UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 9, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive office)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This
Form
6-K
consists
of
UBS
Group
Sustainability
Report
2025,
which
appears
immediately
following this page.

Sustainability Report
2025
Thinking and acting with the long term in mind

Table of contents
Page
Introduction
2
Partnering with clients on a sustainable future
2
About this report
4
General information
7
Our business model
7
Our stakeholder engagement
9
Assessment of the significance of sustainability-related topics to UBS
12
Governance
13
Our sustainability governance
13
Business conduct and corporate culture
17
Strategy
21
Our sustainability and impact strategy
21
Our key aspirations and progress
22
Environment
24
Our climate transition plan
24
Supporting our clients’ low-carbon transition
28
Reducing our own environmental impact
42
Managing the environmental impact of our supply chain
52
Supporting our transition plan: key enablers
54
Social
58
People and culture make the difference
58
Driving social impact
63
Respecting human rights
65
Responsible use of artificial intelligence
66
Supporting opportunities
67
Global Wealth Management
72
Personal & Corporate Banking
74
Asset Management
75
Investment Bank
77
Group Treasury
activities
79
Managing sustainability and climate risks
80
Sustainability and climate risk management framework
80
Risk identification and measurement
81
Monitoring and risk appetite setting
86
Risk management and control
89
Risk reporting and disclosure
91
Our investment management approach to sustainability and climate risks
92
Resilience of UBS’s strategy and business model
95
Appendix
97
Appendix 1
–
Governance
97
Appendix 2 – Other supplemental information
101

Sustainability Report 2025
| Introduction

Introduction
Partnering with clients on a sustainable future
2025 was
a pivotal
year for
UBS, as
we advanced
the integration
of Credit
Suisse, strengthened
our foundations
and
deepened our support for clients navigating an increasingly dynamic and complex environment.
As we
build on
this momentum,
innovation and
collaboration across the
Group continue to
shape how
we deliver
for
our stakeholders.
But long-term
success is
also rooted
in the
responsibility we
share to
help shape
a more
sustainable
future – for our clients, our people and the communities we are part of. Our efforts remain anchored in our ambition to position UBS as a leader in sustainability and are guided by three pillars:
(i)
Protect
: manage our business in alignment with our sustainable, long-term strategy and evolving standards;
(ii) Grow : embed an innovative sustainability and impact offering across all our business divisions; and
(iii) Attract : be the bank of choice for clients and employees.
We support clients as
they transition to a
low carbon economy, assessing
climate-related risks and opportunities
across
our
business
to
create
value
for
clients,
shareholders
and
other
stakeholders.
In
2025,
we
made
significant
progress
toward our scope 1
and 2 net-zero target
– reducing emissions by
48% cumulatively against the
2023 baseline and 20%
year on year,
through our energy
reduction initiatives and
renewable electricity usage.
For scope 3,
we remain committed
to our lending
sector decarbonization targets
in key sectors
and to further
develop our approach
to transition finance.
Beyond
increasing
investment
in
activities
with
sustainability-related
objectives,
we
recognize
that
the
transition
also
requires increased support for companies in carbon-intensive sectors in executing their transition plans.
At the
same time,
we continued
to strengthen
our climate
risk management
capabilities, including
identifying, measuring,
monitoring,
managing
and
reporting
climate-related
risks,
while
further
embedding
regulatory
requirements
into
our
financial
risk
management
and
stress
testing
frameworks.
Our
firm-wide
sustainability
and
climate
risk
framework
is
underpinned by
proprietary methodologies
for transition
and physical
risk assessment,
scenario analysis
and stress
testing.
In
2025,
we
enhanced
these
tools
and
integrated sustainability
and climate
risk
considerations more
deeply
into
our
traditional financial and non-financial risk frameworks.
Our progress is reflected in key environmental, social and governance (ESG) ratings, with MSCI reaffirming our AA score and continued strong performance in the S&P Global Corporate Sustainability Assessment.
Trends
For the industry as a whole,
global sustainability-oriented public and exchange-traded
fund assets grew to a
new high of
USD 3.9 trillion as of the end of
December 2025, supported by strong market performance over the course of the year.
Europe remains by far the
largest market with an 86%
market share.1 Sustainable investments
accounted for 12% of all
fundraising in private markets in 2025. From the private markets assets raised, most were allocated to energy transition
infrastructure funds.2 Multiple
industry surveys conducted
throughout the year
consistently confirmed sustained
investor
interest and a commitment to sustainable investing.3
Sustainability policy and regulation underwent a
recalibration in 2025, aiming to
balance growth, resilience and energy
security with
previously defined
goals around
decarbonization, protection
of natural
capital, social
inclusion and
economic
development.
Fragmentation
continues
to
pose
challenges
for
global
firms
like
ours;
greater
alignment
on
global
standards
–
particularly
in
reporting
and
risk
management
–
will
be
essential
to
support
effective
capital
allocation.
Ensuring that policies
are balanced and
broadly accepted by
societies undergoing multiple parallel
transitions is equally
important.
In
this
evolving
macroeconomic
and
regulatory
landscape,
we
help
clients
achieve
their
sustainability
and
impact
objectives. The transition to
a lower carbon
economy, and the associated
risks and opportunities, remains
a priority for
many clients
– driven
by their
own ambitions,
as well
as by
regulatory requirements.
In parallel,
sustainable investing
continues to diversify into private markets.
1
Source: Morningstar.
2
Source: Prequin.
3
Sources including UBS, KPMG, BNP Paribas,
Morgan Stanley and Bloomberg.

Sustainability Report 2025
| Introduction

People and communities
Our global
presence in
51 countries
and jurisdictions,
combined with
the expertise
of more
than 105,000
employees,
enables us to deliver better outcomes for our clients, people and communities.
Our employees bring our
strategy to life every
day. We therefore aim to
attract, develop and empower employees
with
the capabilities, potential and mindset to
help us succeed. Guided by meritocracy,
we develop and promote our people
with integrity, ensuring they have the visibility and opportunities needed to build successful and thriving careers.
Good corporate citizenship
principles are embedded
into our employment
practices –
from hiring and
development to
fair pay and benefits.
UBS aims
to support
an economy
that prioritizes
the well-being
of people
and the
planet. Through
the UBS
Optimus
network
of
foundations,
and
in
partnership
with
philanthropists,
employees,
implementation
organizations
and
institutional partners, we work
to deliver systemic and
catalytic impact for marginalized
communities globally and locally,
with a
focus on
children and
young people.
In 2021,
UBS set
two goals:
to mobilize
USD 1

bn in
philanthropic capital
and to reach
more than 26.5

million people by
the end of 2025
(cumulative since 2021).
We met the USD
1 bn milestone
ahead of schedule in 2024, and by the end of 2025 had reached more than 26.5   million people.
In 2025, we successfully engaged 37% of
our global workforce in volunteering activities,
many in skills-based programs.
We
recognize
the
importance
of
continuing
these
efforts
–
empowering
participating
employees
and
strengthening
communities in ways that also support our business.
Our commitment
The transition
to a lower-carbon
economy is
reshaping industries
and investment
landscapes. We
work closely
with clients
to help them understand these implications –
from operational impacts to strategic opportunities –
and we continue to
develop the transparency tools and
methodologies, as well as the
insights that support informed decision-making.
While
we remain committed to
achieving our climate goals,
meaningful progress also
requires action beyond our
direct control,
including progress
across sectors,
clear and
forward-looking regulation,
and greater
alignment on
requirements across
markets.
Our
clients
remain
at
the
heart
of
our
decisions.
We
are
committed
to
being
their
bank
of
choice
and
to
providing
solutions that
anticipate and
meet their
evolving priorities.
This commitment
drives our
focus on
protecting long-term
value and delivering
innovative product offerings,
fully aligned with
our three pillars
that shape our
sustainable approach.
Colm Kelleher
Chairman of the Board of Directors
Sergio P. Ermotti
Group Chief Executive Officer
UBS was among the companies that
first signed the UN Global Compact
in 2000 and is also a
member of the UN Global
Compact
Network
Switzerland,
meaning
we
are
committed
to
its
principles
on
human
rights,
labor
standards,
the
environment and anti-corruption. As reflected in detail
in this report, we have a substantial
set of goals and activities in
place pertaining to the principles of the UN Global Compact.

Sustainability Report 2025
| Introduction

About this report
Overview
The UBS Group Sustainability Report
2025 provides disclosures on environmental,
social and governance (ESG) topics
for
the UBS Group and its consolidated subsidiaries, including UBS AG, as of 31 December 2025. The scope and content of this
report
is
prepared
in
accordance
with
the
Swiss
legal
and
regulatory
requirements,
in
particular
the
provisions
pertaining to transparency on non-financial
matters contained in the Swiss
Code of Obligations Art. 964b,
and the Swiss
Ordinance
on
Climate
Disclosures
based
on
the
recommendations
of
the
Task
Force
on
Climate-Related
Financial
Disclosures (the TCFD).
The Sustainability Report
additionally includes information
required by regulations
promulgated
by
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
and
selected
regional
regulatory
requirements
for
UBS
entities. This report has
also been prepared with
reference to the Global
Reporting Initiative (GRI) and
in accordance with
our “Basis of preparation”.
The reporting period for
this UBS Group Sustainability
Report is 1 January
to 31 December 2025, which
is aligned with
the financial reporting period
of the UBS
Group. The baseline years
for our targets are
stated in the respective
sections
of this
report. Disclosures
showing financed
emissions against
our lending
activities and
progress against
our lending
sector
decarbonization
targets
are
reported
with
a
one-year
time
lag
(up
to
31
December
2024)
due
to
the
lack
of
available 2025 data.
Unless otherwise noted, the information included in this report is presented at the UBS Group level.
›
Refer to the Global Reporting Initiative Content Index 2025, available at ubs.com/sustainability-reporting , for more information on the metrics with references to the GRI standards
›
Refer to “Basis of preparation” in the “Other supplemental information” section of the Supplement to this report
,
available at
ubs.com/sustainability-reporting , for more information on metrics, including definitions, approaches and scope
›
Refer to “Appendix 2 – Other supplemental information” in the appendix to this report for an overview of non-financial
disclosures in accordance with Art. 964b of the Swiss Code of Obligations
›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to this report, available at
ubs.com/sustainability-reporting
, for information on the implementation of the environmental risk regulations in Singapore and
the Hong Kong SAR by UBS, information pertaining to the UBS Group’s approach to the “Swiss Ordinance on Due Diligence and
Transparency in
relation to Minerals and Metals from Conflict-Affected Areas and Child Labor” and Canada OFSI B-15
requirements
›
Refer to the “Supplement to Environment”
section of the Supplement to this report, available at
ubs.com/sustainability-reporting ,
for information on disclosures in connection with the legal entity reporting requirements of the ESG sourcebook in the Business
Standards section of the UK Financial Conduct Authority Handbook
›
Refer to “Note 27 Interests in subsidiaries and other entities” in the “Consolidated financial statements”
section of the UBS Group
Annual Report 2025, available under “Annual reporting” at
ubs.com/investors
, for supplementary information regarding certain
significant subsidiaries
Integration of Credit Suisse – explanations and related assumptions
On 12 June
2023, UBS Group
AG acquired Credit
Suisse Group AG,
succeeding by operation of
Swiss law to all
assets
and liabilities of Credit Suisse Group AG. Since
the acquisition, we have successfully executed our integration plans and we have won back, retained and
grown client assets. Throughout 2025,
we continued to make excellent progress
with
respect
to
the
integration
of
Credit
Suisse,
including
with
regard
to
client
account
migrations
and
infrastructure
decommissioning. We are on track to substantially complete the integration by the end of 2026, including pertaining to sustainability matters.

Sustainability Report 2025
| Introduction

The legal structure of the UBS Group
The chart below gives an overview of our principal legal entities and our legal entity structure.
›
Refer to the “Risk factors” and “Regulatory and legal developments” sections and the “Integration of Credit
Suisse” section of the
UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
Assurance and agreed-upon procedures
UBS’s sustainability
metrics, as
disclosed in
the UBS
Group
Sustainability Report
2025 and
its Supplement,
have been
assured by
Ernst &
Young
Ltd, Basel
(EY). EY’s
procedures
covered
29 metrics
subject to
reasonable assurance
in key
areas such as climate and 205 metrics subject to limited assurance. A list of these metrics and the level of assurance can be found in the assurance report.
As part
of our assurance
activities in 2024,
we engaged EY
to perform agreed-upon
procedures on our
lending sector
decarbonization
targets
to
assist
us
in
determining
whether
these
have
been
set
in
line
with
reference
scenarios
mentioned and
informed by
certain requirements
taken from
pertinent global
standards and
initiatives. These
agreed-
upon procedures remain relevant for 2025.
›
Refer to the Lending sector decarbonization targets agreed-upon procedures
,
available at
ubs.com/sustainability-reporting , for
more information
Explanation of dependencies
Certain activities of UBS that
pertain to the implementation of
its sustainability and impact strategy
are directly impacted
by factors that it cannot
influence directly or can
only influence in part. These
include governmental actions (e.g. when
it comes to the achievement of the
Paris Agreement and thus the achievement of
our firm’s climate-related ambitions);
the quality and availability of
(standardized) data (e.g. in areas such
as emissions); the development
and enhancement of
required methodologies and
methodological tools (e.g.
on climate risk);
the ongoing evolution
of relevant definitions
and
standards (e.g. sustainable finance); and the furthering of transparency (e.g. pertaining to company disclosures of data).
Areas where these
dependencies are
of particular
relevance (including,
in particular, regarding the
examples noted
above)
are explained in the relevant sections of this report.
9 March 2026
The UBS Group
Contacts
Information to
stakeholders about
the content
of this
report is
provided by
the stakeholder
management team
within
Group Sustainability and Impact.
cr@ubs.com

Sustainability Report 2025
| Introduction

Terms used in this report, unless the context requires
otherwise
”UBS”, ”UBS Group”, “UBS Group AG consolidated”, “Group”,
“the
Group”,
“we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” UBS AG and its consolidated subsidiaries
“Credit Suisse AG” Credit Suisse AG and its consolidated subsidiaries, before the merger with
UBS AG
“Credit Suisse Group” and “Credit Suisse” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS
“UBS Group AG”
UBS Group AG on a standalone basis
“Credit Suisse Group AG”
Credit Suisse Group AG on a standalone basis, before the merger with UBS
Group AG
“UBS AG standalone” UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone” UBS Switzerland AG on a standalone basis
“UBS Europe SE” and “UBS Europe SE consolidated” UBS Europe SE and its consolidated subsidiaries
“UBS Europe SE standalone” UBS Europe SE on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

Sustainability Report 2025
| General information

General information
Our business model
UBS – who we are
We are
the world’s
only truly
global wealth
manager and
the leading
bank in
Switzerland. These
key pillars
of our
strategy
are enhanced by our
focused and competitive asset
management and investment banking capabilities.
Staying close to
our clients, whether they
are individuals, institutions or
businesses, and providing financial
advice and solutions to
help
them
to
achieve
their
goals
is
at
the
heart
of
what
we
do.
We
have
a
capital-generative
and
well-diversified
global
business model with strong competitive positions in our target markets and the regions in which we operate.
Our business
model, including
our regional
diversification, with
our deep-rooted,
risk-aware culture,
superior client
service
and prudent capital
management, is built
on our respected
brand and has
made it possible
to sustainably grow
profits
and deliver attractive capital returns to shareholders over the long term.
We are focused on driving sustainable long-term growth while maintaining risk and cost discipline
Our objective is to generate value for our stakeholders by driving sustainable long-term structural growth and attractive
capital returns. To
accomplish this, we
are building on
our scale, content
and solutions, while
remaining disciplined on
capital, risk and costs. Maintaining a balance sheet for all seasons remains a foundation of our success and a significant source of
strength and
resilience. This
provides us
with the
capacity to
invest strategically
and enables
us to
deliver against
our financial targets and
ambitions, which are outlined in
the “Targets, capital guidance and
ambitions” section of this
report.
Our growth plans
are rooted
in an attractive
business mix,
that is also
a source of
competitive strength,
and are supported
by collaboration between
our businesses. Our
asset-gathering businesses generate
close to
60% of
our revenues
1
and
are characterized
by being
structurally attractive
from a
capital consumption
perspective, representing around
39% of
our risk-weighted assets (RWA).
1
Around another third of our RWA
1
are in Personal & Corporate Banking in Switzerland,
our home market and an attractive, stable and
well-diversified economy, with low historic credit losses. Furthermore, we
operate a capital-efficient Investment Bank, which is limited to 25% of Group RWA.
1
Our aim is to create long-term sustainable value.
We also have a responsibility to the communities in
which we live and
operate, and
to our
employees. We
have outlined
selected environmental,
social and
governance (ESG)
aspirations, which
are aligned with our financial targets and ambitions.
We have a global, diversified business model
Our invested
assets of
more than
USD 7trn are
regionally diversified
across the
globe. We
give our
clients access
to a
broad,
relevant
and
customizable
range
of
solutions,
which,
together
with
our
thought
leadership
and
capabilities,
position us well
to become their
partner of choice.
Our strategic ambitions
reflect the long-term
outlook on demographic
and social trends affecting wealth distribution, product demand and client experience.
We are among
the market leaders
in the
Americas, the
world’s largest
wealth pool
and one of
the fastest-growing
wealth
markets. Around half of the
invested assets our wealth management
clients entrusted us with are
booked in that region.
Following the acquisition
of Credit Suisse,
the Investment
Bank has
invested in growing
its Global Banking
and Global
Markets capabilities in the region, and is focused on cross-regional and cross-divisional collaboration to drive growth.
Asia Pacific is our fastest-growing
region, and where we continue
to lead as the
largest wealth manager
2
and remain a
consistent top-tier
investment bank.
We are
further investing
in and
growing our
businesses to
deliver leading
capabilities,
capitalizing on market momentum in the Hong Kong SAR and the mainland of China, leveraging strong cross-divisional collaboration and global connectivity, and
driving growth through a diversified
footprint, with the Hong Kong
SAR and
Singapore as the regional
hubs, as well
as strategic partnerships in
markets such as Japan
and India. In
2025, our total
invested assets in Asia Pacific surpassed the USD 1trn milestone for the first time.
In EMEA, we are one of the largest wealth
managers, and we are focused on deepening our
share of wallet with EMEA-
domiciled global clients, while further driving profitability in select key markets, including the Middle East.
Finally, in Switzerland we have a highly integrated
business model and aim to reinforce our position
as the leading bank.
We are
driving our
digital transformation, enhancing
the client
experience and improving
efficiency, while
focusing on
capturing growth opportunities.
In 2025, UBS
was again named
Best Bank in
Switzerland by Euromoney,
for the eleventh
time since 2012. Our
role as a trusted
partner to the Swiss
economy remains central to
our strategy. This is
reflected in
our substantial
contribution to
the Swiss
economy, including,
among other
aspects, a
lending volume
commitment of
CHF 350bn.

Sustainability Report 2025
| General information

We deliver integrated coverage for clients by collaborating as one UBS
We are committed to
serving our clients as
one firm, with collaboration
across our business divisions
being a cornerstone
of our strategy
and a key
differentiator, as we
deliver the full
value of the
firm to clients.
For example, our
asset-gathering
businesses work
in synergy
to offer
clients a
comprehensive product
suite paired
with exclusive,
personalized services.
The Investment Bank complements these by delivering insights, execution capabilities and risk management expertise to both wealth management clients with complex needs and Swiss corporate clients.
In today’s
interconnected world, our
wealth management
clients are
becoming increasingly
global and
mobile in
both
their business and personal
lives, demanding comprehensive, seamless,
multi-jurisdictional financial solutions. With
our
unmatched global footprint and
best-in-class solutions, we are well
positioned to connect our clients
to the firm across
jurisdictions in a systematic and integrated manner.
We are investing in our technology to improve the client experience and enhance employee productivity
We continue to focus on investing in a resilient and secure technology infrastructure that is designed to help ensure the stability
of
our
services
for
our
clients
and
employees
worldwide.
This
includes
investments
to
strengthen
our
core
platforms, modernize applications and enhance system reliability, in an increasingly complex environment.
Since
our
acquisition
of
the
Credit
Suisse
Group
in
2023,
one
of
our
key
focus
areas
has
been
the
integration
of
technology and
operations. We
continue to
rapidly advance
in this
space, with
approximately 1,600
Credit Suisse
business
applications
decommissioned
by
the
end
of
2025
(55%
of
those
in
scope)
and
around
85%
of
Swiss-booked
client
accounts transferred. In addition, our strong
technology foundation has facilitated an overall
seamless integration across
the Group, including the migration of businesses and client accounts to the UBS platforms.
›
Refer to the “Integration of Credit Suisse” section of the UBS Group Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information
We also continue
to strengthen our
technology position, with
a focus on
accelerating our Group
artificial intelligence (AI)
strategy
to
achieve
impactful
outcomes
more
quickly
and
incrementally.
In
2025,
we
appointed
a
Chief
Artificial
Intelligence Officer to
support UBS’s transformation into
a fully AI-enabled
institution. We are
moving quickly to adopt
AI throughout
the Group
to reshape
business capabilities
and enhance
employee productivity,
and
we are
constantly
developing and exploring new
opportunities, from more traditional automation
to agentic AI solutions.
Our AI strategy
is centered around nine large-scale
transformational AI initiatives. These initiatives are
designed to have a broad
impact
across the Group,
increasing efficiency and
improving processes and
systems. For example,
we are implementing
the next
generation of software development,
which includes the widespread
deployment of AI-augmented development
tools,
enabling engineers
to deliver faster,
more innovative
and scalable solutions
and streamlining UBS’s
software development
cycle.
To support our employees, we
are upskilling and reskilling employees
in AI and adjacent technologies
through specific AI
training to
ensure innovation
is embedded
responsibly and
effectively. We
also continue
to invest
in partnerships
with
leading
academic
institutions
worldwide
and
other
key
players,
to
develop
ideas,
drive
positive
outcomes
across
the
Group and
foster pioneering
AI research.
For example,
we have
announced the
launch of
the Oxford-UBS
Centre for
Applied Artificial Intelligence, focusing on three key research areas (society, economy and the future of AI). This enables
us to explore pioneering applications and practical solutions that can be implemented at scale across the Group.
These efforts
are
underpinned by
an
AI framework
and policy
that have
been designed
to safeguard
the interests
of
clients, employees and stakeholders. In parallel,
we maintain a strong focus
on operational resilience, cybersecurity and
data protection to support keeping our platforms secure, stable and available at all times.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information
In
addition,
we
are
actively
building
out
foundational
digital
asset
infrastructure
to
launch
a
range
of
new
products
addressing evolving client needs. For example,
we are investing in our solutions
for the tokenization of real-world assets,
such as UBS Tokenize
. We are
also developing digital
money offerings, such
as our
UBS Digital Cash
tokenized deposit
solution, and we are evaluating stablecoins. Finally, we are also exploring access to cryptocurrencies.
Supporting sustainability
We are guided by our ambition to
be a leader in sustainability. This is
reflected in our vision to be
the bank for the next
generation. To help
us realize that
vision, our sustainability
and impact strategy
is based on
three overarching strategic
pillars: Protect, Grow and Attract.
1
Excluding Non-core and Legacy.
2
Asian Private Banker (April 2025) and UBS estimate.

Sustainability Report 2025
| General information

Our stakeholder engagement
We engage with
UBS’s stakeholders, such
as clients, employees,
investors, policymakers, legislators
and regulators, along
with representatives of the business community, society and non-governmental organizations (NGOs), on a regular basis
and on a
wide range of
topics. This engagement
helps us to
better understand stakeholder expectations
and concerns
and to manage
pertinent issues and
challenges. In recent
years, the exchange
of views and
ideas with stakeholders
on
sustainability-related
issues
has
grown
in
importance.
Such
interactions
are
undertaken
through
various
dedicated
channels.
Clients
Our
clients’
preferred
communication
channels
continually
evolve,
and
we
strive
to
engage
with
them
in
the
most
convenient way.
We use
a variety
of channels,
in particular
digital channels
and regular
client relationship
and service
meetings, as well as various corporate road shows and dedicated events, with a mix of hybrid and in-person events.
Global Wealth
Management engages
with clients
through a
broad range
of forums
and channels,
from personalized
private briefings with subject
matter experts to segment-specific
virtual and in-person events
and large-scale initiatives.
Through marketing and media
campaigns, events, advertising,
publications and digital-only
solutions, we helped
to drive
a greater awareness of
the firm among prospective
clients and reinforced trust-based
relationships between advisors and
clients. We have continued
to deliver capabilities
to clients, for example
through digitally enabled
e-banking and advisory
tools,
while
also
bringing
the
best
of
UBS
to
our
clients
via
units
such
as
Unified
Global
Alternatives, Unified
Global
Banking and Unified
Global Markets. We
have also
continued to leverage
artificial intelligence (AI)
to positively impact
our
business
and
serve
our
clients
more
efficiently.
Examples
include
STAAT
Insights
,
which
assisted
our
US
financial
advisors in their
client interactions through
the delivery of over
20 million insights in
2025, and our
AI-powered chatbots,
available
across
regions.
We
believe
AI
will
continue
to
enable
more
personalized
advice
and
solutions
more
quickly,
ensuring a
more efficient
experience for
our clients
around the
globe. It
does not
replace trust
or human
interaction,
which are the cornerstones of our business.
Personal & Corporate Banking engages with clients via various means of communication, including regular client events
(leveraging a number
of formats, such
as webcasts and
in-person, virtual or
hybrid events), as
well as sustaining
many
events formerly
led
by Credit
Suisse. In
2025, we
further enhanced
our
digital engagement
strategies to
reach more
clients and
strengthen relationships
with existing
ones. We
utilize various
channels, including
social media,
online displays,
search engines and helplines, as well as our branch network.
In Asset Management, we use various channels to bring our clients the ideas, understanding and clarity to support their investment
decisions.
Our
regular
investor
publications
provide
thematic
perspectives
and
actionable
insights,
supplemented by our global
program of events, which includes
our annual
The Red Thread
market outlook road show
in
key international
locations, as
well as
our flagship
UBS Reserve
Management Seminar
(RMS)
in Switzerland
and
Sovereign
Investment Circle
in Singapore.
These events
bring together
institutional investors
to debate
relevant topics
and share
best practices, while
the annual
RMS
survey provides an
authoritative insight into
central bank,
sovereign and investor
sentiment and
trends. We
also continued
to host
a broad
range of
hybrid and
online events
to help
our clients
better
understand
market
challenges
and
opportunities, as
well
as
our
ongoing
engagement
through
our
social
media
and
digital platforms.
The Investment Bank hosted more than 240 conferences globally in 2025, providing clients with access to corporations, experts,
research
and
capital
introductions.
The
events
covered
a
diverse
range
of
topics,
including
macroeconomic,
geopolitical, technology
and AI,
and sector-
and region-specific
themes, in
addition to
regulatory, product
and market
trends.
More
than
50,000
clients
took
part
in
such
events
over
the
year.
We
leverage
our
intellectual
capital
and
relationships and
use our
execution capabilities,
differentiated research
content, bespoke
solutions, client
franchise model
and global platform to expand coverage across a broad set of clients. UBS Live Desk , built within the UBS Neo platform,
provides
clients with
a
stream
of
fast-paced
commentary from
UBS traders.
The
UBS
Analytical Research
Community
(UBS-ARC)
is a
proprietary, interconnected
research network
of industry
leaders, subject
matter specialists,
executives,
academics and analysts in the Americas region.
Client feedback and surveys
We
engage
with
our
clients
on
a
regular
basis
and
on
a
wide
range
of
topics.
This
engagement
helps
us
to
better
understand
clients’
expectations
and
concerns, including
those
pertaining
to
sustainability,
and
to
manage
pertinent
issues
and
challenges.
Feedback
received
from
clients
relevant
to
our
policies
is
considered
in
the
regular
reviews
of
policies
and
incorporated where
applicable.
Our
client insight
and
feedback
teams
are
responsible
for
gathering and
processing all demands and issues raised through our central channel, available online.

Sustainability Report 2025
| General information

Investors
We have regular interactions with
institutional investors, financial analysts and
other market participants, such as credit
rating agencies, including
on sustainability topics.
These interactions take place
through the UBS Investor
Relations team,
with subject
matter experts
engaged as
required, and
help us
to learn
about investors’
concerns and
address these
as
best possible. The Annual General Meeting is
also an open forum through which
to hear our shareholders’ concerns or
inquiries, which may then feed into our approach on material topics.
Employees
Our
employees want
to
have an
impact and
to
help
shape their
daily experience.
Therefore, they
have
opportunities
throughout the year to
connect with leadership and
share their views on
strategic alignment, the work
environment, line
manager effectiveness,
culture and
well-being. In 2025,
initiatives such
as our
regular “Ask
the GEB“
and Group
CEO
townhall events
supported two-way
conversations on
topics including
the firm’s
strategy and
direction. Our
multi-faceted
employee listening strategy, including
short pulse surveys, employee
life cycle surveys and
focus groups on topics such
as
employee sentiment on
AI, enabled us
to gather insights
from all business
divisions. Our Group-wide
employee survey,
conducted in September
2025, assessed organizational
health indicators such
as line manager
effectiveness, employee
engagement, empowerment and culture.
Governments and regulators
Financial
market
stability
and
the
transition
toward
a
more
sustainable
world
are
largely
dependent
on
the
overall
economic,
regulatory
and
political
environment
and
the
conduct
of
firms.
We
actively
participate
in
political
and
regulatory discussions
to share
our expertise
on proposed
regulatory and
supervisory changes.
The dialogue
is coordinated
by
our
Governmental
Affairs
team
and
organized
regionally
under
the
leadership
of
the
globally
responsible
Head
Governmental Affairs. Our advocacy priorities
and engagements, both direct and
indirect through trade associations,
are
determined based on
the UBS Group’s
strategy and priorities
and aligned with
UBS’s senior management.
In Switzerland,
they must
be aligned
with the
general political
engagement approach
defined by
UBS’s internal
Political Board
Swiss
Chapter. In
the US,
our advocacy
priorities are
presented to
and approved
by the
Management Committee for
the US
Combined Operations at the beginning of every year.
Regarding
the
stability
of
the
financial
system,
UBS
advocates
for
an
internationally
aligned
regulatory
framework,
including for anti-money laundering and digital regulation,
as well as sustainability disclosures. Moreover, in the
wake of
the acquisition
of the
Credit Suisse
Group, UBS
supports in
principle most
of the
regulatory proposals
from the
Swiss
Federal Council,
as long
as they
are implemented
in a
targeted, internationally
aligned and
proportionate way.
UBS is
contributing its perspectives throughout
the public consultation process.
UBS has submitted a
consultation response to
the
proposed
changes
to
the
Capital
Adequacy
Ordinance,
including
changes
to
the
valuation
of
assets,
and
a
consultation
response
to
the
proposed
changes
to
the
Banking
Act
regarding
the
capital
treatment
of
foreign
participations. Both responses are publicly available.
In recognition of the essential role played by Switzerland’s political parties, UBS provided a total of CHF 1.2m in relation to 2025 (2024: CHF
1.2m), as a
contribution to support their
operational costs. These financial
contributions are direct
and calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal levels.
Swiss parties
are eligible
to apply
for a
financial contribution
if they
commit to
free competition,
the market
economy
and the
Swiss financial
center. They
should also
have a
national focus
and either
form a
parliamentary group
in the
federal
parliament or
be represented in
at least one
cantonal government.
In addition, we
are a member
of several organizations,
including
industry
groups,
that
fund
their
activities
from
membership
fees
or
other
member
contributions.
Political
contributions,
if
any,
provided
by
these
industry
groups
are
subject
to
the
disclosure
requirements
as
per
the
Swiss
transparency requirements
for political
funding on
the part
of the
recipient (Art.
76 ff.
of the
Federal Act
on Political
Rights and
the Ordinance
on Transparency
in Political
Funding). Beyond
the above,
there were
no additional
material
contributions, including in kind.
›
Refer to UBS’s response to the
6 June 2025 Capital Adequacy Ordinance consultation and UBS’s response to the 26 September
2025 consultation on the capitalization of foreign participations by parent companies of systemically important banks, available
under “Investor presentations” at ubs.com/presentations , for more information
Other key societal stakeholders
Communities
We aim to maximize
our impact in local communities.
We recognize that
our long-term success depends on
the health
and
prosperity
of
the
communities
that
we
are
part
of.
Our
social
impact
strategy
guides
the
firm’s
charitable
contributions toward strategic
partners and initiatives that
align with the firm’s
priorities in the communities
where we
operate. Through local measures
and partnerships (including with academia), operating
within a global framework and
coordinated across regions,
we endeavor to deliver business and
community impact by identifying innovative and high-
quality programs that are aligned to
our business. We provide focused
financial and human support,
including employee
volunteering programs and client
participation where appropriate.
In addition, our partnerships
in academia contribute
to our efforts to engage with thought leaders at universities and other academic institutions.

Sustainability Report 2025
| General information

Non-governmental organizations
We regularly
interact with NGOs
and appreciate their
input and insight,
as they help
us consider our
approach to, and
understanding of, societal issues and concerns. These may then be considered as part of relevant topic discussions.
NGOs have long established
themselves as critical
watchdogs of companies, both
scrutinizing and challenging how
we
address a
broad range
of environmental,
social and
human rights
concerns. In 2025,
discussions with
NGOs remained
particularly focused
on climate
change, including
the transition
to a
low-carbon economy. Other
topics discussed
included
sustainable finance, human rights and nature.
Rating agencies
We also actively engage
in dialogue with
analysts at rating
and research agencies, including
on environmental, social
and
governance (ESG) matters, which helps us to evaluate
our sustainability performance and activities and provides a useful means
of
benchmarking.
In
2025,
for
example,
we
provided
detailed
information
about
our
sustainability-related
performance to
a range
of agencies,
either in
response to
questionnaires or
via calls
(with ESG
analysts) and
the UBS
Group Sustainability Report regularly serves as a key source of information for these agencies.
Media
Our media teams maintain direct and long-term relationships
with media representatives across all our
business regions
and provide them with timely information on a wide range of global, regional and local topics.

Sustainability Report 2025
| General information

Assessment of the significance of sustainability-related
topics to UBS
Assessing the significance of
sustainability-related topics helps us to ensure that our sustainability disclosures reflect our stakeholders’ expectations
and concerns
for the
integrated firm.
It also
informs our
discussions as
we evolve
our approach
to
sustainability.
This
approach
is
grounded
in
recognizing
the
importance
of
engaging
with
and
listening
to
subject
matter experts and key stakeholders to inform and evolve our sustainability strategy.
Note : For 2025, the 2023 Global Reporting Initiative (GRI)-based assessment remains valid, with no material changes to the topics identified in 2024 or 2025. This assessment supports our interactions with stakeholders, including regulators, that would want to understand the relevance of environmental, social and governance (ESG) topics to our disclosures.
›
Refer to the “Supplement to General information” section of the Supplement to this report, available at
ubs.com/sustainability-
reporting
, for more information about the methodology and outcome of the assessment of the significance of sustainability-
related topics to UBS
›
Refer to the “Supporting opportunities” section of this report for more information about the materiality of opportunities
›
Refer to the “Managing sustainability and climate risks” section of this report for more information about the materiality of
climate-related risks across risk categories

Sustainability Report 2025
| Governance

Governance
Our sustainability governance
The role of the Board of Directors of the UBS Group and its committees
The
Board
of
Directors
of
the
UBS
Group
(the
BoD)
has
ultimate
responsibility
for
the
success
of
the
Group
and
for
delivering sustainable shareholder value within a
framework of prudent and effective controls.
The BoD determines the
Group’s strategy and the
necessary financial and human
resources, at the recommendation
of the Group Chief
Executive
Officer (the
Group CEO),
and also
sets the
Group’s values
and standards
to ensure
its obligations
to shareholders
and
other
stakeholders
are
met.
The
BoD
oversees
the
overall
direction,
supervision
and
control
of
the
Group
and
its
management.
It
also
supervises
compliance
with
applicable
laws,
rules
and
regulations.
The
Chairman
of
the
BoD,
together with
the Group
CEO, takes
responsibility for
UBS’s reputation
and is
closely involved
in, and
responsible for,
ensuring
effective
communication with
shareholders and
stakeholders, including
government officials,
regulators and
public organizations.
As of
31 December
2025, the
BoD of
the UBS
Group consisted
of 12
non-executive members,
of whom
41.7% were
women, and the Board of Directors
of UBS AG consisted of the
same 12 non-executive members, of whom
41.7% were
women. The numbers and percentages are unchanged from 2024.
Five committees support the BoD in fulfilling its duty through the respective responsibilities and authority given to them.
All BoD committees have
specific responsibilities pertaining to environmental,
social and governance (ESG)
matters. For
example, the Corporate Culture
and Responsibility Committee (the
CCRC) is primarily responsible
for corporate culture
and sustainability, the Compensation Committee is responsible for financial and non-financial compensation topics, the
Risk Committee (the RC)
supervises the integration of
sustainability-related matters in
risk management, the Governance
and Nominating
Committee supports
the Board
in establishing
best practices
in corporate
governance, and
the Audit
Committee has oversight of the control framework underpinning sustainability metrics.
›
Refer to the “Corporate Governance” section of the UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more information about the BoD committees
›
Refer to the “Supplement to Governance” section of the Supplement to this report, available at
ubs.com/sustainability-reporting ,
for more information
The
CCRC
is
the
supervisory
body
primarily
responsible
for
corporate
culture
and
sustainability.
It
is
chaired
by
the
Chairman of the
BoD, with four
BoD members as
committee members. Permanent guests
include the Group CEO,
the
Group
Chief
Operating
Officer,
the
Group
Chief
Risk
Officer,
the
Chief
Sustainability
Officer
and
the
Group
General
Counsel. The CCRC oversees
our Group-wide sustainability and
impact strategy and key
activities across environmental
and social topics.
These include climate,
nature and human
rights. Annually, it
considers and approves
the Group-wide
sustainability
and
impact
objectives.
As
part
of
this
process,
it
also
considers
the
impact
and
financial
materiality
of
climate- and sustainability-related risks and opportunities on UBS.
The CCRC’s
function is
forward-looking in
that it
monitors and
reviews societal
trends and
transformational developments
and assesses their potential
relevance for the UBS
Group. In undertaking
this assessment, it
reviews stakeholder concerns
and expectations pertaining to
the societal performance of
UBS and the
development of its corporate
culture. UBS has
various
mechanisms
(including
complaint
and
feedback
procedures)
in
place
to
ensure
that
such
concerns
and
expectations
are
received,
managed
and,
where
necessary,
brought
to
the
attention
of
the
Group
Executive
Board (the GEB) and
the BoD.
The CCRC
is also
responsible for
conducting the
annual review
process for
the Code
of
Conduct and Ethics of
UBS (the Code) and
for proposing amendments to
the BoD. This process
includes a prior review
of the Code by the GEB and is led by the Group CEO.
The role of our executive management
As of 31 December 2025, the GEB consisted of 15 executive members, of whom 26.7% were women, and the UBS AG
Executive Board
consisted of
14
executive members,
of whom
21.4% were
women. Except
for the
President of
UBS
Switzerland AG, all the members of the GEB are members of the Executive Board of UBS AG. For both the GEB and the
UBS AG Executive Board, the number of members and the percentage of women are unchanged from 2024.
The GEB has executive management responsibility for
steering the Group and its business. It
develops the strategies for
the Group,
the business
divisions and
Group functions
and it
implements the
BoD-approved strategies.
The GEB
develops,
implements
and
maintains
an
appropriate
and
adequate
business
organization
designed
to
ensure
compliance
with
applicable laws and regulations and an appropriate management information system.

Sustainability Report 2025
| Governance

The GEB
also acts
as the
risk council
of the
Group. It
has overall
responsibility for
establishing and
implementing risk
management and control
in the Group.
It manages the
risk profile of
the Group as
a whole as
determined by the
BoD
and
the
RC
and
manages
the
Group’s
reputation.
The
GEB
determines
its
requirements
for
risk
reporting,
including
improvements and changes to
the reports, and
receives periodic updates
on risk data
limitations. For the
management
of
risks,
UBS
maintains
a
risk
governance
framework.
This
framework
governs
risks
including
those
related
to
sustainability and climate, its own workforce, consumers and end users, and business conduct.
Our risk governance framework operates along three lines of defense.
Our first line of
defense, business and Group
functions management, owns its
risks and is accountable
for maintaining
effective processes
and systems
to manage
them in
compliance with
applicable laws,
rules and
regulations, as
well as
internal standards, including identifying control weaknesses and inadequate processes.
Our
second
line
of
defense,
control
functions,
is
separate
from
the
business
and
reports
directly
to
the
Group
CEO.
Control
functions
provide
independent
oversight,
challenge
financial
and
non-financial
risks
arising
from
the
firm’s
business activities, and
establish independent frameworks
for risk
assessment, measurement, aggregation,
control and
reporting, protecting against non-compliance with applicable laws, rules and regulations.
Our
third
line of
defense, Group
Internal Audit,
reports to
the
Chairman and
to
the
Audit
Committee. This
function
assesses the design
and operating effectiveness
and sustainability of
processes to define
risk appetite, governance,
risk
management, internal
controls, remediation
activities and
processes to
comply with
legal and
regulatory requirements
and internal governance standards.
›
Refer to the “Non-financial risk framework” section of the UBS Group Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for information about our approach to managing non-financial risks

Sustainability Report 2025
| Governance

The
Group
Chief
Risk
Officer
is
responsible
for
developing
and
implementing
control
principles
and
an
appropriate
independent control framework for sustainability and climate risk within UBS, together with integrating it into
the firm’s
overall risk management and risk appetite frameworks. The
Head of Sustainability and Climate Risk supports the GEB by
providing
leadership
on
sustainability
risk
in
collaboration
with
the
business
divisions
and
Group
functions.
Our
sustainability and climate risk policy framework is applied Group-wide to relevant activities, including client and supplier relationships.
Oversight of objective-setting and monitoring processes
UBS runs an annual
objective-setting process for objectives
related to sustainability and
impact matters, which includes
environmental
(including
climate-related)
and
social
topics.
As
delegated
to
the
Group
Chief
Operating
Officer
(since 1 January 2026) by the
Group CEO, the Group
Chief Operating Officer is
responsible for setting
the Group-wide
sustainability and impact strategy and developing Group-wide sustainability and impact objectives in alignment with the
business
divisions
and
Group
functions.
The
annual
strategy
review
and
objective-setting
process
is
done
to
identify
priorities
and
strategic
focus
areas
across
the
Group.
Progress
made
in
implementing
Group-wide
sustainability
and
impact objectives is reported as part of
UBS’s annual sustainability disclosures including in this
UBS Group Sustainability
Report. Objectives are considered
and approved annually by
the GEB and the
CCRC and progress toward
them is tracked
and reported internally on a quarterly basis.
Swiss law requires
Swiss companies to
achieve net-zero greenhouse
emissions in their
own operations by
2050. In line
with Swiss law,
and as set
out in this
report, UBS has
announced a climate
plan to achieve
net zero by
2035 across its
own operations (scope 1 and 2), well ahead
of the 2050 deadline. This plan is
integrated into the firm’s methodologies
and approaches. Adherence
is primarily driven
by three GEB
members: the Group
Chief Operating Officer,
along with risk
teams led by
the Group Chief
Risk Officer, and
compliance teams under
the Group Chief
Compliance and Operational
Risk
Control
Officer
and
is
considered
in
the
annual
GEB
performance
assessments.
UBS
considers
the
performance
assessments
in
determining
the
performance
award
decisions.
However,
there
is
no
direct
link
between
senior
management compensation and specific climate goals.
›
Refer to the “Supplement to Governance” section of the Supplement to this report, available at ubs.com/sustainability-reporting , for additional information about our sustainability governance
Ensuring (the availability of) appropriate skills and expertise
We consider the continuous education of the members of the BoD and the GEB to be an important priority and support their participation
in various training
sessions. In addition
to an
induction program for
new BoD
members, continuous
training and topical
deep dives are
part of the
agendas of the
BoD and the
GEB. The BoD
and the GEB
are well diversified
and composed of
members with a
broad spectrum of
skills, educational backgrounds, experience
and expertise from a
range of sectors
that reflect the
nature and scope
of the firm’s
business. The Governance
and Nominating Committee
maintains a competencies and experience matrix to identify gaps in the competencies and experiences considered most
relevant to the BoD,
taking into consideration the
firm’s business exposure, risk
profile, strategy and geographic
reach.
In recent years, the composition of the BoD has been systematically shaped in response to the identified requirements.
Our sustainability governance
Our sustainability
and corporate
culture activities
are grounded
in our
Principles and
Behaviors and
overseen at
the highest
level of the organization. Our Code covers our commitment to acting with the long term in mind and creating value for clients, employees, communities and
investors. This includes our
commitment to protecting the
environment, including
by
fulfilling
our
respective
compliance
obligations.
Among
other
topics,
the
sustainability
governance
of
UBS
Group
oversees matters related to climate, nature and human rights.

Sustainability Report 2025
| Governance

Group Sustainability and Impact
Group Sustainability and Impact develops the Group-wide sustainability and impact strategy and oversees the strategy’s implementation by the
business divisions and
Group functions responsible
for execution. Group
Sustainability and Impact
operates under the leadership of the Group Chief Operating Officer.
Each of the Group Sustainability and Impact senior
managers listed below,
specifically the Chief Sustainability
Officer,
the Head of
Social Impact and Philanthropy
and the
Group
Sustainability
and
Impact
Chief
Operating
Officer,
report
directly
to
the
Group
Chief
Operating
Officer
(since 1 January
2026).
Senior
managers
may
hold
more
than
one
role
and,
where
required,
may
have
additional
responsibilities and reporting lines in the Group’s legal entities.
Group Chief Operating Officer
Effective from
1 January
2026, the
responsibilities previously
held by
the GEB
Lead for
Sustainability and
Impact have
been integrated into
the broader
remit of
the Group
Chief Operating Officer.
The Group
Chief Operating Officer
now
has overall
responsibility for
overseeing and
managing Group
Sustainability and
Impact. In
particular,
the Group
Chief
Operating Officer is responsible for
the oversight of matters
such as maintaining an
appropriate and adequate functional
organization designed
to ensure
compliance with
applicable laws
and regulations.
Additionally,
where
necessary,
the
Group Chief
Operating Officer
represents UBS
in interactions with
regulatory authorities
on Group-wide
sustainability-
and impact-related
topics
in
close
coordination
with
the
Group
CEO,
other
GEB
members
and
Governmental
and
Regulatory Affairs. In relation to disclosures, the Group Chief Operating Officer is responsible for the annual UBS Group
Sustainability Report and associated disclosures process, jointly with the Group Chief Financial Officer.
GSI Business Development and Client Forum
The GSI Business
Development and Client
Forum (the GSI
BDCF) is the
most senior administrative
body overseeing the
Group-wide sustainability
and impact
activities. The
forum is
focused on
client, product
and impact
approaches in
relation
to the
overall UBS
sustainability and
impact implementation
activities, together
with the
business divisions,
operating
under the oversight of the Group Chief Operating Officer.
›
Refer to the “Supplement to Governance“ section of the Supplement to this report, available at ubs.com/sustainability-reporting , for additional information about our sustainability governance
Chief Sustainability Officer
The
Chief
Sustainability
Officer,
jointly
with
the
Head
of
Social
Impact
and
Philanthropy,
supports
the
Group
Chief
Operating Officer in setting
the Group-wide sustainability and
impact strategy,
in alignment with the
business divisions
and Group
functions. The
Chief Sustainability
Officer develops
and maintains
frameworks and
methodologies to
drive
Group-wide
consistency.
In addition,
the Chief
Sustainability Officer
manages the
annual UBS
sustainability reporting
process jointly with Group Finance.
Head of Social Impact and Philanthropy
The
Head
of
Social
Impact
and
Philanthropy
oversees
the
UBS-governed
charitable
entities,
including
UBS
Optimus
network of foundations
entities and
donor-advised fund entities.
The remit of
the Head
of Social Impact
and Philanthropy
includes overseeing the strategy,
corporate structure and governance, financial
matters and relevant
risks and controls.
The Head
of Social
Impact and
Philanthropy also
manages
the social
impact and
philanthropy client
and employee
offering
through
the
provision
of
philanthropic
insights,
advice
and
execution
services
to
existing
and
prospective
clients
and
volunteering opportunities to UBS employees.
Group Sustainability and Impact Chief Operating Officer
The Group Sustainability and Impact Chief Operating
Officer manages the end-to-end processes and
the operating and
control environment of Group
Sustainability and Impact, together with the
business divisions and Group functions. The
Group
Sustainability
and
Impact
Chief
Operating
Officer
ensures
effective
oversight
of
operational
performance
and
timely escalation of
relevant matters impacting
Group Sustainability and
Impact. Furthermore, the
Group Sustainability
and Impact Chief Operating Officer supports the Group Chief Operating Officer in developing Group-wide sustainability
and
impact
objectives,
in
alignment
with
the
business
divisions
and
Group
functions,
to
implement
the
Group-wide
sustainability and impact strategy and monitor the progress against these objectives.
GSI Execution Forum
The Group Sustainability
and Impact Chief
Operating Officer is
supported by the
GSI Execution Forum.
This forum reports
to the GSI BDCF and is responsible for the day-to-day oversight of the front-to-back operating environment and for the
implementation
of
the
Group-wide
sustainability
and
impact
strategy
through
Group-wide
strategic
objectives
and
outcomes.
In addition
to the
roles outlined
above, the
following senior
managers also
hold responsibilities related
to Group-wide
sustainability:
the
Head
of
Sustainability
and
Climate
Risk,
the
Sustainability
Chief
Financial
Officer,
the
Group
Head
Compliance &
Investigations, the
Global Head
of Sustainability
Regulatory Strategy and
the Head
of Sustainability
and
Impact Legal.

Sustainability Report 2025
| Governance

Business conduct and corporate culture
The Code of Conduct and Ethics of UBS
UBS recognizes the value of
having a strong and inclusive
culture to define how we
work together every day. Our
culture
is based on
our three keys
to success: our
Pillars, Principles and
Behaviors. These keys
drive our business
decisions and
people management processes. Culture-building behavior is promoted through a number of Group-wide, divisional and regional initiatives. Examples of Group-wide
actions that are promoted through
regular communications include (but are
not limited to) our
risk culture campaign (including
a focus on speaking
up and whistleblowing), the
Three Keys on Air
series of
events (in
2025, this
highlighted key
aspects of
our culture,
including developing
a winning
mindset, lifelong
learning, and
artificial intelligence
and ethics),
and learning and
development for
employees and
line managers
(including
mandatory
training).
We
are
also
continuing
our
core
culture
programs,
such
as
Kudos
(peer-to-peer
recognition)
to
support connectivity
and collaboration
and the
One UBS
program, formerly
known as
our Group
Franchise Awards,
which
rewards cross-divisional business collaboration and recognizes employees for sharing simplification and innovation ideas across the
firm. An
important
global initiative
launched in
2024,
and continued
in 2025,
was
“Crafting our
future”,
interactive in-person sessions
to ensure leaders
and line managers
were aligned around
our strategic priorities
and our
culture to effectively contribute to our success.
In the Code of
Conduct and Ethics of
UBS (the Code), the
Board of Directors (the BoD)
and the Group Executive
Board
(the GEB) set out the principles and practices that define
our ethical standards and the way we do business,
which apply
to all
aspects of
our business.
The
Corporate Culture
and Responsibility
Committee is
responsible for
conducting the
annual review of the Code and
for proposing amendments to the
BoD. This review process includes
a prior review of the
Code
by
the
GEB
and
is
led
by
the
Group
CEO.
In
undertaking
this
assessment,
the
committee
reviews
stakeholder
concerns and
expectations pertaining
to the
societal performance
of UBS
and to
the development
of UBS’s
corporate
culture.
The Code
sets out
the principles
and commitments
that define
our ethical
standards and
the way
we do
business. It
constitutes a commitment to
respecting the laws,
rules and regulations that
are designed to
create a level
playing field
for all – including competition and antitrust laws and fair
access requirements. The Code commits all UBS employees to
do whatever they
can to combat
money laundering, fraud,
corruption and terrorist
financing. It also
requires that UBS
employees do not
help or advise
our clients, or
any other party,
to evade taxes
or misreport taxable
income and gains.
Furthermore, the
Code states
that
we should
not contract
with
third parties
who provide
services for
UBS
or on
our
behalf, where those services help others improperly evade taxes.
›
Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code , for more information
Principles for identifying, preventing, escalating and managing conduct risks are established in the Group-wide conduct
risk management framework. These
principles are aligned
to the Code
and the Group-wide
Escalation Framework and
include the following.
–
Our
strategy and
business models,
and
our
incentives and
rewards, are
designed to
actively
manage conduct
risk.
Above all, our culture and our Principles and Behaviors are the strongest mitigants to our exposure to conduct risk.
–
Reviewing relevant management information is critical to providing a view of the risk landscape and where risks may
be crystallizing.
–
Policy, appetite and
governance are key
components of our
conduct risk framework
and contribute to
its sustainability.
Identifying actual or
potential conduct risks
is the responsibility
of every UBS
employee. Employees must
take appropriate
steps to identify and escalate any actual or potential conduct risks they may see in their day-to-day activities and have a
duty to role model UBS’s Behaviors and support its risk culture of ”see something, say something”.
Roles and responsibilities for management and governance of conduct are defined in the Group Policy on Conduct Risk
Management. They include
reviewing employee, market
and client-related conduct
risk information, performing
periodic
reviews, and considering
employee and client feedback.
Ongoing monitoring
covers the
activities of
both the
firm and
employees, to
detect issues
that may
have a
potential
impact
on
clients
and
markets,
and
to
detect
individual
cases
of
employee
misconduct.
Conduct
risk
reporting
and
management information included
in the Group
Risk Report provides
the GEB with
actionable insights and
visibility on
relevant trends and themes.
We are committed to incentivizing
the right behavior by establishing
reward principles and internal control
frameworks
to support adherence to internal and external standards, laws, rules and regulations.
Breaches
of
our
Code,
UBS
policies
or
external
laws,
rules
or
regulations
may
result
in
disciplinary action,
up
to
and
including dismissal. In addition, employee conduct is considered in year-end performance and reward decisions.

Sustainability Report 2025
| Governance

Conduct and culture training
We have a global
mandatory training module titled
“Conduct and Culture”, which
educates all employees on
adherence
to the three
keys. The training
explains how our
culture and the
Code guide business decisions,
clarifies standards and
expectations regarding
employee behavior
and accountability,
and helps
employees identify
and respond
to conduct
risks.
Additionally, all employees must annually affirm that they have read and will adhere to the Code and other key policies, supporting a
culture where
ethical and
responsible behavior
is part
of our
everyday operations.
By following
and affirming
the Code, we foster a culture where responsible behavior is ingrained in a way that protects our clients, our people and our reputation and
ensures stability and
sustainable performance. This
safeguards our ability
to create lasting
value for
our shareholders, clients and societies.
Group-wide Escalation Framework
Significant matters requiring immediate senior management awareness and action are managed in accordance with our
Group-wide Escalation Framework.
This lays out:
(i) minimum requirements
for escalations; (ii)
applicable escalation paths
for
distinct
governance
dimensions;
and
(iii)
the
interplay
between
governance
dimensions.
The
framework
is
complemented
by
divisional
/
regional
/
legal
entity
annexes
detailing
specific
escalation
requirements
outlining
taxonomies, thresholds, processes and protocols. The framework ensures that significant matters are escalated promptly
and
appropriately,
without
replacing
day-to-day
governance,
line
management
responsibilities
(e.g.
determining
preliminary severity and appropriate initial reaction), monitoring / reporting or regular risk assessments.
Whistleblowing protection for employees
Employees
are
encouraged
to
escalate
any
potential
issues
and
violations
to
line
managers
and
control
functions.
Alternatively,
our
Whistleblowing
Protection
for
Employees
policy
and
related
procedures
enable
employees
to
raise
concerns or to escalate potential breaches of laws, regulations, rules or other legal requirements, policies or professional
standards, sexual
harassment or
misconduct, or
any violation
of the
Code, without
fear of
retaliation. Whistleblowing
concerns may
be raised
confidentially or,
if preferred,
anonymously, via
our dedicated
whistleblowing channels,
which
are made available
Group-wide to all
employees. These channels,
including the whistleblowing
intranet form and
hotline,
are available at all times. All concerns raised are taken seriously and reviewed.
All employees
are required
to complete
mandatory “Speaking
Up at
UBS” training
every two
years, with
new joiners
required to complete it during onboarding. This training aligns with the Whistleblowing Protection for Employees policy, raising awareness
of available
reporting channels
and providing
line managers
with guidelines
for handling
employee
concerns.
In
addition,
we
encourage
a
speak-up
culture
through
Group-wide
awareness
activities,
such
as
communications from the
GEB, newsletters, whistleblowing
campaigns and regular
employee surveys. These
initiatives
reinforce our commitment to non-retaliation and promote safe reporting options.
For staff receiving
whistleblowing reports, there
are procedures and
guidance on handling
such reports to
ensure each
whistleblowing
concern
is
taken
seriously
and
reviewed.
Whistleblowing
reports
made
through
the
dedicated
whistleblowing channels (intranet
form and hotline)
are received and
appropriately triaged by
the relevant Regional
Head
of Investigations
and their
delegates (selected
investigators in
their team),
who are
trained on
how to
handle such
reports.
We also maintain controls and processes to check for potential retaliation against known whistleblowers.
Group Investigations
We maintain an investigations
framework and the Group Investigations Policy, defining clear roles and responsibilities at two
levels:
(i)
cross-functional
governance
bodies
that
have
responsibilities
across
the
investigations
portfolio;
and
(ii) those with prescribed roles and responsibilities over specific investigations.
Our Group Investigations function is
responsible for conducting and overseeing all
investigations, including incidents of
corruption and bribery. The investigations
must be conducted and governed
in a way that ensures
they are independent,
objective
and
reliable,
as
defined
in
our
Group
Investigations
Policy,
which
governs
the
conduct
of
all
investigations,
including whistleblowing investigations.
The investigations framework
also covers reporting
requirements, to ensure
accurate and
complete quarterly reporting
to the BoD and the GEB, as well as to regulators.

Sustainability Report 2025
| Governance

Combating financial crime
The Group
Executive Board
(the GEB)
oversees our
efforts to
combat money
laundering, corruption
and terrorist
financing.
The first line
of defense owns
the anti-money-laundering (AML)
and terrorist-financing risk
front to back
for its respective
clients and their activities and has the primary responsibility for managing that risk. Dedicated staff in the second line of defense
support
the
organization
in
developing,
maintaining
and
implementing
Group
financial
crime
programs,
including control and
oversight. The
third line of
defense is
the reinforcement
component led by
Group Internal
Audit
and independently evaluates the financial crime control frameworks.
UBS complies
with applicable
laws and
regulations and
is committed
to meeting
industry standards
regarding the
effective
prevention of money
laundering and financing of
terrorism. By taking
measures to prevent and
detect non-compliance
with laws
and regulations,
the firm
does not
tolerate or
facilitate criminal
activity or
breaches of
the latter
or spirit
of
applicable laws, regulations, rules and policies designed to prevent such activities.
UBS does not knowingly
engage in business activities
that present unacceptable
money laundering, fraud, sanctions
or
corruption risks. Money laundering, fraud, sanctions, and bribery and corruption risks associated with all of our business
operations are
assessed annually
against our
control framework
and as
a firm
we take
action, where
appropriate, to
further mitigate these risks through appropriate policies, procedures and controls.
In 2025, all employees of
UBS, including its senior management and
governance bodies, received adequate training on
financial crime prevention matters,
covering AML / know
your client (KYC), sanctions, fraud
and anti-corruption topics.
All staff are required to complete the Global Financial Crime Prevention refresher module on an annual basis.
Public–private partnerships
UBS is a founding
member of the Wolfsberg Group,
1
an association of global banks
that aims to develop
standards for
the
financial
services
sector
to
prevent
financial
crimes,
such
as
money
laundering,
fraud,
corruption
and
terrorist
financing, and to develop industry standards for KYC due diligence and ongoing transaction monitoring.
The Wolfsberg Group brings together banks from around the world at its annual forum and regional outreach meetings focused on financial
crime topics. It
also delivers an
annual academy to
support the development
of junior financial crime
prevention officers
and works
on guidance
papers in
related key
areas of
financial crime.
UBS is
actively involved
with
this group.
UBS is a member of various
public–private partnerships operating globally that
have been set up to foster
closer working
relationships between financial institutions and law enforcement.
Prevention and detection of corruption and bribery
The Group Policy
Against Bribery and
Corruption (ABC)
is consistent with
the principles of
the United Nations
Convention
against Corruption.
The ABC policy provides the following definitions of bribery and corruption.
–
A bribe
or bribery
is the
intentional offering,
promising, giving
or receipt
of anything
of value,
whether directly
or
indirectly,
to
or
from
any
person,
for
that
person
to
act
improperly
or
refrain
from
acting
or
to
act
in
breach
of
performance of
official or
fiduciary duties,
or in breach
of contractual
or other
obligations in
order that
UBS may
obtain
or retain business, or gain any other improper advantage.
–
Corruption involves the
misuse of public
office or entrusted
power for private
gain. Corruption can
be public (involving
public officials) or commercial (involving private parties).
The ABC policy sets out a zero-tolerance approach for bribery and corruption; the Group is committed to detecting and preventing
bribery
and
corruption
and
requires
employees
and
associated
persons
(defined
as
persons
that
perform
services for, or on behalf
of, a commercial organization) to
do business in a fair
and transparent manner, in compliance
with the principles of the policy.
Each employee is responsible for:
–
complying with UBS’s
zero-tolerance approach to
bribery and corruption
and the requirements
set forth in
the ABC
policy and related procedures;
–
taking reasonable steps to detect and prevent bribery;
–
maintaining accurate books and records that fairly reflect employees’ expenditure; and
–
reporting
cases of
concern or
doubt to
the
Anti-Bribery and
Corruption team
in the
second line
of
defense or
via
channels defined in the Group’s policy on whistleblowing protection for employees.
Delegated by the
Global Head
Financial Crime Prevention,
the Global Head
Anti-Bribery and Corruption,
supported by
the specialized teams, is
responsible for establishing and
maintaining an ABC program
that incorporates the principles
of
the ABC policy
as minimum global
standards. The BoD
Risk Committee and
the GEB oversee
the Financial Crime
program
(including
ABC)
through
regular
reviews
and
reporting.
We
have
adequate
systems
and
controls
in
place
and
hold
ourselves accountable for detecting, stopping and reporting bribery and corruption matters.
1
Refer to wolfsberg-group.org for more information.

Sustainability Report 2025
| Governance

The
ABC
framework
comprises
tone
from
the
top
communications,
policies,
procedures,
training,
risk
assessments,
controls
across
all
key
risk
areas,
investigations
and
incident
management,
and
monitoring
and
assurance
(including
independent
audit).
The
program
aligns
with
globally
recognized
standards
and
legal
and
regulatory
requirements
designed to
prevent and
mitigate bribery
and corruption
risks across
all jurisdictions
in which
we operate,
e.g. the
UK
Bribery Act and the US
Foreign Corrupt Practices Act. The
GEB and senior management set
the policy and risk appetite
and all employees are
accountable for complying with
the policy. The ABC
framework includes controls across
all key risk
areas: employees, third parties (vendors and intermediaries), charitable and political donations and sponsorships, hiring,
gifts and
business entertainment,
joint ventures
and acquisitions,
and client-related
ABC risk.
There is
regular control
testing to ensure that the framework and controls are appropriately designed and operating effectively.
Where corruption
or bribery
incidents arise,
these are
identified through
controls monitoring,
self-declaration or
reporting
(e.g.
use
of
the
whistleblower
hotline),
or
ongoing
due
diligence,
risk
assessment
and
approval
processes.
Incident
response is
based on
the assessed
severity and
impact, with
senior management
involved for
more serious
incidents.
Incidents that are breaches of UBS policies,
including the ABC policy, are dealt
with pursuant to the Employee Incidents
Policy and framework and may result in disciplinary action, including dismissal, in serious cases.
Risk assessments are
conducted under the
ABC program, at
a minimum annually,
and are
designed to ensure
that the
framework
is
appropriately
designed
and
operating
effectively
to
address
both
current
and
any
emerging
ABC
risks.
Regular updates on
the ABC program’s
operating effectiveness and
incident management
reporting are shared
with first-
and
second-line
management
committees.
They
are
also
reported
to
the
BoD
and
the
Audit
Committee.
Reporting
includes provision of qualitative and quantitative risk indicators, which cover both inherent and control risk.
The ABC policy
is accessible to
all employees through
our internal policy
repository and relevant
ABC intranet page.
In
addition, an annual declaration and commitment to this
policy is required from all UBS staff that includes
a statement of
compliance toward any past or current bribery- or corruption-related incidents.
Additionally, our
suppliers must
comply with
anti-bribery and
corruption laws
at all
times, with
expectations outlined
within our suppliers’ policy: the Anti-bribery and Corruption, Sanctions, Fraud and Anti-Facilitation of Tax Evasion Policy.
›
Refer to ubs.com/suppliers , for more information
ABC training is mandatory for all UBS Group employees, including the GEB and the BoD, and is rolled out on an annual basis. All new joiners
are required to complete
a comprehensive training course within
30 days of starting
employment
with the firm and annually thereafter a refresher course is required to be completed by all employees.
Onboarding and ongoing monitoring
UBS performs risk-based
initial due diligence
on all clients,
which is designed
to establish their
identity and ownership,
the
nature
of
their
business activities
and the
source(s)
of
their
wealth
and
funds. This
includes
formal
processes
for
mitigating the
risk of
impersonation fraud
in circumstances
where we
are
not doing
business on
a face-to-face
basis.
Where the client
represents a potentially
elevated risk according
to the Group
Anti Money Laundering and
Know Your
Client Policy, enhanced due diligence is performed.
As per the Code
of Conduct and Ethics,
UBS is committed to
respecting the laws, rules
and regulations that are
designed
to create a level playing field
with fair access requirements. We act
fairly, respectfully and honestly toward
everyone with
whom we deal.
After a client
onboarding is completed,
ongoing due diligence
and name screening
are performed during
the life cycle
of
the
client
relationship.
Clients
are
assigned
a
risk
rating
and
client
activities
and
transactions
are
subject
to
AML
transaction monitoring in accordance
with this risk rating. In
addition, ongoing periodic KYC
reviews are conducted with
varied frequency, driven by the client risk rating.
The
Group
Anti
Money
Laundering
and
Know
Your
Client
Policy
sets
out
the
process
and
criteria
relating
to
the
identification, senior management sign-off,
periodic review and
ongoing monitoring of
clients deemed to
be politically
exposed
persons, along
with
other
clients
who
have
links
with
jurisdictions
or
industries
that
pose
elevated
levels
of
financial crime risk.
Red flags must
be referred to
Financial Crime Prevention
if any UBS staff
become aware of
potentially suspicious activities
during the
client life cycle
and this
may result in
internal reviews, suspicious
activity report filing
and / or
client exit, as
appropriate.
UBS adheres to the
global Financial Action Task Force
standards and local laws and
regulations with regard to
record-keeping.
The financial
crime framework
is subject
to regular
independent controls
testing, in
both the
first and
second lines
of
defense.
The
Group
Internal
Audit
team
performs
a
cycle
of
independent
audit
reviews
covering
the
financial
crime
framework globally and
cross-divisionally and we
are subject to
ongoing supervision by
regulatory authorities in
all the
markets in which we operate.

Sustainability Report 2025
| Strategy

Strategy
Our sustainability and impact strategy
We are guided by our ambition to
be a leader in sustainability. This is
reflected in our vision to be
the bank for the next
generation. To help
us realize that
vision, our sustainability
and impact strategy
is based on
three overarching strategic
pillars: Protect, Grow and Attract.
Sustainability and impact vision: be the bank for the next generation
Protect
Manage our business in alignment with our
sustainable, long-term Group strategy and
evolving standards.
Grow
Embed an innovative sustainability and impact
offering across all our business divisions.
Attract
Be the bank of choice for clients and employees.
Protect
As part of our continued commitment to protect our clients’ assets and those of our firm, we are focused on managing
our business
by aligning
with the
sustainable long-term
Group strategy
and evolving
standards. We
maintain a
strong
control and risk framework to
support our risk management processes
and product offering, as well
as complying with
regulatory requirements. In addition, we have a climate transition plan in place to support our clients in the transition to a low-carbon world and to reduce their exposure to transition risks while also mitigating related risks to UBS.
›
Refer to the “Environment” section of this report for more information about our decarbonization approach and efforts
›
Refer to the “Managing sustainability and climate risks” section of this report for more information about our sustainability and
climate risk management approach
Grow
We
are continuing
to expand
our
sustainability and
impact product
offering across
all
business divisions
to meet
our
clients’
evolving
needs
and
to
support
them
through
the
world’s
transition
to
a
low-carbon
economy.
Innovation
in
product
development, client
reporting and
engagement, as
well as
exploring artificial-intelligence-driven
use cases
to
streamline
processes
are
key
to
delivering
competitive
solutions.
To
facilitate
this,
we
have
a
dedicated
Group
Sustainability and
Impact Business
Development &
Client Forum,
which focuses
on client,
product and
impact approaches.
›
Refer to the “Governance” section of this report for more information about the Group
Sustainability and Impact Business
Development & Client Forum and our sustainability governance
›
Refer to the “Supporting opportunities” section of this report for more information about our innovative sustainability and
impact offering
Attract
We aspire
to be
the bank
of choice
for clients
and employees
alike, maintaining
top-quartile sustainability
ratings and
positioning the firm
as a go-to
employer through our
engagement and education
programs. In 2025,
our MSCI AA
rating
was reaffirmed
1
and our S&P Global Corporate Sustainability Assessment (CSA) score remained at a high level.
2
›
Refer to the “Social” section of this report for more information about UBS’s employees and its philanthropic activities
1
Source: MSCI ESG Ratings & Climate Search Tool, UBS Group AG ESG Rating 2025
.
2
Source: S&P Global, UBS Group AG CSA Score 2024 and 2025.

Sustainability Report 2025
| Strategy

Our key aspirations and progress
We work with a long-term focus on providing appropriate returns to our stakeholders in a responsible manner.
We are committed
to providing transparent
aspirations, goals and
targets and reporting
on the progress
made against
them. This table provides an overview, with more detailed information provided throughout this report.
Ambitions Topics Our aspirations, goals or targets Progress
1. Protect
Climate Lending sector decarbonization targets have been
established to address our financed emissions by aligning
specified sectors to decarbonization pathways.
1
Reduce emissions intensity associated with UBS in-scope
lending by 2030 from 2021 levels for:
– Swiss residential real estate by 45%;
– Swiss commercial real estate by 48%;
– power generation by 60%;
– iron and steel by 27%; and
– cement by 24%.
Reduce absolute financed emissions associated with UBS
in-scope lending by 2030 from 2021 levels for:
– fossil fuels by 70%.
Calculated progress against pathways for lending sector decarbonization targets (current period: end of 2024 vs 2021 baseline, prior period: end of
2023 vs 2021 baseline).
2
Changes in emissions intensity associated with UBS in-scope lending:
– Swiss residential real estate reduced 15% (Prior period: 11%);
– Swiss commercial real estate reduced 10% (Prior period: 9%);
– power generation reduced 55% (Prior period: 33%);
– iron and steel reduced 14% (Prior period: 20%); and
– cement reduced 4% (Prior period: 3%).
Changes in absolute financed emissions associated with UBS in-scope lending:
– fossil fuels reduced 83% (Prior period: 80%).
Asset Management provides choice to enable clients to
pursue their climate goals. We commit that all clients’ net-
zero-ambition portfolios align with the Paris Agreement
with interim targets by latest 2035.
3
Asset Management had a combined invested assets value of USD 111.5bn in net-zero-ambition portfolios (2024: USD 64.4bn).
4
Reduce our scope 1 and 2 emissions to net zero by 2035
(90% reduction of scope 1 and market-based scope 2
emissions by 2035 vs 2023 baseline, neutralizing the
remaining 10% with high-quality carbon removals).
Scope 1 and market-based scope 2 emissions reduced by 48% vs 2023 baseline (2024: reduced by 35% vs 2023 baseline).
Reduce our absolute energy consumption by 35% by 2030
vs 2023 baseline.
Absolute energy consumption reduced by 18.8% vs 2023 baseline (2024:
reduced by 9% vs 2023 baseline).
5
Achieve 100% renewable electricity aligned to RE100 in
markets where feasible by 2026.
6
Achieved 99.7% renewable electricity aligned with RE100 (2024: 99.8%).
Environment
Paper:
– Reduce office printing per FTE by 25% by 2030 vs 2023
baseline.
– Achieve 90% of recycled paper used for office printing
by 2030.
– Office printing per FTE increased by 2% vs 2023 baseline (2024: increased by 15% vs 2023 baseline).
– Achieved 18.1% of recycled paper used for office printing (2024: 15.5%).
Waste: Achieve a 60% recycling rate for our office waste
by 2030.
Achieved 54.0% waste recycling rate (2024: 52.9%).
Water: Reduce water consumption by 7% by 2030 vs 2023
baseline.
Water consumption reduced by 12% vs 2023 baseline (2024: increased by
2% vs 2023 baseline).

Sustainability Report 2025
| Strategy

Ambitions Topics Our aspirations, goals or targets Progress
2. Grow Market
opportunities
Embed an innovative sustainability and impact offering
across all our business divisions.
Increased sustainable investing invested assets to USD 405.6bn (2024:
USD 309.6bn).
7
Facilitated 95 green, social, sustainability or sustainability-linked (GSSS) bond transactions globally against our target of 100 (2024: 96).
8
The total on-balance sheet drawn exposure of sustainable loans granted to corporate and institutional clients booked on the UBS Switzerland AG platform amounted to USD 2.4bn as of end 2025 (excluding mortgages)
(2024: USD 2.0bn).
9
Supporting our clients to achieve their sustainable investing goals: 20% of Asset Management’s fund offering globally
will be sustainable investing products, providing choice for clients.
As of end 2025, 23.4% of Asset Management’s fund offering consisted of sustainable investing products (2024: 23.4%).
10
Social impact
and
philanthropy
Raise USD 1bn in donations to our client philanthropy
foundations and funds (cumulative for 2021–2025).
Achieved a UBS Optimus network of foundations donation volume of
USD 472m in 2025 (2024: USD 366m), totaling USD 1.6bn since 2021, thus surpassing our goal (all figures include UBS matching contributions).
Reach 26.5 million beneficiaries by 2025 (cumulative for
2021– 2025).
Reached 9.3 million beneficiaries in 2025 (2024: 7.1 million) and 33.5 million beneficiaries through UBS Optimus network of foundations activities since
2021.
11,12
3. Attract Bank of choice Maintain top quartile position in key environment, social and governance (ESG) ratings by the end of 2026.
Achieved top quartile position vs direct peers as defined in UBS compensation report in ESG ratings including but not limited to:
– MSCI: AA rating, “Leader” in industry group;
– S&P Global Corporate Sustainability Assessment: score of 71. Constituent of the Dow Jones Best-in-Class indices.
Cautionary note:
We have developed
methodologies that we
use to set
our climate-related
targets and identify
climate-related risks
and that underly
the metrics that
are disclosed in
this report. Standard
-setting
organizations and
regulators continue
to provide
new or
revised guidance
and standards,
as well
as new
or enhanced
regulatory requirements
for climate
disclosures. Our
disclosed metrics
are based
upon data
available to us, including
estimates and approximations where actual or
specific data is not available.
We intend to update our disclosures
to comply with new guidance and regulatory
requirements as they become
applicable to UBS. Such updates may result in revisions to our disclosed metrics, our methodologies and related disclosures, which may be substantial, as well as changes to the metrics we disclose.
1
Our climate transition plan does not cover all our business activities. We may add ambitions for additional scope 3 activities over time and on a best-efforts basis based on the availability of appropriate measurement frameworks and data,
and the materiality
of the relevant
activity to UBS.
We will continue
to publicly disclose
our progress on
an annual basis
and, while we
continue to take
steps to align
our in-scope business
activities with the ambitions set out above, it is important to note that progress toward our targets may not be
linear. We regularly review our targets and update our disclosures in line with new or enhanced regulatory
developments, evolving
best practices for
the financial sector
and climate science.
Such reviews may
lead us to
revise previously agreed
voluntary commitments,
metrics and methodologies.
Refer to the
“Basis of
preparation 2025” section of the Supplement to the UBS Group Sustainability Report 2025, available at ubs.com/sustainability-reporting, for more information about progress calculations, exclusions and parts of the
value chain within sectors covered
by metrics and targets.
2
Refer to the “Environment” section of
this report for further information.
Our corporate emissions reporting process
involves two distinct one-year time
lags. Firstly,
emissions for a given
year are published the
following year (e.g.
2024 emissions are reported
in 2025), reflecting the
time required to collect,
validate and assure the
completeness and accuracy of
the
underlying data prior to disclosure. Secondly, due to the timing of corporate emissions disclosures and third-party data processing, our year-end 2024 lending exposures are mapped to 2023 emissions data – the most recent available
– since companies
typically release emissions
figures several
months after year-end
and data providers
require additional time
to aggregate and
verify this information.
As a result,
reported 2024
financed emissions are based on 2024 exposures and
2023 emissions data. For Swiss residential
and commercial real estate, this lag
does not apply, as exposure and
emissions data align to the same reporting year
(2024).
3
The stated
net-zero commitment
is portfolio-based
in line
with client
agreements and
not linked
to invested-assets-based
targets.
4
The scope
of assets
with net-zero
ambition for
2025 is
Asset
Management. For 2024, Credit
Suisse portfolios were in the
process of being assessed in the
context of Asset Management’s
net-zero alignment framework and
were therefore excluded from this metrics
reporting.
5
Activity data for
2024 was revised
due to improved
data availability.
As a result
of this revision,
our previously reported
2024 progress against
target decreased from
10% to 9%.
6
In 2025, this
excludes the
Bahamas and
Qatar,
where such
systems are
not yet
available.
7
This figure
does not
contain invested
assets classified
under the
Credit Suisse
Sustainable Investment
Framework (the
Credit Suisse
SIF). UBS
sustainable investing invested assets contain invested assets of Credit Suisse portfolios that have been migrated onto UBS platforms and vetted against UBS’s sustainable investing policies or merged with existing UBS
SI portfolios. This process is being carried out in waves and will continue in some parts of the firm until the end of 2026. The 2024 figure has been revised. Refer to the “Supporting Opportunities” section of this report
for more information.
8
These metrics include transactions
meeting the UBS Sustainable Finance
Guideline, as described in
the ”Sustainability and climate
risk policy framework“ section
of the Supplement to this
report, available at ubs.com/sustainability-reporting.
9
Includes loans subject
to the UBS
Sustainable Finance Guideline, as described
in ”Sustainability and climate
risk policy framework“ in
the “Managing sustainability
and climate
risks” section
of the
Supplement to
this report,
available at
ubs.com/sustainability-reporting.
The following
instruments are
in scope
of this
metric: sustainability-linked
loans (SLL),
green, social
or
sustainability loans (use-of-proceeds loans).
10
Measured over a 3-year rolling period. The scope includes traditional and alternative funds sponsored and managed by Asset Management. Mandates and white label,
Asset Management
single investor
and feeder
funds are
excluded. Products
formerly managed
by Credit
Suisse Asset
Management that
were categorized
in accordance
with the
legacy Credit
Suisse Sustainable
Investment Framework
(the Credit Suisse
SIF) have been
within the scope
of the total
number of funds
since 2024. Of
these products,
only those assessed
against the UBS
Group Sustainable Investing
Policy and
classified as a
sustainable investing
product are
within the scope
of Asset Management
sustainable investing
funds.
11
The cumulative
reported figure
does not represent
unique beneficiaries.
Where the same
individual was enrolled in a program in the previous year, they are still counted in the following year as they are considered to have received different levels of support over the period.
12
Figures previously published
from 2021 to
2024 additionally included
beneficiaries reached through
UBS Social Impact
activities. Comparative
figures have
been revised to
reflect beneficiaries reached
solely through UBS
Optimus network of
foundations activities.

Sustainability Report 2025
| Environment

Environment
Our climate transition plan
In 2025,
we further
developed our
climate transition
plan and
advanced its
implementation. This
plan underpins
our
ambition to support
our clients in
the transition to
a low-carbon world
and embeds considerations
of climate-related risks
and opportunities across our governance, strategy and operations to ensure their integration throughout the firm.
Our transition
plan is
structured around
the key
pillars outlined
below. An
overview of
our transition
plan, including
a
detailed mapping of all relevant content with corresponding references, is provided in the “Environment” section of the
Supplement to this report, available at ubs.com/sustainability-reporting .
Targets and actions
By 2050, the global economy aims to transition
to net zero. As part of that, across
our own operations (scopes 1 and 2),
UBS plans to achieve net zero by 2035, well ahead of 2050.
We have defined the following targets:
Scopes 1 and 2:
Reducing our scope 1 and 2 emissions to net zero by 2035.
Scope 3:
Addressing our
financed emissions
by aligning
specified sectors
to decarbonization
pathways (lending
sector
decarbonization targets).
›
Refer to “Reducing our own environmental impact” in this section for details about our scope
1 and 2 net-zero target
›
Refer to “Supporting our financing clients’ low-carbon transition”
in this section for details about our lending sector
decarbonization targets
These targets
are based
on the
methodologies, data
and assumptions
described in
this report
and are
aligned with
a
1.5°C scenario,
except for
our lending
sector decarbonization
targets for
Swiss residential
and commercial
real estate,
which follow a below 2°C pathway.
1
We will continue to disclose our
progress on an annual basis and
we will regularly
review and
update our
targets to
reflect evolving
regulations, best
practices and
climate science.
Adjustments may
be
made to voluntary commitments and underlying metrics and methodologies.
Underpinning our targets, we pursue specific objectives and implement actions across our business:
Supporting our clients’ low-carbon transition
In 2025, we continued to work toward our objectives of supporting the transition of our financing and investing clients
to low-carbon and
climate-resilient business models
and mobilizing private
and institutional capital
to facilitate an
orderly
transition.
Financing:
We remain committed to
aligning in-scope activities
to the objectives
of the Paris
Agreement and achieved
measurable
reductions
in
financed
absolute
emissions
and
emission
intensity
across
key
sectors
through
client
engagement, sustainable and transition finance solutions, and portfolio management.
Investing:
We continued to expand climate-related
offerings, engage with investee
companies and fund managers,
and
support clients with
education and portfolio transparency,
reflecting the responsibilities
associated with our
investment
mandates agreed with clients and evolving climate ambitions.
›
Refer to “Supporting our clients’ low-carbon transition” in this section for more details
Reducing our own environmental impact
We continued to
work toward our
objectives of
minimizing our
operational footprint
and promoting
efficient, sustainable
resource use. We made significant progress toward our scope 1 and 2 net-zero target, which is supported
by our energy
reduction and renewable electricity targets. We reduced our scope 1 and market-based scope 2 emissions from 30,287
2
metric tons
of CO
2
e reported
in 2024
to 24,151
metric tons
of CO
2
e reported
in 2025,
resulting in
a 48%
reduction
against
our
2023
baseline.
Our
energy
consumption
fell
by
18.8%
against
the
2023
baseline,
totaling
613
GWh,
compared with 684 GWh
2
in 2024. In addition, we sourced 99.7% of our electricity from renewable sources, compared with 99.8% in 2024.
›
Refer to “Reducing our own environmental impact” in this section for more details
1
For Swiss mortgage lending (commercial and residential real estate), our targets are using the percentage decarbonization rate
implied by the Energy Perspectives 2050+ ZERO Basis scenario (below 2°C scenario) as a minimum rate to be followed. This
scenario is a representative, country-specific
pathway, reflective of the government’s
climate strategy. It also informs
Switzerland’s decarbonization ambitions for
real estate as set
out in the Swiss Climate and Innovation Act.
2
GHG emissions and certain activity data for 2024 were revised, mainly due to improved data availability. As a result of this revision, our previously reported 2024 direct greenhouse gas emissions (scope 1) and indirect market-based greenhouse gas emissions (scope 2) increased from 30,274 t CO
2
e to 30,287 t CO
2
e and energy consumption in GWh increased from 679 GWh to 684 GWh.

Sustainability Report 2025
| Environment

Managing the environmental impact of our supply chain
In 2025,
we continued
to manage
the environmental
impact of
our supply
chain and
work toward
responsible supply
chain
practices.
Our
activities
included
tracking
supply
chain
vendor-related
scope 3
emissions
1
and
monitoring
the
scope 1 and
2 emissions
reporting of
our vendors.
In 2025,
vendor-related
emissions increased
by 3%,
reaching 0.84
million   metric   tons   of   CO
2
e, compared with
0.81 million
  metric   tons of   CO
2
e in 2024.
In addition, 88%
of our GHG
key
vendors
2
disclosed emissions and declared a stated net-zero target, up from 78% in 2024.
›
Refer to “Managing the environmental impact of our supply chain” in this section for more details
Managing the risks of climate change to our business
In 2025, we continued
to manage climate-related risks
by identifying, measuring, monitoring, managing
and reporting
these
risks,
while
further
integrating
regulatory
requirements
into
our
financial
risk
management
and
stress-testing
frameworks. Our firm-wide
sustainability and climate
risk policy framework
is underpinned by
proprietary methodologies
for transition
and physical
risk assessment,
scenario analysis
and stress
testing. In
2025, we
enhanced these
tools and
embedded sustainability
and climate
risk considerations
into our
various financial
and non-financial
risk management
frameworks.
›
Refer to the “Managing sustainability and climate risks” section of this report for more details
Integration into strategy and financial planning
Our
climate
transition
plan
is
aligned
with
our
Group
sustainability
and
impact
strategy,
which
is
based
on
three
overarching pillars: protect, grow and attract. In relation
to our climate transition plan, our strategic
ambition manifests
as follows.
– Protect
our
business
by
managing
climate
risks
and
supporting
our
clients’
low-carbon
transition
to
protect
their
assets.
– Grow
our business by embedding an innovative UBS climate transition offering across all business divisions.
– Attract
and be the bank
of choice for clients
and employees by being
recognized as a leader
in climate and leading
by example in our own operations.
UBS runs an annual strategy review and
objective-setting process related to sustainability and impact matters, including
climate-related
topics,
to
identify
priorities
and
strategic
focus
areas
across
the
Group.
The
agreed
objectives
are
subsequently integrated into our standard multi-year financial planning process.
By embedding climate-related insights into our business strategy and financial planning process, and regularly assessing
climate-related risks and opportunities, we also aim to continuously enhance our resilience to climate change.
Environmental and sustainability objectives continue
to be an integral part
of our compensation determination process.
We have
explicit sustainability-related
objectives in
the non-financial
goal category
of the
Group CEO
and Group
Executive
Board (the GEB) scorecards. This structure, with two out of five non-financial categories covering ESG-related objectives,
underscores the importance and impact of sustainability on GEB compensation.
›
Refer to the “Strategy” section of this report for more information about our Group sustainability and impact strategy
›
Refer to the “Governance” section of this report for more information about our strategy review and objective-setting process
›
Refer to the “Managing sustainability and climate risks” section of this report for more information about our analysis of the
resilience of our strategy and business model to climate change and how we integrate climate-related impacts in our financial
planning
›
Refer to the UBS Compensation Report 2025, available at ubs.com/annualreporting , for more information about our compensation process
Governance and oversight
Our
climate
transition
plan
has
been
approved
and
is
supervised
by
the
BoD’s
Corporate
Culture
and
Responsibility
Committee
(the
CCRC).
The
CCRC
oversees
our
Group
sustainability
and
impact
strategy
and
annually
approves
the
firm’s sustainability and impact objectives.
Group
Sustainability
and
Impact
developed
and
continues
to
enhance
UBS’s
climate
transition
plan,
overseeing
its
implementation by the business divisions
and Group functions through the
underlying objectives of the plan.
Group Real
Estate and Supply Chain is responsible for
steering our in-house environmental management program,
covering climate-
related activities within our own operations and supply chain.
›
Refer to the “Governance” section of this report for more information about our sustainability and climate governance
›
Refer to “Reducing our own environmental impact” in this section for more information about our in-house environmental
management program and associated governance
1
Supply chain vendor-related scope 3 emissions refer to scope 3, categories 1, 2, 4 and 9, excluding water
-consumption-related emissions.
2
Vendors with the largest emissions that collectively account for more than 50% of our calculated supply chain-related scope
3 emissions are classified as “GHG key vendors”.

Sustainability Report 2025
| Environment

Dependencies and external enablers
Currently, our climate transition plan does not cover all our business activities. Over time, we may expand our ambitions to include additional scope 3 activities, subject to the availability of appropriate measurement frameworks, reliable data
and materiality to UBS. It is important to note that progress toward our climate ambitions and targets may not be linear and depends not
only on our
internal actions but
also on broader
systemic developments across
sectors and geographies.
Key external
enablers include
cross-sector collaboration
between private
and public
stakeholders, clear
guidance from
governments
through
thoughtful
regulations,
policies
and
incentives,
the
development
and
scaling
of
low-carbon
technologies, and shifts in consumer behavior and market dynamics.
Supporting
our
clients
in
their
low-carbon
transition
across
our
financing
and
investing
activities
remains
a
strategic
priority for us. In
the area of client
investments, our ability
to meet climate-related ambitions
is shaped by various
factors,
including,
where
applicable,
our
fiduciary
responsibilities
and
the
terms
of
client
mandates.
We
continue
to
embed
sustainability and climate considerations into our operating model, which involves ongoing refinement of our evaluation
and decision-making frameworks, governance structures, control processes and underlying systems.

Sustainability Report 2025
| Environment

›
Refer to the “Poseidon Principles Annual Disclosure Report 2025”, available at poseidonprinciples.org/finance/#report , for more information about the Poseidon Principles framework and UBS-related disclosures

Sustainability Report 2025
| Environment

Supporting our clients’ low-carbon transition
Supporting our
clients
in their
low-carbon transition
remains
a
strategic priority
for
us.
To
this end,
we
have defined
climate-related targets and actions across our financing and investing activities, which are outlined below.
In 2025, we enhanced our approach to transition
finance. Beyond increasing investment in activities with sustainability-
related
objectives, we
recognize that
the transition
also requires
increased support
for
companies in
carbon-intensive
sectors in executing their transition.
To
ensure
consistency
and
integrity
in
our
approach,
we
reviewed
the
latest
international
standards,
regulations
and
guidance
1
on financing and investing in the transition, and took the following actions:
–
defined transition finance
–
we established a
Group definition,
2
based on our
review, which includes
“financing the
transition”,
3
“investing in the transition”
4
and labeled transition products (e.g. corporate loans and bonds);
–
developed criteria for assessing the credibility
of transition plans –
we created a set of criteria
aligned with our
transition finance definition to
support, where relevant, the
assessment of transactions in
scope of our
sustainability
and climate risk policy framework;
and
–
enhanced transparency
–
we developed
an approach to
enhance internal
transparency on
transition finance,
aligned
with our
definition and supported
by international
standards, internal sustainability
scoring, fund
due diligence
and
others.
Supporting our financing clients’ low-carbon transition
Our lending sector decarbonization targets
We
remain
committed
to
our
2030
lending
sector
decarbonization
targets.
This
section
outlines
the
methodological
choices underlying our target-setting process and the calculation of our climate-related lending metrics.
Our
approach
to
target-setting
is
aligned
with
industry
guidance
and
best
practices,
and
our
financed
emissions
calculations follow globally recognized standards,
including the Greenhouse Gas
(GHG) Protocol Corporate Accounting
and Reporting Standard
5
and the Partnership for Carbon Accounting Financials (the PCAF) methodology.
6
As part of our assurance
activities in 2024, we engaged
Ernst & Young Ltd, Basel
to perform agreed-upon procedures
on
our lending sector decarbonization targets
to assist us in determining whether
these have been set in line with
reference
scenarios mentioned and informed by certain
requirements taken from pertinent global standards
and initiatives. These
agreed-upon procedures remain relevant for 2025.
›
Refer to the “Lending sector decarbonization targets agreed-upon procedures
”, available at
ubs.com/sustainability-reporting , for
more information
Financed emissions calculations (1)
Lending
activities
fall
under
scope
3,
category
15
(financed
emissions),
as
defined
in
the
GHG
Protocol
Corporate
Accounting and Reporting Standard.
Our
financed
emissions
calculations
include
the
seven
gases
mandated
under
the
Kyoto
Protocol,
reported
as
CO₂e,
except for iron and steel and cement physical intensities, which are reported as CO₂.
7
We include apportioned scope 1 and 2 emissions of financed counterparties or assets. In addition, scope 3 emissions of
financed counterparties are included
for the fossil fuels (coal,
oil and gas), automotive
and agriculture sectors. This
year’s
reporting newly
includes financed
emissions associated
with the
agriculture sector;
8
historical 2023
figures have
been
updated accordingly,
and comparative
values are
included. For
financed counterparties
in other
sectors, scope
3 emissions
are excluded due to data quality limitations.
Emissions
estimates
rely
on
client
disclosures,
third-party
sources
and
internal
data.
Where
company-
or
asset-level
emissions data is unavailable, we use estimates in our calculations, following the PCAF hierarchy.
1
Our transition finance definition
was guided by a range
of international standards and
guidelines, including GFANZ’s Financial Institution Net-zero Transition Plans, Regulation (EU) 2020/852 of the European Parliament
and of the Council, the IIGCC’s Net Zero Investment Framework 2.0, the UK government’s
Transition Finance Market Review
(independent review commissioned by HMT and DESNZ) and the ICMA’s
Climate Transition
Finance Handbook. These sources were used as reference points and not applied prescriptively.
2
The use of the term “transition”, particularly when used in product naming, marketing or promotion, may be subject to additional regulatory requirements depending on the relevant jurisdiction.
3
Covers financing to companies.
4
Covers investing strategies, portfolios and assets.
5
GHG Protocol Corporate Standard (version 2004).
6
PCAF (2022). The
Global GHG Accounting and
Reporting Standard Part
A: Financed Emissions.
Second Edition and PCAF
(2023). The Global
GHG Accounting and Reporting
Standard Part B:
Facilitated Emissions.
First Edition.
7
For the
iron and steel
and cement sectors,
consistent with
internationally accepted
methodologies, our
reporting of physical
intensities focuses on
CO₂ emissions as
the principal greenhouse
gas. The
IPCC 2006
Guidelines (Vol. 3, IPPU)
provide default emission factors with
detailed CO₂ quantification for iron
and steel and cement process
and fuel-related emissions, while
non-CO₂ gases are comparatively
minor and receive
less emphasis in sector
guidance. Refer to IPCC 2006
Guidelines (Vol. 3, IPPU), available
at ipcc-nggip.iges.or.jp/public/2006gl/vol3.html for more information. Likewise, the Cement CO₂ and
Energy Protocol (WBCSD/CSI)
prioritizes CO₂ reporting for the cement industry and treats non-CO₂ gases as supplemental, to be reported using dedicated tools only where material.
This approach aligns with IPCC AR6 sector reporting conventions, which frame cement process emissions primarily in CO₂ terms. Refer to the document titled “The
Cement CO
2
and Energy Protocol” available at
docs.wbcsd.org/2011/05/CSI-CO2-Protocol.pdf , for more information.
8
Emissions from the automotive and agriculture sectors, which are not target sectors, are reported as part of our overall financed emissions.

Sustainability Report 2025
| Environment

Our corporate emissions
reporting process involves two
distinct one-year time
lags. First, emissions for
a given year
are
published the following year (e.g. 2024 emissions
are reported in 2025), reflecting the
time required to collect, validate
and
assure
the
completeness
and
accuracy
of
the
underlying
data
prior
to
disclosure.
Second,
due
to
the
timing
of
corporate emissions
disclosures and
third-party data
processing, our
year-end 2024
lending exposures
are mapped
to
2023 emissions
data – the
most recent available
– since companies
typically release emissions
figures several months
after
year-end and data providers require additional time to aggregate and verify this information. As a result, reported 2024
financed emissions
are based
on 2024
exposures and
2023 emissions
data. For
Swiss residential
and commercial
real
estate, this lag does not apply, as exposure and emissions data align to the same reporting year (2024).
Scope of targets and baseline year (2)
Our lending sector
decarbonization targets
cover Swiss real
estate mortgages (residential
and commercial real
estate) and
financing of
in-scope activities
in the
fossil fuels
(coal, oil
and gas),
power generation,
iron and
steel and
cement corporate
sectors.
For real estate,
we include loans
secured by owner-occupied
properties, properties rented
out on a
non-commercial scale,
rented-out properties
in multi-family
homes, any
other income-producing
real estate
and own-use
commercial real
estate.
For corporate sectors, we focus on borrowers in
sub-sectors or parts of the value chain with
the greatest climate impact.
We conduct
an annual
assessment of
all key
sectors –
both those
with established
targets and
those without
– to
prioritize
sectors and confirm the
scope of our target
setting activities. This assessment
is guided by a
robust internal methodology
that incorporates quantitative and qualitative indicators, including financed emissions and financial exposure materiality, the availability of relevant data and methodologies, market expectations and alignment with our business strategy.
The sectors
for which
decarbonization targets
have been
set represent
USD 303.2bn, or
43% of
the USD 701.8bn
in
total
gross
lending
exposure
for
2024
and
70%
of
the
USD 430.9bn
in
gross
lending
exposure
for
which
data
and
methodologies
are
available
to
estimate
emissions.
1
Coverage
is
expected
to
evolve
as
data
availability
and
quality
improve.
In-scope emissions
for our
targets are
fully aligned
with the
inventory boundaries
used in
our financed
emissions reporting
for the
sectors covered
by those
targets. Our
target sectors
account for
67% of
total financed
emissions (6.9
million
metric tons
out of
10.4 million
metric tons)
for which
data and
methodologies are
available to
estimate emissions.
All
targets are stated
on a gross
basis and therefore
exclude greenhouse gas
removals, carbon credits
and avoided emissions.
2021 was selected
as the baseline
year for our
targets set in
2023, in line
with industry guidance and
best practices. It
was chosen due to being both recent and relevant, with high-quality data available to support robust target-setting.
Scenario selection (3)
For real estate,
our targets are
using the percentage
decarbonization rate
implied by the
Energy Perspectives
2050+ ZERO
Basis scenario (below
2°C scenario) as
a minimum rate
to be followed.
This scenario is
a representative, science-based,
country-specific
pathway
that
reflects
the
government’s
climate
strategy
and
guides
Switzerland’s
decarbonization
ambitions for real estate as
set out in the Swiss
Climate and Innovation Act. We
have chosen this pathway instead of
a
1.5°C-aligned scenario
because the
entire exposure
covered by
this target
is located
in Switzerland.
Aligning with
the
Swiss pathway ensures our targets are consistent with national policy objectives and regulatory requirements, providing
a realistic and locally relevant benchmark for decarbonization in this sector.
For corporate sectors, we use the percentage decarbonization rate implied by the
International Energy Agency (the IEA)
Net Zero Emission (NZE) by 2050 (the IEA’s
World Energy Outlook of October 2023 update) scenario
2
as a minimum rate
to
be
followed.
This
scenario
is
one
of
the
most
recent,
science-based
and
widely
accepted
models
that
achieves
a
temperature increase of no more than 1.5°C by end of the century.
Sector
pathways
may
be
updated
as
we
gain
greater
clarity
on
the
validity
of
key
technological
and
regulatory
uncertainties identified and
assumed within the
IEA NZE scenario
(e.g. production volumes,
biofuels or carbon-capture
utilization and storage). Until that
point, the possibility of overshoot
is factored into certain sector
pathways due to the
heavy reliance on external factors outside our direct influence.
Target-setting approach (4)
Targets
are
based
on
the
full-lending
commitment
made
to
our
clients.
This
includes
outstanding
loans,
along
with
undrawn
irrevocable
commitments
and
guarantees,
i.e.
amounts
we
are
required
to
provide
upon
request
by
a
counterparty.
In
contrast,
our
calculation
of
total
financed
emissions
for
non-financial
corporates
and
real
estate
mortgages is based solely on outstanding lending exposure, in accordance with PCAF guidance.
3
For
fossil
fuels,
we
set
an
absolute
emissions
reduction
target
using
the
Absolute
Contraction
Approach.
4
For
other
sectors, we use
physical emissions intensity
targets, applying the
Sector Decarbonization Approach
(SDA), which assumes
global convergence of sector emissions intensities by 2050. 5
1
Gross lending exposure includes total on-balance
sheet loans and advances to customers
and off-balance sheet guarantees and
irrevocable loan commitments (within the scope
of expected credit loss) and is based
on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2
For fossil
fuels, (coal,
oil and gas),
we selected the
IEA NZE by
2050 scenario as
a reference to
base our 2030
target. Our
2030 target (70%
reduction) is exceeding
the reduction implied
by this scenario
(34%
reduction).
3
PCAF (2022). The Global GHG Accounting and Reporting Standard Part A: Financed Emissions.
Second Edition.
4
The Absolute Contraction Approach requires all companies to reduce emissions by the same absolute percentage, regardless of sector or growth trajectory.
5
The SDA allocates emission reductions based on sector-specific decarbonization pathways aligned with technology and activity levels.

Sustainability Report 2025
| Environment

Physical emissions intensity is preferred for most sectors as it normalizes emissions by output enabling fairer comparison between corporate clients of different sizes and supporting assessment of their emissions regardless of their growth.
Setting absolute emissions
targets could limit
our ability to
lend to clients,
including those with
lower carbon intensity,
potentially restricting support for their transition. For transparency, we disclose total absolute financed emissions for the sectors covered by trajectories.
Governance and disclosure (5)
Targets
are
set
at
the
UBS
Group
level,
approved
and
overseen
by
the
BoD’s
Corporate
Culture
and
Responsibility
Committee (the
CCRC), and
managed by
business divisions
in collaboration
with Group
Sustainability and
Impact and
Group functions under the Group Chief Operating Officer.
Progress is disclosed annually,
targets are reviewed at least
every five years, and
from 2030 onward base
years and target
values will be updated every five years to reflect the latest climate science and best practices. Progress may not be linear and year-on-year volatility is expected due to portfolio changes.
›
Refer to “Basis of preparation” in the "Other supplemental information" section of the Supplement to this report, available at
ubs.com/sustainability-reporting , for more information about our climate-related lending metrics

Sustainability Report 2025
| Environment

Parameters and definitions for our 2030 lending sector decarbonization targets (UBS Group)
Sectors Targets scope
GHG emission
scope Scenario Type of target
Residential real estate
1
Region Switzerland only 1,2
2
Energy Perspectives 2050+ ZERO basis for residential buildings (below 2°C) Intensity
Commercial real estate
1
Region Switzerland only 1,2
2
Energy Perspectives 2050+ ZERO basis for residential buildings & services (below 2°C) Intensity
Fossil fuels (coal, oil and gas) B.05, B.06, C.19
3
1,2,3 IEA NZE 2050 - WEO 2023 (1.5°C)
4
Absolute
Power generation D.35.1.1, D.35.1.3
3
1 IEA NZE 2050 - WEO 2023 (1.5°C) Intensity
Iron and steel C.24.1
3
1,2 IEA NZE 2050 - WEO 2023 adjusted for scope 2 (1.5°C) Intensity
Cement C.23.5.1
3
1,2 IEA NZE 2050 - WEO 2023 adjusted for scope 2 (1.5°C) Intensity
1
Residential real estate
includes owner occupied
properties and properties
rented out on
a non-commercial scale.
Commercial real estate
includes rented-out properties
in multi-family homes,
any other income-
producing real estate and
own-use commercial real
estate.
2
Residential real estate emissions
scope covers owners' energy
consumption only. Commercial
real estate emissions
scope covers owners' or
tenants'
energy consumption only.
3
For corporate sectors, NACE codes are referenced. The following parts of the value chain are included in the targets scope: fossil fuels: coal extraction, oil and gas upstream, refining and integrated companies; power
generation: power generation
and integrated electric
utility companies; iron
and steel: production
of iron and
steel, hot rolling
and coking coal
manufacturing; cement: production
of
cement and clinker. The
scope includes corporate borrowers where more than 25% of their revenues are derived from in-scope activities (except for coal, which is 5%). Revenue percentages are evaluated only at the
pre-deal assessment stage. The materiality assessment may also include counterparties whose production represents a significant share of global output.
4
For fossil fuels (coal, oil and gas), we selected the scenario
IEA NZE by 2050 as a reference to base our 2030 target. Our 2030 target (70% reduction) is exceeding the percentage reduction implied by this scenario
(34% reduction).
Progress reporting for our 2030 lending sector decarbonization targets (UBS Group)
For the year ended 31.12.24
Gross lending exposure Progress
5
Targets
2024 2023 2024 2023 2021 2021–24 2030 2021–30
Sectors
Full value
chain
(USD bn)
1
Covered
by targets
(USD bn)
1
Full value
chain
(USD bn)
1
Covered
by targets
(USD bn)
1
Unit Actuals Actuals Baseline
% change
vs
baseline Value
% change
vs
baseline
Residential real estate
3
336.7
213.3
384.7
242.4 kg CO
2
e / m
2
ERA
2
33.0 34.4 38.7 (15%) 21.1 (45%)
Commercial real estate
3
84.1 102.1 kg CO
2
e / m
2
ERA
2
28.0 28.5 31.3 (10%) 16.2 (48%)
Fossil fuels (coal, oil and gas)
4
9.4 2.3 10.6 2.8 million metric t CO
2
e 10.9 12.9 64.7 (83%) 19.4 (70%)
Power generation 3.3 2.6 5.0 3.9 kg CO
2
e / MWh 152 227 339 (55%) 136 (60%)
Iron and steel 0.5 0.3 0.7 0.5 metric t CO
2
/ metric t steel
1.50 1.41 1.75 (14%) 1.28 (27%)
Cement 0.7 0.6 1.1 1.0 metric t CO
2
/ metric t cementitious
0.61 0.62 0.64 (4%) 0.48 (24%)
1
Full value chain
includes all activities
within each sector.
Refer to the
"Parameters and
definitions for our
2030 lending sector
decarbonization targets (UBS
Group)” table above
for details on
sector coverage.
Exposures are shown on a gross basis; gross lending exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance
with IFRS 3, Business Combinations). Refer to the Basis of preparation 2025 document, available at ubs.com/sustainability-reporting, for more information about exclusions and parts of the value chain within sectors covered by metrics and targets.
2
ERA: Energy Reference Area.
3
The reported figures reflect
the exposure linked to
loans that are secured by real
estate collateral.
4
For fossil fuels,
a significant share of our
gross lending
exposure not
covered by
this target
is commodity
trade
financing for
which guidelines
and methodologies
have yet
to be
developed.
5
Refer to
the Basis
of preparation
2025, available
at
ubs.com/sustainability-reporting, for more information about progress calculations.
Financed emissions reporting – 2024 (UBS Group)
For the year ended 31.12.24
Gross lending
exposure
(USD bn)
1
Outstanding
exposure
(USD bn)
1
Financed
emissions,
scopes 1 and 2
(million metric
t CO
2
e)
2
Financed
emissions,
scope 3
(million metric
t CO
2
e)
2
PCAF score,
scopes 1 and
2
3
PCAF score,
scope 3
3
Economic
intensity
(million metric
t CO
2
e /
USD bn)
2
Exposure to non-financial corporates and real estate mortgages covered by targets
Swiss residential real estate
4
213.3 212.1 1.1 4.1 0.01
Swiss commercial real estate
4
84.1 83.7 0.6 4.1 0.01
Fossil fuels (coal, oil and gas) 2.3 0.9 0.2 3.9 2.1 2.0 4.80
Power generation 2.6 0.7 0.7 2.1 1.04
Iron and steel 0.3 0.1 0.2 1.6 1.65
Cement 0.6 0.0 0.1 2.8 2.10
Exposure to non-financial corporates and real estate mortgages not covered by targets
127.7 74.4 2.1 1.4
5
4.7 2.5 0.05
Total non-financial corporates and real estate mortgages 430.9 371.9 5.1 5.3
Financial services firms, private individuals and other 270.9 210.0
Total exposure 701.8 581.9
1
Gross lending exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments. Outstanding exposure includes total on-balance sheet loans and advances to customers.
Both gross and outstanding exposures are
within the scope of expected credit loss
and are based on consolidated IFRS numbers
(inclusive of purchase price allocation adjustments
recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2
Refer to the Basis of preparation 2025, available at ubs.com/sustainability-
reporting, for more information about financed emissions calculations.
3
PCAF scores represent weighted average based on outstanding exposures. The PCAF quality score measures the reliability and quality of data used to calculate financed emissions of corporate loans and real estate mortgages. It is calculated in accordance with PCAF reporting guidance: PCAF (2022). The Global GHG Accounting and Reporting Standard Part
A: Financed Emissions. Second
Edition.
4
Residential real estate includes owner-occupied
properties and properties rented out
on a non-commercial scale.
Commercial real estate includes rented-out
properties in
multi-family homes, any other income-producing real estate
and own-use commercial real estate. The reported figures reflect the exposure linked to loans that are
secured by real estate collateral.
5
Scope 3 emissions
for “Other non-financial corporates and real estate mortgages” are only reported for the agriculture and automotive sectors.

Sustainability Report 2025
| Environment

Financed emissions reporting – 2023 (UBS Group)
For the year ended 31.12.23
Gross lending
exposure
(USD bn)
1
Outstanding
exposure
(USD bn)
1
Financed
emissions,
scopes 1 and 2
(million metric
t CO
2
e)
2
Financed
emissions,
scope 3
(million metric
t CO
2
e)
2
PCAF score,
scopes 1 and
2
3
PCAF score,
scope 3
3
Economic
intensity
(million metric
t CO
2
e /
USD bn)
2
Exposure to non-financial corporates and real estate mortgages covered by targets
Swiss residential real estate
4
242.4 240.6 1.2 4.1 0.01
Swiss commercial real estate
4
102.1 101.4 0.8 4.1 0.01
Fossil fuels (coal, oil and gas) 2.8 0.8 0.2 3.3 2.0
8
2.2
8
4.60
Power generation 3.9 0.9 1.1 2.3
8
1.15
Iron and steel 0.5 0.2 0.2 2.3
8
0.90
Cement 1.0 0.1 0.4 4.3
8
3.74
Exposure to non-financial corporates and real estate mortgages not covered by targets
141.4 81.0 2.5 2.0
5
4.7
7
2.5
9
0.06
10
Total non-financial corporates and real estate mortgages 494.1 425.0 6.4 5.3
6
Financial services firms, private individuals and other 285.3 216.5
Total exposure 779.4 641.5
1 Gross lending exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments. Outstanding exposure includes total on-balance sheet loans and advances to customers.
Both gross and outstanding exposures are
within the scope of expected credit loss
and are based on consolidated IFRS numbers
(inclusive of purchase price allocation adjustments
recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2 Refer to the Basis of preparation 2025, available at ubs.com/sustainability-
reporting, for more information about financed emissions calculations.
3
PCAF scores represent weighted average based on outstanding exposures. The PCAF quality score measures the reliability and quality of data used to calculate financed emissions of corporate loans and real estate mortgages. It is calculated in accordance with PCAF reporting guidance: PCAF (2022). The Global GHG Accounting and Reporting Standard Part
A: Financed Emissions. Second
Edition.
4
Residential real estate includes owner-occupied
properties and properties rented out
on a non-commercial scale.
Commercial real estate includes rented-out
properties in
multi-family homes, any other income-producing real estate
and own-use commercial real estate. The reported figures reflect the exposure linked to loans that are
secured by real estate collateral.
5
Scope 3 emissions
for “Other
non-financial corporates
and real
estate mortgages”
have been
updated to
include agriculture
in addition
to the
previously reported
automotive sector.
The 2023
reported values
have been
updated
accordingly. The previous value
reported was 0.2 million metric t CO
2
e.
6
From 2024 reporting, the disclosure has been expanded
to include financed emissions associated with the agriculture sector in addition to
the scope
used for
prior disclosures.
2023 data
has been
updated accordingly.
The previously
reported value
was 3.5
million metric
t CO
2
e.
7
2023 PCAF
scores for
scope 1
and 2
were updated
following a
methodology change
from our
third-party data
provider.
Previously reported
values were:
fossil fuels
1.3; power
generation
2.1; iron
and steel
1.7; cement
4.1 and
“Others non-financial
corporates
and real
estate mortgages” 4.8.
8
The 2023 PCAF score for scope 3 was
updated following a methodology change introduced by our
third-party data provider. The previously reported value was 1.5.
9
From 2024 reporting,
the disclosure has
been expanded to
include financed emissions
associated with the
agriculture sector,
in addition to
the scope used
in prior disclosures.
2023 data has
been updated accordingly.
The previously
reported value was 5.0.
10
From 2024 reporting, the disclosure has been expanded to include financed emissions associated with the agriculture sector, in addition to the scope used in prior disclosures. 2023 data has been updated accordingly. The previously reported value
was 0.03 million metric t CO
2
e / USD bn.
Decarbonization levers and key actions underpinning our lending sector decarbonization targets
To underpin our lending sector
decarbonization targets,
we identified two
decarbonization levers and
underlying actions.
While these levers
and actions may
not always result
in directly
measurable emissions reductions,
they are
designed to
support our clients in their decarbonization efforts and to ensure continuous progress toward our targets.
Lever 1: supporting our clients’ low-carbon transition
Achieving our sector decarbonization
targets depends on our
clients successfully delivering
on their own transition
plans.
While we
have limited
direct influence
over the
pace or
success of
these transitions,
we can
make an
effective contribution
by
enabling
and
supporting
our
clients.
We
do
this
by
understanding
their
transition
objectives
and
needs,
through
engagement and by offering tailored solutions.
Understanding our clients
Understanding
our
clients
is
the
foundation
of
how
we
support
their
transition,
whether
or
not
they
have
formal
decarbonization targets. We regularly monitor clients’
transition objectives and progress, and evaluate
how their delivery
on commitments affects our own decarbonization trajectory.
We conduct an annual review of clients’ disclosed decarbonization commitments in key sectors (power generation, iron
and steel, and
cement) and evaluate
their potential impact
on our own
targets. By factoring
in the expected
emissions
reductions from
these
commitments, we
estimate
how much
our portfolio’s
carbon intensity
could
decrease and
the
expected progress toward our
targets if clients deliver
on their plans. Based
on our current portfolio
composition, if these
commitments are fully realized by 2030, the resulting reductions would be sufficient to meet our own sector targets.
Engaging with clients
Building on
these insights, we
engage with clients
to understand their
priorities and assist
with their
climate transition
efforts. Our
engagement approach
combines strategic
and operational
elements and
is aimed
at anticipating
and meeting
client needs
while aligning
with our
own decarbonization
objectives. Each
interaction is
tailored to
the client’s
unique
circumstances.
We
selectively
integrate
sustainability
and
transition
insights
into
client
dialogues
and
embed
them
in
our
risk
management processes. This
enables us to
track progress, inform
decision-making and maintain
an ongoing, proactive
dialogue that aligns the decarbonization objectives of both clients and UBS.
We also facilitate engagement through client conferences and workshops featuring sustainability experts.
Our
client
engagement
approach
remains
flexible,
ensuring
alignment
with
evolving
regulations,
market
trends
and
jurisdiction-specific
considerations.
Where
appropriate,
we
are
exploring
opportunities
to
make
our
engagement
strategies more structured and proactive, further aligning them with both clients’ and our own decarbonization goals.
Offering sustainable finance products and services
To
support
clients
in
achieving
their
stated
sustainability
and
transition
priorities
including
their
decarbonization
ambitions, we offer targeted sustainable financing solutions.

Sustainability Report 2025
| Environment

Sustainable financing
is an
important element
of the
Grow pillar
within our
Group sustainability
and impact
strategy,
encompassing both on-balance sheet lending (such as sustainability-linked loans and mortgages) and off-balance sheet, capital market and private market financing solutions. We provide transaction structuring to help clients across business divisions integrate sustainability objectives into their financing strategies.
›
Refer to the “Supporting Opportunities” section of this report for more information about our sustainable finance product and
service offering
Lever 2: lending portfolio management
In
addition
to
supporting
our
clients’
low-carbon
transition,
and
to
deliver
any
remaining
reductions
in
our
portfolio
intensities required to meet our lending
sector decarbonization targets, we
aim to manage our portfolio
through a set of
targeted actions.
Applying enhanced due diligence for transactions in carbon-intensive sectors
At the business selection stage, in line with
our sustainability risk process, enhanced due diligence
may be triggered for
transactions in
carbon-intensive sectors with
higher climate-related
impacts and
risks. This
process ensures
we identify
and assess potential exposures early and integrate risk considerations into our decision-making.
Conducting pre-deal assessments
As
part
of
our
established
pre-deal
assessment
processes,
we
actively
assess
clients
and
significant
transactions
to
determine
their
alignment
with
our
decarbonization
targets,
estimate
the
impact
on
our
financed
emissions
and
document
the
projected
figures
and
transaction
rationale
accordingly.
This
process
has
supported
greater
awareness
among business divisions
in the proactive engagement
on decarbonization assessments
and wider climate
considerations
when reviewing transactions.
Allowing maturity of loans or existing positions through our non-core and legacy division
We also allow
loans to mature,
resulting in adjusted
lending exposure and
associated carbon intensity.
In addition, our
Non-core and
Legacy division
has materially
exited positions
and reduced
exposures, including
those not
aligned with
our long-term strategy and risk appetite, which also resulted in adjusted associated carbon intensity.
›
Refer to “Non-core and Legacy” in the “Our businesses” section of the UBS Group Annual
Report 2025, available under “Annual
reporting”
at
ubs.com/investors , for more information
Monitoring progress against targets
In addition
to the
above, we
track our
progress against
targets. For
in-scope sectors,
the performance
and associated
changes in
the lending
portfolio are
discussed during
quarterly performance
reviews with
business division
representatives
from the
Investment Bank,
Personal &
Corporate Banking
and Global
Wealth Management
and our
Sustainability and
Climate Risk unit. Reviews include an analysis of trends and significant changes in exposures and emissions, and criteria
that are deemed to influence the target metrics.
We
recognize
that
our
ability
to
achieve
these
targets
and
our
clients’
realization
of
their
own
decarbonization
commitments
are
influenced
by
external
factors
beyond
our
direct
control,
such
as
regulatory
developments,
technological advancements and the
pace of market transitions.
Financial institutions have limited
direct influence over
clients’
transition
abilities
or
the
speed
at
which
the
transition
happens.
As
a
result,
progress
may
not
be
linear.
We
continuously monitor our clients’
advancement toward their disclosed
commitments and assess how
their achievement
of these commitments impacts our own trajectories.
Performance against targets and outlook
For each
lending sector
decarbonization target,
we outline
the relevance
to our
business divisions,
report on
progress
achieved
and
indicative
trend
lines,
and
outline
the
key
drivers
behind
changes
in
absolute
emissions
or
emissions
intensity.
Where
applicable,
we
describe
the
levers
and
actions
we
are
deploying
to
advance
toward
these
targets,
acknowledging that not all
measures apply uniformly across
sectors. Finally,
we highlight critical external dependencies
that may influence
our ability to
meet these targets,
ensuring transparency around relevant
factors shaping our
transition
pathway.
Swiss residential real estate
Relevance:
The decarbonization pathway for
residential real estate
lending covers our financing
activity in Switzerland
across Personal & Corporate Banking and Global Wealth Management.
Progress:
Our 2030 target
requires a 45%
reduction in emissions
intensity,
slightly exceeding the
44% reduction implied
by the
Swiss government’s Energy
Perspectives 2050+ ZERO
Basis (EP
2050+) scenario
for residential
buildings. By
the
end of 2024, our estimated portfolio emissions intensity decreased by 15% against the 2021 baseline, reaching 33.0 kg
CO
2
e per m
2
ERA (Energy Reference Area), primarily driven by an increased share of financed properties with non-fossil-
fuel heating. Additionally, starting in 2024, we
began accounting for the impact from photovoltaic systems
installed on
the roofs of financed properties. Although this effect is
currently limited, it is expected to grow in significance over time.
Our estimated emissions intensity is 0.6%
above the 2024 level of our
indicative trend line to 2030 (32.8kg CO
2
e per m
2
ERA).
Outlook:
We remain committed to supporting clients in
reducing their emissions intensity through renovation support.
On
the
one
hand,
we
provide
self-service tools
and
advice
–
such
as
the
digital
renovation
calculator
launched
in
e-
Banking and
on
ubs.com
for owner-occupied
real estate
– enabling
clients to
estimate costs,
timelines and
the CO
2
e
footprint and
energy consumption
level before
and after
renovation. On
the other
hand, we
offer products
for renovations
or acquisitions of energy-efficient properties.

Sustainability Report 2025
| Environment

Dependencies:
Achieving further reductions depends on technical
advances and policy measures, such as
incentives for
building efficiency
and non-fossil-fuel
heating systems.
We will
continue collaborating
with government
and industry
peers to align on required actions.
Swiss commercial real estate
Relevance:
The
decarbonization
pathway
for
commercial
real
estate
lending
covers
financing
activity
in
Switzerland
across Personal & Corporate Banking and Global Wealth Management.
Progress:
Our 2030 target requires
a 48% reduction in
emissions intensity, in line
with the percentage reduction
implied
by the Swiss
government’s EP 2050+ scenario
for residential buildings and
services. By the
end of 2024,
our estimated
portfolio emissions intensity decreased by 10% against the 2021 baseline, reaching 28.0 kg CO
2
e per m
2
ERA, primarily
driven by
an increased
share of financed
properties with non-fossil-fuel
heating and an
increase in financed
properties
with high-quality building envelopes
that reduce heat loss.
Additionally, starting in 2024,
we began accounting for
the
impact from photovoltaic systems installed
on the roofs of financed
properties. Although this effect is
currently limited,
it is expected
to grow in
significance over time.
Our estimated emissions
intensity is 6.7%
above the 2024
level of our
indicative trend line to 2030 (26.3kg CO
2
e per m
2
ERA).
Outlook:
We will
continue to
drive decarbonization
in the
Swiss commercial
real estate
market through
tailored financing
solutions. UBS
Loan Green
continues to
be a
key product
for clients
planning low-energy
new constructions,
energy-
efficient renovations or the acquisition of sustainable properties, offering customized financing and guidance.
Dependencies:
Achieving further reductions depends on technical advances and policy measures such as incentives for building efficiency
and non-fossil-fuel
heating systems.
We will
continue collaborating
with government
and industry
peers to align on required actions.
Fossil fuels (coal, oil and gas)
Relevance:
Our fossil fuel portfolio is
concentrated among a small number of
corporate clients in the Investment
Bank
and Personal & Corporate Banking, with limited exposure from Global Wealth Management.
Progress:
Our
2030
target
requires
a
70%
reduction
in
absolute
financed
emissions.
This
exceeds
the
percentage
reduction implied by
the IEA NZE
by 2050 scenario
(34% reduction by
2030). By the
end of 2024,
our estimated financed
emissions decreased by
83% against
the 2021
baseline, totaling
10.9 million metric
tons of
CO
2
e. Between
2021 and
2022, emissions fell by 29%, primarily driven by an overall reduction in the financed portfolio and a significant decrease in coal exposure. In 2023,
several loans were classified as
non-core and, by 31 December
2023, were no longer held
in
line with the
Group’s strategy,
driving the remaining
reduction for that
year. In 2024,
the additional reduction
was mainly
driven by
an overall
reduction in
the financed
portfolio. Our
estimated financed
emissions are
78.1% below
the 2024
level of our indicative trend line to 2030 (49.6 million metric tons of CO
2
e).
Outlook:
We do not expect similar reductions over the
next few years for the remaining concentrated portfolio.
We will
continue to finance clients in line with our sustainability and climate risk policy framework.
Dependencies:
Achieving our
target requires
collaboration across
private and
public sectors,
given the
continued reliance
on fossil fuels for energy security and affordability in many regions.
Power generation
Relevance:
Our power generation
portfolio spans corporate
clients across
the Investment Bank,
Personal &
Corporate
Banking and Global Wealth Management.
Progress:
Our 2030 target requires
a 60% reduction in
emissions intensity, in line
with the percentage reduction
implied
by the
IEA NZE
by 2050
scenario. By
the end
of 2024,
our estimated
portfolio emissions
intensity decreased
by 55%
against
the 2021
baseline, reaching
152 kg
CO
2
e
per MWh,
primarily driven
by a
reduced exposure
to
high
carbon-
intensity
clients. In
Personal &
Corporate
Banking,
clients
with
a
significant
share of
renewable energy
production in
Switzerland also contributed
to our emissions
intensity being below
the IEA benchmark.
Our estimated emission
intensity
is 43.8% below the 2024 level of our indicative trend line to 2030 (271.3 kg CO
2
e per MWh).
Outlook:
We expect a further decrease in intensity based on clients’ disclosed decarbonization commitments, assuming those plans are fully implemented. We aim to support our clients’ in their low-carbon transition and continue to provide financing in line with our sustainability and climate risk policy framework.
We expect the reduction of non-core loans to
contribute to a further decrease in portfolio intensity.
Dependencies:
Progress continues to be dependent
on policy frameworks and incentives,
alongside global investment
in clean energy. Recent data indicates
that investments of around USD 2.2trn per
annum are going toward clean energy,
representing two-thirds of global energy investments.
Spending on low-emissions power generation
has almost doubled
over the
past five
years. This
increase is
driven not
only by
emissions reduction
targets but
also a
variety of
economic,
technology, industrial and energy security considerations.
›
Refer to “World Energy Investment 2025”, available at iea.org/reports/world-energy-investment-2025 , for more information
Iron and steel
Relevance:
Our iron
and steel
portfolio is
concentrated among
a small
number of
corporate clients
in the
Investment
Bank and Personal & Corporate Banking, with limited exposure from Global Wealth Management.

Sustainability Report 2025
| Environment

Progress:
Our 2030 target requires
a 27% reduction in
emissions intensity, in line
with the percentage reduction
implied
by the
IEA NZE
by 2050
scenario. By
the end
of 2024,
our estimated
portfolio emissions
intensity decreased
by 14%
against the
2021 baseline,
reaching 1.50
metric tons
of CO₂
per metric
ton of
steel. This
represents a
higher intensity
than in 2023, when the portfolio was
20% below the baseline. The year-on-year
increase results from a shift in portfolio
composition, where exposure decreased to
clients with comparatively lower emissions
intensity. Our estimated emissions
intensity is 5.7% below the 2024
level of our indicative trend line
to 2030 (1.59 metric tons CO
2
per metric ton of steel).
Outlook:
We expect a further decrease in intensity based on clients’ disclosed decarbonization commitments, assuming those plans are fully implemented. We aim to support our
clients in their low-carbon transition and continue to provide financing in line with our sustainability
and climate risk policy framework. This
can include supporting production shifts
that reduce
reliance on
coal and
by promoting
increased scrap
use, direct
reduction processes
and electric
arc furnace
technologies.
Dependencies:
Achieving
sector-wide
progress
depends
on
the
commercialization
and
scaling
of
low-carbon
steelmaking technologies, supported by research, development and robust policy incentives.
Cement
Relevance:
Our cement portfolio
consists of corporate
clients in Personal
& Corporate Banking
and the Investment
Bank.
Progress:
Our 2030 target requires
a 24% reduction in
emissions intensity, in line
with the percentage reduction
implied
by the
IEA NZE
by 2050
scenario. By
the end
of 2024,
our estimated
portfolio emissions
intensity decreased
by 4%
against
the
2021
baseline,
reaching
0.61
metric
tons
of
CO
2
per
metric
ton
of
cementitious
material,
primarily
driven
by
improvements among existing clients.
Our estimated emissions intensity
is 4.2% above
the 2024 level of
our indicative
trend line to 2030 (0.59 metric tons of CO
2
per metric ton of cementitious materials).
Outlook:
We consider
our main
clients in
the cement industry
to be
among the
leaders in
sustainability performance,
with
strong
disclosures
and
externally
verified
emissions
reduction
targets,
including
interim
2030
goals.
We
aim
to
support our
clients in
their low-carbon
transition and
continue to
provide financing
in line
with our
sustainability and
climate risk policy framework.
This can include increasing
exposure through sustainability-linked
products or project ring-
fencing and providing advisory
support on transactions such as
asset acquisitions, business line disposals,
equity raising
and share buybacks.
Dependencies:
Sector progress
depends on
technological innovation and
policy frameworks, as
production emissions
intensity has remained largely flat in recent years, underscoring the need for disruptive solutions.
Our approach to measuring facilitated emissions from our capital markets business
Our
role
in
capital
market
transactions
helps
our
clients
access
capital
for
their
businesses.
We
recognize
that
these
activities
can
influence
real-economy
emissions
and
therefore
we
consider
it
important
to
monitor
and
disclose
the
emissions
associated
with
transactions
we
facilitate.
The
Investment
Bank
offers
clients
access
to
the
primary
and
secondary public capital markets and private capital transactions.
Facilitated emissions differ from financed emissions in two respects: they are off-balance sheet, reflecting services rather than financing, and they
relate to short-term transaction involvement
rather than long-term loan
exposure. In line with
industry guidance, we distinguish between on-balance sheet “financed” and off-balance sheet “facilitated” emissions.
By disclosing
facilitated emissions
for public
capital markets
transactions, we
aim to
provide transparency
on the
emissions
linked
to
our
capital
market
activities.
These
emissions
are
calculated
in
accordance
with
the
PCAF
Global
GHG
Accounting and Reporting Standard
– Part B
Facilitated Emissions (first version,
December 2023), which
covers primary
capital market issuance activities including public equity
capital markets and public debt capital markets where
we acted
as, among others, lead bookrunner, lead manager or
co-manager. We continue to monitor emerging industry guidance
and
target-setting
methodologies
for
facilitated
emissions.
Facilitated
emissions
for
the
2025
reporting
year
are
not
presented due to the inherent time lag in emissions data availability.
In
2025,
we
expanded
our
coverage
beyond
carbon-intensive
sectors
to
include
all
non-financial
corporate
sectors,
revising
2023
figures
accordingly,
aligning
the
scope
of
our
facilitated
emissions
reporting
with
that
of
our
financed
emissions disclosures. This provides a more
complete view of the emissions associated
with our capital markets activities.
We include apportioned
scope 1
and 2 emissions
of facilitated
counterparties. In
addition, scope 3
emissions of facilitated
counterparties
are
included
for
the
fossil
fuels
(coal,
oil
and
gas),
automotive
and
agriculture
sectors.
For
facilitated
counterparties in other sectors, scope 3 emissions are excluded due to data quality limitations.
It is
important to
note
that facilitated
emissions are
influenced by
annual transaction
volumes and
our market
share,
which can vary year to year. In 2024, for the selected carbon intensive sectors where we report scope 1 and 2 facilitated emissions,
the
overall
facilitated
amount
declined,
resulting
in
a
corresponding
decrease
in
scope
1
and
2
facilitated
emissions. For
the sectors where
scope 3
emissions are
included, specifically
fossil fuels
(coal, oil
and gas)
and automotive,
the underlying facilitated amount increased, leading to a rise in scope 3 facilitated emissions.
Beyond reporting
our facilitated
emissions,
we review
and assess
Global Banking
transactions,
employing
a robust business
selection
process for
mandates that
are accepted.
We conduct an
annual assessment
of the proximity
of our products
and
services to sustainability and climate risks as part of
risk control self-assessment. Capital markets activities
fall within our
sustainability
and climate risk
policy framework,
enabling us to identify
and manage potential
adverse impacts
on climate,
nature, the
environment
and human
rights, as
well as associated
risks that
may affect
us and our
clients.

Sustainability Report 2025
| Environment

Facilitated emissions reporting (UBS Group)
1
For the year ended
31.12.24 31.12.23
Facilitated
amount
(USD bn)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
PCAF
score,
scopes 1
and 2
3
PCAF
score,
scope 3
3,4
Facilitated
intensity
(million
metric t
CO
2
e / USD
bn)
Facilitated
amount
(USD bn)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
4
PCAF
score,
scopes 1
and 2
3
PCAF
score,
scope 3
3,4
Facilitated
intensity
(million
metric t
CO
2
e / USD
bn)
Selected carbon-intensive
sectors
2
4.8 0.6 2.1 2.4 2.5 0.55 6.5 1.3 1.8 2.2
6
2.5
6
0.46
Other non-financial
corporates
5
36.7 0.5 0.4 2.7 2.5 0.02 33.8 0.5 0.3 3.0 2.4 0.02
Total non-financial
corporates
5
41.5 1.1 2.5 2.7 4.2 0.09 40.4 1.8 2.1 2.9 4.2 0.10
Public administration,
financial and insurance
activities
87.0 83.8
Total facilitated amount 128.5 124.2
1
This table includes data derived from data provided under license by ION. ION retains and reserves all rights in such data.
2
Selected carbon-intensive sectors are the following: fossil fuels (coal, oil and gas), power generation, iron and steel, aluminum, cement, automotive
and air transportation. Refer to the sector
approach in the “Supporting our financing
clients’ low-carbon transition” section of this report
for more information
about the parts of the value chain within the relevant scope of the sectors.
3
The PCAF data quality scores are weighted by the facilitated amount.
4
Scope 3 emissions are reported for fossil fuels, agriculture and automotive sectors.
5
From 2024 reporting, we expanded
our coverage beyond carbon-intensive sectors
to include all non-financial corporate
sectors, aligning the scope of
our facilitated emissions reporting with
that of our financed emissions disclosures.
Facilitated emissions, PCAF
scores and facilitated intensity have been calculated
for 2023 for comparative purposes.
6
The 2023 PCAF scores for scopes
1 and 2 and for
scope 3 were updated following a methodology change introduced by our third-party data provider; the previously reported values were
1.6 (scopes 1 and 2) and 1.7 (scope 3).
›
Refer to the “Supporting Opportunities” section of this report for more information about the Investment Bank’s capital market
activities
›
Refer to the “Sustainability and climate risk policy framework” section of the Supplement to this report, available at
ubs.com/sustainability-reporting , for more information about our sustainability and climate risk policy framework
›
Refer to “Basis of preparation” in the "Other supplemental information" section of the Supplement to this report, available at
ubs.com/sustainability-reporting,
for more information about our methodology to calculate facilitated emissions
Supporting our clients’ neutralization of residual emissions
Our
climate
transition
plan
prioritizes
emission
reductions
in
line
with
science-based
climate
targets
and
credible
trajectories to achieve these targets. In
addition, we anticipate that the deployment of
carbon removal solutions will be
needed to supplement the emission reduction strategies of our clients and counterbalance hard-to-abate emissions. We aim
to
support
our
clients
in
the
deployment
of
solutions
to
neutralize
residual
emissions
in
line
with
science-based
decarbonization pathways.
As best
practice guidance,
regulation, methodologies
and technologies
develop, our
approach
to decarbonization, including neutralization, will continue to evolve.
Participation in high-integrity carbon markets plays a supplemental role to sectoral and economy-wide decarbonization.
The Investment
Bank continues
to develop
its carbon
investment product
suite from
its previous
first-of-a-kind carbon
finance transaction that
aims to provide returns
to investors from the
sale of credits
generated by carbon
dioxide removal
projects. We support transparent investments in carbon markets that align with the current publicly available consensus
on high-integrity
standards and
robust governance
(including the
Voluntary Carbon
Markets Integrity
Initiative Claims
Code of Practice, the
Integrity Council for
the Voluntary Carbon Market
Core Carbon Principles
and the Oxford Principles
for Net-Zero-Aligned Carbon Offsetting).
Supporting our investing clients’ low-carbon transition
We
remain
committed
to
supporting
our
investing
clients
in
the
transition
to
a
low-carbon
world,
in
line
with
the
obligations to our
clients. These include our
fiduciary duties as
an investment manager
and the terms
of the mandates
agreed with clients.
In 2025, we
continued to deliver
on the key
strategic actions identified
in 2024, presented
below.
Our
approach
focuses
on
providing
our
clients
with
choices
through
our
climate-related
solutions
and
engagement
activities.
It
should
be
noted
that
not
all
these
actions
are
relevant
to
both
Asset
Management
and
Global
Wealth
Management, or to all regions within these divisions, and progress on these actions may not be linear or simultaneous.
1. Expanding climate-related strategies, products and solutions
We develop and enhance our platform of climate-focused investment strategies and products, offering clients access to
solutions that align
with their transition
goals and
enabling the shift
of capital
toward opportunities
that align with
or
support the transition to a low-carbon economy.
2a. Engaging investee companies (Asset Management only)
Through
stewardship,
we
encourage
companies
to
adopt
credible
transition
plans
and
manage
financially
material
climate-related risks and opportunities.
2b. Collaborating with third-party fund managers
1
We work with third-party fund managers to understand their climate transition plans and approaches to climate-related risks
and
opportunities
and
collaborate
on
the
development
of
climate-related
solutions,
where
the
legal
framework
allows.

Sustainability Report 2025
| Environment

3. Supporting clients through education and portfolio transparency
We provide
thought leadership,
education sessions,
portfolio construction
tools and
transparency tools
to help
clients
identify
climate
risks
and
transition
opportunities,
enabling
informed
investment
decisions
aligned
with
their
climate
objectives.
4. Providing employees with training, tools and information
We
offer
training to
our employees
to integrate
climate considerations
into
client advice
and portfolio
management,
ensuring support for clients navigating the transition in accordance with their climate objectives.
5. Engaging with policymakers
2
We participate
in discussions
on key
topics such
as regulations
and policy
development, advocating
for standards
that
support effective investment approaches to climate issues and the broader transition economy.
Details by business division on each strategic action are provided below.
›
Refer to the “Supporting our transition plan: key enablers” section of this report for an overview of our relevant Group
initiatives, beyond the specific actions outlined below for Asset Management and Global Wealth
Management
Asset Management
Asset Management provides choice
to enable clients to
pursue their climate goals.
We commit that all
clients’ net-zero
ambition portfolios
align with
the Paris
Agreement with
interim targets
by latest
2035.
3
Asset Management
manages
USD 111.5bn in net-zero ambition portfolios as at year end 2025 (compared with USD 64.4bn in 2024).
4
Our climate-related policies, guidelines and frameworks
In
addition
to
the
Group-wide
policies,
guidelines
and
frameworks,
Asset
Management
also
applies
specific
policies,
guidelines and framework.
The Asset Management Approach to Sustainable Investing
describes the divisional implementation of sustainability
and
builds on the
Group Sustainable Investing
Policy
. It determines
how investment approaches
relating to ESG
integration
and sustainable and impact
strategies are implemented across
the business, including the
approach to climate changes
across investment
strategies. The
document also
describes Asset
Management’s exclusion
approach and
the scope
of
application, and
the approach
to stewardship,
which highlights
the activities
undertaken to
monitor and,
where necessary,
intervene
on
matters
that
may
affect
the
long-term
value
of
investee
companies.
The
document
is
owned
by
Asset
Management’s Sustainable Investing team
and is applicable to all
of Asset Management’s employees
globally involved in
the processes of manufacturing, distributing, labelling, marketing or promoting investment products or services that are positioned as sustainable
investing. In addition,
the
Asset Management Proxy
Voting Policy
sets out the
requirements and
standards for
employing voting
rights on
behalf of
clients conforming
with Asset
Management‘s philosophy
of good
corporate governance.
The
Asset
Management Net
Zero
Alignment Framework
has
been established
to
guide the
internal classification
and
development of
products and
solutions meeting
the needs
of
clients for
net-zero ambition
investing. The
framework
describes a
range of
methodologies for
determining the
net-zero ambition
of investment
products and
covers investments
in public equities and corporate bonds, sovereign bonds, direct real estate, carbon markets and private debt.
›
Refer to “Our climate-related policies, guidelines and frameworks” of this section for an overview of our
Group-wide policies,
guidelines and frameworks
›
Refer to the “Supporting Opportunities” section of this report for further information about our sustainable investing activities
›
Refer to ubs.com/ch/en/assetmanagement/capabilities/sustainable-investing for more information about Asset Management’s
approach to sustainable investing
Climate-related investing metrics
The table
below provides
metrics related
to the
investments of
the Asset
Management division. Investment-associated
emissions are
provided based
on the
recommendations of
the Task
Force on
Climate-related Financial
Disclosures (the
TCFD) and are
derived from
the GHG emissions
(scopes 1 and 2)
attributed to the
issuers and the
positions within the
investment portfolios
we manage.
The metrics
are calculated
for portfolios
where emissions
data is
available in
our equity,
fixed income
and multi-asset
portfolios, accounting
for 53%
of the
total invested
assets of
Asset Management
(compared
with 48% in 2024).
The table below shows the progression of
carbon metrics for Asset Management and for
the equities and fixed income
asset classes.
Higher absolute
carbon emissions
reflect a
combination of
growth in
overall invested
assets and
an increased
scope of portfolios for which carbon metrics can be calculated. Overall carbon intensity measures declined during 2025, consistent with market movements reflected in
major investment indices, adjustments to the portfolios
offered to clients
and portfolio-level changes made on behalf of Asset Management clients.
1
Although only Global Wealth Management reports
on the specific action of
“Collaborating with third-party fund managers” in
this section, it should be
noted that Asset Management also carries
out such collaboration.
Detailed actions for Asset Management are not presented separately, as these activities are embedded within its broader investment and oversight processes.
2
Although only Asset Management reports on the action of “Engaging with policy makers”
in this section, it should be noted that our Group-wide activities on engaging with industry, government and the public sector
also cover Global Wealth Management. Refer to “Supporting our transition plan: key enablers” in this section for further details.
3
The stated net-zero commitment is portfolio-based in line with client agreements and not linked to invested assets-based targets.
4
The scope of assets with net-zero ambition for
2025 is Asset Management. For 2024, Credit Suisse portfolios were in the process of being assessed in
the context of Asset Management’s net-zero alignment framework and were therefore excluded from this metric’s reporting.

Sustainability Report 2025
| Environment

Climate-related investing metrics – portfolio emissions (Asset Management)
1,2
For the year ended
31.12.25 31.12.24
Asset Management investment-associated carbon emissions
Carbon emissions (absolute in million metric tons of CO
2
e) 70.0 54.8
Carbon intensity (in metric tons of CO
2
e per USD m invested) 48.3 56.5
Carbon intensity (in metric tons of CO
2
e per USD m of revenue or GDP)
3
94.8 101.2
Equities Asset Class
Carbon intensity (in metric tons of CO
2
e per USD m invested) 33.1 38.5
Carbon intensity (in metric tons of CO
2
e per USD m revenue) 86.8 90.4
Fixed income Asset Class
Carbon intensity (in metric tons of CO
2
e per USD m invested) 93.9 108.3
Carbon intensity (in metric tons of CO
2
e per USD m revenue or GDP)
3
112.5 130.9
1
Based on data for scope 1 and 2 greenhouse gas emissions of investee companies from a third-party data provider and positions held in investment portfolios.
2
2025 figures include Credit Suisse portfolios which
have been migrated onto UBS platforms.
As the process was carried out in waves,
these portfolios were only partially included in 2024.
3
Carbon intensity revenue measures comprise a combination based on the
revenue of corporate issuers and the share of GDP of sovereign issuers.
›
Refer to “Basis of preparation” in the "Other supplemental information" section of the Supplement to this report, available at
ubs.com/sustainability-reporting , for more information about our climate-related investing metrics
Our key climate-related actions
Asset Management aims to manage
its climate-related impacts and
realize opportunities through the
actions described
below.
These actions
are
only partially
and indirectly
connected to
the investment-associated
emissions we
report for
Asset Management and for the selected asset classes.
Action 1: Expanding climate-related strategies, products and solutions
Asset
Management
has a
broad
sustainable investing
product
shelf,
which
includes
traditional and
alternative funds,
exchange-traded
funds
and
mandates
with
broad
sustainability
and
climate
orientations.
Examples
of
such
products
include strategies that invest in climate solutions, the energy transition, green bonds, transitioning real estate and more.
To
meet our
clients’ preferences
and demands,
we continuously
review
our suite
of sustainability
and climate-related
portfolios.
The table below shows
progress related to total
assets with a net-zero
ambition. The growth in
invested assets for net-
zero
ambition portfolios
was
mainly
driven by
the
formalization of
net-zero
objectives
for existing
portfolios. Foreign
exchange
effects,
positive
market
performance
and
net
new
money
also
contributed
to
this
increase.
In
2025,
we
extended the availability of net-zero ambition portfolios across additional asset classes, such as active equities
and fixed
income, reflecting
both the
introduction of
new strategies
and enhancements to
existing portfolios. This
also included
expanding our real estate
offering. As a result,
our growing net-zero ambition
offering is increasingly comprehensive
and
better positioned to provide clients with choices across a diversified net-zero shelf of investment options.
Climate-related investing metrics: Opportunities – net-zero ambition investing (Asset Management)
For the year ended
31.12.25 31.12.24
Assets with documented net-zero ambition (USD bn)
1
111.5 64.4
Net-zero ambition assets share of total invested assets (%) 5.3 3.6
1
The scope
of assets
with net-zero
ambition for
2025 is
Asset Management.
For 2024,
Credit Suisse
portfolios were
in the
process of
being assessed
in the
context of
Asset Management’s
net-zero alignment
framework and were therefore excluded from this metrics reporting.
›
Refer to “Basis of preparation” in the "Other supplemental information" section of the Supplement to this report, available at
ubs.com/sustainability-reporting , for more information about our climate-related investing metrics
Action 2: Engaging investee companies
Asset Management has maintained a
dedicated climate engagement program for over
seven years,
focusing on investee
companies in listed
equity and corporate
fixed income investment
portfolios where climate change
represents a potential
investment risk.
This program
supports our
ambition to
protect and
enhance the
value of
our clients’
investment portfolios
in line
with our
fiduciary duty.
The engagement
is guided
by company-specific
engagement objectives,
an evidenced-
based
research
framework
and
sector-specific
standards
addressing
governance,
corporate
transition
plans
and
decarbonization levers.
In
2025,
Asset
Management
strengthened
its
proxy
voting
approach
to
reinforce
engagement
efforts
which
are
undertaken to protect the financial aspects of investments in companies with elevated levels of climate change risk. This involved
identifying
larger
companies
in
selected
sectors
that
fall
short
of
basic
expectations
on
managing
climate
transition-related
risks.
In
these
cases
Asset
Management
may
vote
against
directors
due
to
these
climate
strategy
considerations.
In Asset Management’s real assets business, active ownership relating to climate change is integrated, where applicable,
into the
management of
its funds,
and is
implemented throughout
the ownership
cycle of
an underlying
investment,
from development or acquisition to ongoing asset management, renovation, maintenance and sale.
Action 3: Supporting clients through education and portfolio transparency
Asset Management recognizes that its approach
to climate change investment is determined by
clients’ choices. That is
why it aims to help clients achieve their climate
objectives by partnering with them on climate risk management and by providing
information
on
evolving
practices
for
portfolios
with
climate
objectives.
This
includes
supporting
climate-
oriented
portfolio
construction,
where
applicable,
through
internal
transition
readiness
assessment
methodologies,
transparency on climate-relevant metrics and thought leadership.

Sustainability Report 2025
| Environment

In 2025, Asset
Management supported clients
in various ways,
reflecting the specific
needs of the
clients involved. For
example, it helped a central
bank in Europe to understand
the complex and diverse Paris-aligned
benchmark landscape
in terms
of index
providers and methodologies.
We partnered with
the client
to support
the design
of a
custom index
solution.
During the
year, Asset
Management also
published thought
pieces and
guidance. They
include
Oil &
gas: the
case for
higher
returns,
A
climate-driven
investment
approach,
Harnessing
climate
data,
and
A
focus
on
climate
can
achieve
multiple investor goals.
Action 4: Providing employees with training, tools and information
To support clients in
the low-carbon
transition, Asset
Management equips
employees with
training, tools
and information
aligned with its sustainable investing goals. In 2025,
Asset Management delivered internal presentations on
sustainable
investing topics, including climate
change, and offered targeted training sessions.
We continued role-specific knowledge
development
through
the
Berkeley
UBS
external
certification
program
and
conducted
regulatory
learning
sessions
educating investment professionals about sustainable investing regulatory and greenwashing risks.
Action 5: Engaging with policymakers
Asset
Management engages
with
policymakers such
as
regulators
and
governments to
provide
input
into
policy and
regulation,
ultimately seeking to support the development of well-functioning markets.
With respect
to
climate
issues, Asset
Management engages
with key
stakeholders such
as
national and
international
policymakers
through
industry
forums
such
as:
The
European
Fund
and
Asset
Management
Association’s
ESG
&
Stewardship Standing Committee, the
UK Investment Association’s Sustainability
& Responsible Investment Committee
and the Asset Management Association Switzerland’s Expert
Committee Sustainable Finance. In the Asia Pacific
region,
Asset Management is a member of the Asia Securities Industry and Financial Markets Association’s ESG Committee and
the
Australian
Financial
Services
Council’s
ESG
Working
Group.
Recent
focus
topics
included
the
EU’s
Omnibus
Regulation,
the
Swiss
Stewardship
Code
and
Swiss
Climate
Scores,
and
the
evolution
of
sustainable
investing / ESG
product regulations and regimes.
Global Wealth Management
Global Wealth Management is a
distributor of investment solutions,
including those that focus
on climate. We recognize
that
some investors
may have
decarbonization ambitions
or
an interest
in investing
in the
transition to
a
low-carbon
world. That is
why we aim
to provide
a range of
solutions for private
investors and family
offices to address
their own
decarbonization targets where
possible. We may
seek to do
this through allocations
to climate-related solutions
in our
discretionary mandates, where relevant
and available, and by
curating climate investment options
for advisory portfolios.
Our approach combines
offering a range
of credible solutions
with building investor
awareness, driving innovation
across
asset classes
and strategies
and equipping
investors with
the tools
to understand
their portfolios
in a
climate context.
However, the available solutions, approaches and climate-related data and information will differ by region.
Aligned to
our overall
approach to
supporting our
investing clients,
Global Wealth
Management has
implemented Group-
wide policies, guidelines and frameworks, supported by targeted actions.
›
Refer to “Our policies, guidelines and frameworks” in the “Supporting our transition plan: key enablers” section of this report for
an overview of relevant policies, guidelines and frameworks
Our key climate-related actions
Global
Wealth
Management
aims
to
manage its
climate-related
impacts
through
the
actions
described below.
While
these actions may not
always result in directly measurable
emissions reductions, they are
designed to enable
and support
such reductions over time.
Action 1: Expanding climate-related strategies, products and solutions
Global Wealth
Management aims
to support
climate change
mitigation by
providing options
for private
investors and
family offices to address their
decarbonization objectives. In
2025, Global Wealth Management continued
to expand the
number of investment solutions across asset classes and strategies. Highlights included:
–
launching the third iteration of the Climate
Innovation Fund, its flagship climate technologies venture capital fund of
funds;
–
onboarding a range of transition-focused long-only equity and fixed income funds; and
–
repositioning the existing transition-focused MyWay module to align with the transition framework published by
our
Chief Investment Office.
We believe that the transition to a low-carbon world requires a diversified approach, where investments in clean energy infrastructure
and
green
technologies
are
complemented
by
effective
and
credible
shareholder
and
bondholder
engagement with
high-emitters. Therefore,
we allocate
a portion of
our discretionary
portfolios to
impactful engagement
strategies,
including
those
that
invest
in
companies
with
the
objective
of
driving
decarbonization,
and
regularly
collaborate
with
these
managers
with
regard
to
their
impact
measurement
and
reporting
capabilities.
In
2025,
we
onboarded an engagement fund that targets decarbonization of high climate impact sectors.
›
Refer to the “Supporting opportunities” section of this report for more information about our products and solutions

Sustainability Report 2025
| Environment

Action 2: Collaborating with third-party fund managers
Global Wealth Management works closely with third-party fund managers on developing new sustainability and climate solutions,
where
relevant
and
permitted
by
legal
frameworks. It
aims
to
identify
relevant
and
compelling
investment
opportunities and
credible tools
and support
the launch
of new
solutions where possible
and relevant
for client
portfolios.
In 2025, Global Wealth Management engaged
with many of its fund
management partners to understand how
they are
expanding their transition offering.
It also hosts regular
“innovation sessions” with managers on
its platform to discuss
market trends, development ideas and new strategies. These sessions include a focus on sustainability and transition.
Action 3: Supporting clients through education and portfolio transparency
Global Wealth Management aims to support clients advance their climate objectives and deepen their understanding of how
their
portfolios
align
with
these
goals
through
education,
investment
research,
thought
leadership,
portfolio
construction and
transparency.
Its investment
specialists provide
investment insights
to clients
and advisors
on various
climate-related and transition-investing topics, given the importance of climate change for capital markets and business
models. This includes incorporating
climate considerations into portfolios,
setting portfolio decarbonization targets
and
building exposure to carbon markets.
In 2025,
Global Wealth
Management continued to
provide coverage of
climate-related investing topics
in publications
for private clients. Our Chief Investment Office published:
–
Its framework for investing
in the transition to
a low-carbon economy, identifying
different ways for clients
to invest
in the transition and related opportunities across sectors;
–
a publication on opportunities for climate solutions in venture capital; and
– continued coverage of opportunities in renewable energy infrastructure.
Climate and the transition
also remain a central
part of the broader coverage
of our Chief Investment
Office, featured in:
–
The annual sustainable
investing outlook,
identifying key sustainable
investing opportunities
for 2025, highlighting
the
transition as a key theme for 2025;
–
periodical sustainable
investing publication
and event
coverage (e.g.
New York
Climate Week,
COP30, Hong
Kong
Green Week);
–
continued
coverage
of
key
long-term
investment
themes,
as
well
as
the
Transformational
Innovation
Opportunity
associated with “Power and Resources”.
Global Wealth
Management activated
this content internally
and externally through
a variety of
channels, including
video
content, social media campaigns, podcasts in collaboration with industry partners and through UBS’s website.
To further enhance transparency, Global Wealth Management began the rollout of the Sustainable Investing Lab (the SI
Lab) in
some regions,
with broader
availability planned
for next
year. The
SI Lab
and the
reporting capabilities
provide
advanced sustainability and climate-related insights for clients, advisors, portfolio managers and investment specialists.
Since the Swiss Climate Scores were introduced in 2023, Global Wealth Management has continued to provide advisors with
related
content
through
its
platform.
It
has
also
incorporated
key
environmental
statistics
into
the
after-sales
materials for relevant investment modules offered to clients.
Action 4: Providing employees with training, tools and information
Global Wealth Management
continues to strengthen
employee capabilities on climate
and transition topics by
offering
an education
curriculum covering
sustainability and
sustainable investing
topics in
certain regions and
access to
our newly
launched SI Lab
providing tools to
better understand
sustainability and
climate-related data on
investee companies,
funds
and portfolios.
Our approach to nature
We aim to manage
the risks and opportunities related
to natural capital and
biodiversity in line with the
three strategic
pillars
of
the
UBS
Group
sustainability and
impact
strategy
and
increasing
regulatory
expectations. We
recognize
the
challenges of transitioning toward a
society that meets human needs
while respecting the limits of
our planet’s natural
resources. However, there are also opportunities particularly resulting from the need to fund this
transition. We continue
to take steps to be in a position to act. In 2025 we continued to do the following.
Developing capabilities
As part of our overall
education strategy,
we seek to equip both
relevant client-facing and non-client-facing employees
with the knowledge
and skills to
effectively integrate sustainability
into their work,
including specialized topics
such as
nature.
In
2025,
we
hosted
dedicated
sessions
on
nature
during
our
Global
Learning
Week
and
expanded
our
foundational training on sustainability and impact with a module on nature.
In
2025,
the
Chief
Sustainability
Office
focused
on
understanding
the
market
landscape
for
natural
capital
and
biodiversity,
assessing
existing
internal
capabilities
and
exploring
available
data
and
methodologies.
These
efforts
are
expected to
contribute to
strengthening client
support and
satisfying regulatory
requirements in
the years
ahead. We
also
raised
awareness
among
clients
and
external
stakeholders
on
emerging
nature
market
and
wider
biodiversity
conservation efforts. For example, the Chief Investment Office published
An Introduction to Nature Investing
to support
clients’ understanding of
nature-related issues when
considering investment opportunities.
We also hosted
the second
UBS Nature
Finance Conference
and achieved
an outstanding
response, welcoming
230 participants,
including nearly
100 clients.

Sustainability Report 2025
| Environment

Addressing nature-related issues
We consider nature-related issues in our existing risk and investment management processes.
–
We
continue
to
enhance
capabilities
across
the
business
divisions
to
address
the
requirements
on
nature-related
financial risks from the FINMA Circular 2026/1 “Nature-related financial risks”.
–
In Asset Management, we consider
nature-related risks as part of our
ESG integration processes. We use
a proprietary
ESG risk dashboard that aggregates multiple data sources to identify companies with financially material ESG risks. In
2025, we built on efforts started in previous years to further develop a thematic natural capital engagement program
that works with investee companies to encourage actions that ensure natural capital is accounted for and included in financial and economic decision-making.
–
Global Wealth Management
uses six sustainability
topics to inform
investment analysis, allocate
discretionary capital
where
relevant
and
provide targeted
advice
to
private
and
family
office
clients
based
on
their
stated
sustainability
preferences (pollution and
waste, climate change,
water, products and
services, people and
governance). The first
four
directly relate to nature or its drivers.
›
Refer to
ubs.com/global/en/assetmanagement/insights/thematic-viewpoints/sustainable-impact-investing/articles/natural
-capital-
approach-investing,
for more information about Asset Management’s
approach to nature
›
Refer to ubs.com/global/en/assetmanagement/capabilities/sustainable-investing/thematic-engagement, for more information
about Asset Management’s natural capital expectations
Seeking nature-related opportunities
We continue to monitor and engage with the emerging
concepts related to nature-positive finance, transition planning and target-setting
by both
non-financial corporates
and financial
institutions. We
are
active
in nature
-related
finance
across all our business divisions
and are building out nature-related solutions
in partnership with clients.
For example, we
have
facilitated
the
issuance
of
bonds
with
nature-related
use
of
proceeds
through
the
Investment
Bank,
issued
sustainability-linked
loans
with
nature-related
key
performance
indicators
through
Personal
&
Corporate
Banking,
launched
nature-related
investment
funds
in
Global
Wealth
Management
(e.g.
the
Ocean
Engagement
fund)
and
progressed
our
nature-themed
engagement programs
in
Asset
Management.
In
addition,
we
continue
to
work
with
clients who wish
to have a
more direct impact through
the UBS Optimus
network of foundations
and other philanthropic
services, specifically by participating in programs to generate nature-positive outcomes.
›
Refer to the “Supporting Opportunities” section of this report for more information about our sustainable product offering and
developments in 2025
›
Refer to “UBS Optimus Foundation 2024 Annual Review”, available at ubs.com/global/en/sustainability-impact/our-
insights/publications/optimus-2024-annual-review,
for more information about the UBS Optimus network

Sustainability Report 2025
| Environment

Reducing our own environmental impact
To reduce our own environmental impact, we have implemented clear governance, policies, guidelines and frameworks, targets and actions.
Governance
Responsibility for managing environmental
and climate-related impacts across our
operations and supply chain is
held by
Group Real
Estate and
Supply Chain
(GRESC), which
reports to
the Head
Group Human
Resources and
Corporate Services.
GRESC
collaborates
closely
with
the
Group
Technology,
responsible
for
minimizing
technology-related
environmental
impacts from hardware, data centers and cloud environments.
GRESC ensures
that all
activities comply
with local
legislation and
are aligned
with international
standards, specifically
ISO 14001
globally and
ISO 50001
in the
EMEA region,
as outlined
in our
manual for
our environmental
and energy
management systems.
Through these
efforts, and
with Group
Technology’s focus
on optimizing
technology infrastructure
and implementing energy efficiency
measures, we continue to
reduce our overall environmental
footprint and advance
our sustainability objectives.
›
Refer to the “Our policies, guidelines and frameworks”
in the “Supporting our transition plan: key enablers” section of this report for further information about our manual for our environmental and energy management systems and additional Group-wide
policies, guidelines and frameworks
Our operational climate-related targets
Our scope 1 and 2 net-zero target
Established in 2024,
the scope 1 and
2 net-zero target
remains central to
our climate transition
plan. Across all
our global
own operations, we aim
to reduce our
scope 1 and market-based scope 2
emissions by at least
90% against our 2023
baseline of
46,278 metric
tons of
CO
2
e by
2035, before
neutralizing any
residual
emissions through
the purchase
of
carbon removal credits.
As part
of the pathway
toward 2035, we
set a
2030 interim
target to
reduce scope 1
and market-
based scope
2 emissions
by 57%
against our
2023 baseline. This
interim target is
a gross
target and
does not include
GHG removals, carbon credits or avoided emissions. Emissions covered by our target are fully aligned with the inventory boundaries used for our greenhouse gas emissions reporting.
For 2025,
our combined
scope 1 and
market-based
scope 2 emissions
totaled 24,151
metric tons
of CO
2
e, compared
with
30,287
1
metric tons
of CO
2
e
for 2024,
representing a
48% reduction from
our 2023
baseline and
20% year
on year.
Separately:
–
scope 1
emissions
totaled
14,690
metric
tons
of
CO₂e,
compared
with
18,636
1
metric
tons
of
CO₂e
for
2024,
a
reduction of 29% from the baseline and 21% year on year; and
–
market-based scope 2 emissions totaled 9,462
metric tons of CO₂e, compared
with 11,651
1
metric tons of CO₂e for
2024, a reduction of 63% from the baseline and 19% year on year.
When developing the scope 1
and 2 net-zero target,
we reviewed sectoral net-zero
pathways (e.g. real estate)
but found
none
fully
reflected
the
structure
of
our
operations.
We
followed
the
latest
guidance
from
the
Science
Based
Target
initiative
(the
SBTi)
and
use
its
Absolute
Contraction
Approach,
2
aligned
with
limiting
global
warming
to
1.5°C.
Demonstrating our commitment to
climate action, we have
set a more ambitious
target, aiming to achieve
net zero by
2035, well
ahead of 2050,
the deadline under
the SBTi Absolute
Contraction Approach. Although
our net-zero target
and trajectory have not been externally
assured, the baseline and subsequent greenhouse
gas emissions inventories are
verified according to ISO 14064 standard.
It is
important to
note that
business growth
and technological
advancements may
lead to
changes in
workforce size,
which could impact real estate and service-related needs. The continued advancement of low-emission technologies for space heating, and
countries’ net-zero commitments
are expected to
positively impact the
achievability of our
target. The
impact of heating system types and building envelope quality is accounted for in our emissions calculations through the measured
energy
consumption
for
a
specific
building
coupled
with
the
emission
intensity
for
the
respective
heating
system. Where measured
data is not
available, we use
estimates based on
comparable information. We
recognize that
the impact
of such
developments is
difficult to
quantify in
the forecast
and therefore
needs to
be closely
monitored.
Projections of real
estate demand changes
will be factored
into the annual
model review to
ensure early course
correction
if required.
Another factor
that will
impact target
achievement is
the availability
of renewable-source
electricity in
line
with RE100 requirements as production may not necessarily keep pace with an increase in global demand.
From 2026
onward (as
part of
our beyond
value chain
commitment),
we will
voluntarily
retire technological
carbon removal
credits annually
to match our
full scope
1 emissions
by 2030, scaling
in line with
our declining
emissions
trajectory.
›
Refer to the “Reducing our environmental footprint – additional information“ section of the Supplement to this report, available
at ubs.com/sustainability-reporting , for more information about our GHG emissions reporting
1
GHG emissions and certain activity data for 2024
were revised, mainly due to improved data availability.
As a result of this revision our previously
reported 2024 direct greenhouse gas emissions
(scope 1) increased
from 18,168 t CO
2
e to 18,636 t CO
2
e and indirect market-based greenhouse gas emissions (scope 2) decreased from 12,107 t CO
2
e to 11,651 t CO
2
e.
2
As per the SBTi Corporate Net-Zero Standard Criteria v1.2, March 2024.

Sustainability Report 2025
| Environment

Our energy reduction target
Alongside
our
scope 1
and
2
net-zero
target,
we
aim
to
reduce
our
absolute
energy
consumption
by
35%
by
2030
compared with
our 2023
baseline of
755 GWh.
The ambition
level of
this target
was determined
through forecasting
the
expected
energy
usage
reductions
resulting
from
the
implementation
of
the
relevant
decarbonization
levers
and
actions described below.
In 2025, our absolute energy consumption totaled 613 GWh, compared with 684 GWh
1
in 2024, a reduction of 18.8%
from our baseline
and of 10.3% year
on year. Our
energy reduction efforts also
help mitigate the
risk of not
achieving
full renewable electricity sourcing as market challenges may arise.
1
GHG emissions and certain activity data for 2024 were revised, mainly due to improved data availability. As a result of this revision, our previously reported 2024 energy consumption in GWh increased from 679 GWh to 684 GWh.

Sustainability Report 2025
| Environment

Our renewable electricity target
We maintain our
commitment to sourcing
100% of the
electricity we use
from qualifying renewable
generation by 2026,
in line with RE100
technical guidance, in markets where
credible renewable electricity generation
and tracking systems
exist. In
2025, this
excluded the
Bahamas and
Qatar,
where
such systems
are
not yet
available. In
2025, we
sourced
99.7% of our electricity from renewable sources, compared with 99.8% in 2024.
Target considerations and monitoring progress
Our
operational
climate-related
targets
continue
to
be
led
and
managed
by
GRESC
in
collaboration
with
Group
Technology. 2023 was
selected as the
baseline year for our
net-zero and energy reduction
targets, in line with
industry
guidance and best practices,
and reflecting material changes
for the Group. The
baseline year reflects the
first full year
of operations
following the
acquisition of
the Credit
Suisse Group,
ensuring that
the organizational
perimeter, activity
levels and emissions sources
of the combined
entity are fully and
consistently represented. As a
result, 2023 provides a
stable
and
representative
reference
point
for
measuring
progress
toward
our
targets.
We
actively
engaged
relevant
stakeholders
in
the
development
of
these
targets
by
collecting
strategic
assessments
from
topic
experts,
regional
representatives and real
estate managers. Progress
is disclosed annually,
targets are reviewed
at least every
five years and,
from 2030 onward, base years and target values will be
updated every five years to reflect the latest climate science and best practices.
For
the
energy
consumption
and
related
scope 2
emissions
inventory,
where
measured
data
could
not
be
obtained,
estimates are included based on comparable measured information.
It is important to note that
progress toward our targets may
not be linear, as annual
results can fluctuate due to
changes
in operational activity, business growth, technology evolution, workforce dynamics and energy market conditions. These
factors can influence real estate and service-related needs.
We regularly assess them as part of our annual planning and
monitoring process to
enable timely
course correction. The
availability of renewable-source
electricity remains a
critical
enabler of our progress, and we continue to ensure procurement in line with RE100 requirements.
We continue to implement energy efficiency measures across our real estate and data centers, ensure renewable-source electricity
use
and
embed
low-carbon
practices
across
our
operations
and
technology.
These
efforts
advance
our
decarbonization impact and demonstrate our
ongoing commitment to achieving our
operational climate-related targets.
Decarbonization levers and key actions underpinning our operational targets
To deliver on our operational climate-related targets outlined above and manage our climate-related impacts in our own
operations, we identified a set
of decarbonization levers and corresponding
actions across our real estate
operations and
service portfolio.
These levers
represent categories
of mitigation
actions, providing
the framework
for structuring
and
implementing our actions.
Lever 1: phasing out fossil fuels and switching to greener alternatives (scope 1)
We are
making progress
with the
implementation of
our four-part
action plan
to phase
out fossil
fuels and
switch to
greener alternatives to
significantly reduce our
associated scope 1 emissions.
This lever represents
roughly one-third
of
our
progress
toward
achieving
our
scope 1
and
2
net-zero
target,
underscoring
its
critical
role
in
decarbonizing
our
operations.
Phasing out fossil-fuel-powered own vehicles
We are committed to phasing
out fossil-fuel-powered vehicles in
our global fleet by
2035. Where full transition
is not yet
feasible, we will deploy the best
available interim solutions, such as hybrid
vehicles, while continuing to pursue greener
alternatives. This
approach ensures
compliance with
evolving emission
standards and
optimizes operational
efficiency,
while minimizing our carbon footprint.
Transitioning to sustainable fuels and battery technologies
In
2025,
we
began
implementing
the
high-level
plans
developed
in
2024,
that
extend
through
2035
and
focus
on
reducing and replacing fossil fuels
in critical engineering
power systems. We aim
to replace these conventional
fuels with
more sustainable alternatives,
such as biofuels,
hydrogenated vegetable oils
and battery technologies.
We completed the
cross-regional
market
analysis
of
fuel
alternatives initiated
in
2024
and
used
its
results
to
enhance
procurement
and
deployment planning.
Eliminating heating oils and natural gas
We are replacing heating systems that are based on oil
and natural gas within our operations,
targeting full transition by
2035, in line
with industry decarbonization efforts.
This involves identifying real
estate assets suitable for
electrification
and
switching
to
district
heating,
thereby
maximizing
both
operational
and
cost
efficiency
throughout
each
asset’s
lifecycle.
Adopting refrigerants that have low global warming potential
We are progressing the
replacement of traditional
refrigerants with alternatives
that have lower
global warming
potential
(GWP). This initiative is being rolled out across all regions, with completion targeted for 2035.

Sustainability Report 2025
| Environment

Lever 2: reducing our operational emissions (scopes 1 and 2)
Alongside reducing our scope 1 emissions,
we are also focusing on reducing our
operational emissions through strategic
enhancements to
our corporate
real
estate portfolio
and data
centers. By
implementing four
key actions,
we plan
to
create more energy-efficient workspaces and
real estate. The actions
are part of our
target achievement strategy
and will
continue through
2035 and
beyond. This
lever represents
just over
a quarter
of the
progress toward achieving
our scope 1
and 2 net-zero target, reflecting the importance of operational efficiency in achieving our climate goals.
Consolidating and optimizing our corporate real estate portfolio
In collaboration with the individual business divisions, we continued optimizing our real estate footprint by exiting from
or downsizing underutilized
spaces and reducing our
corporate real estate portfolio’s
energy usage, either via
retrofitting
or, in some cases, by relocating to
more sustainable buildings.
Our data center strategy is focused on streamlining operations by consolidating primary sites and rightsizing capacity to meet
demand.
Decommissioning
legacy
Credit
Suisse
sites
and
migrating
applications
to
the
Cloud
or
co-location
environments has optimized strategic locations, reduced costs and eliminated parallel run emissions.
Upgrading and retrofitting our corporate real estate portfolio
To
reduce our
real estate
energy footprint,
we intend
to upgrade
and retrofit
our portfolio
in line
with internationally
recognized building standards, such as Leadership in Energy and Environmental Design (LEED) by the US Green Building
Council (USGBC). We
expect to improve
and extend the
existing energy management
system within the
EMEA region,
with greater implementation of ISO 50001, driving energy efficiency across our operations.
In
2025,
we
continued
to
advance
our
commitment
to
sustainable
real
estate
through
additional
green
building
certifications and progress on key renovation and development projects worldwide.
– Switzerland
: Renovation
work
at the
Paradeplatz 6
building
in Zurich
and the
Place
Saint-François 16
building in
Lausanne is progressing toward LEED Platinum certification, targeted for 2027 and 2028, respectively.
– EMEA
: Our Frankfurt and Madrid offices are pursuing LEED
Platinum and Gold certifications, respectively. In Monaco,
preparations
for
the
GB2
building
are
underway,
with
BD2M
(Bâtiments
Durables
De
Monaco)
in-use
certification
expected by 2026.
– Americas
: We are
working toward LEED certification
for ten locations in
the United States. Upon
completion, these
projects will add LEED-certified space to our Americas portfolio.
–
Asia Pacific
: Our
new office
in Taichung,
Taiwan, achieved
LEED Platinum
certification in
late 2024,
demonstrating
strong
performance
in
energy
and
water
efficiency,
sustainable
materials
and
indoor
environmental
quality.
Development of our flagship office
in Hong Kong remains on
track for completion in 2027,
with the goal of achieving
the highest ratings
globally for LEED
v4.1 ID+C, WELL
v2 and Building
Environmental Assessment Method
(BEAM) Plus
certifications. Several additional
projects across the
region are also progressing
toward certification between
2026 and
2028.
UBS locations LEED Platinum LEED Gold LEED Silver LEED certified
Switzerland 1 1 0 0
EMEA 7 7 0 0
Americas 6 23 9 6
Asia Pacific 11 10 0 0
Supporting the decarbonization of district heating and cooling systems
Although we
do not
have direct operational
control over external
district heating
and cooling
systems, we
plan to
support
their decarbonization as part
of our real estate
consolidation strategy.
Over the next few
years, we plan to
establish an
engagement
plan
to
foster
partnerships
and
collaborate
with
stakeholders
(including
local
communities
and
utility
companies) to promote the transition to low-carbon district heating solutions.
Improving energy efficiency and demand-side management
Complementing our renewable-source
electricity strategy,
we are investing
in energy efficiency technologies
and smart
energy
management
systems
to
further
reduce
electricity
demand.
This
includes
optimizing
building
operations,
leveraging real-time data analytics and supporting behavioral initiatives to further reduce our scope 2 emissions.
Lever 3: transitioning to renewable-source electricity generation (scope 2)
Transitioning
to
renewable-source
electricity generation
remains
central to
achieving our
net-zero
target. Building
on
progress since
2020, we are
advancing our efforts
to source
100% of our
electricity from renewable-source
-qualifying
generation by 2026,
in line
with RE100
technical guidance and
local market
feasibility.
This lever
represents close
to a
quarter
of
the
progress
toward
achieving
our
scope 1
and
2
net-zero
target,
highlighting
the
pivotal
role
of
clean
electricity sourcing in our strategy.

Sustainability Report 2025
| Environment

Identifying and implementing opportunities for direct power purchase agreements
We regularly
assess our
real estate
ownership and lease
arrangements to identify
long-term opportunities for
sourcing
electricity directly
from renewable
generators through
power purchase
agreements. This
approach supports
the build-
out of
new electricity
generation plants
and strengthens
the chain
of custody
between the
generation source
and the
end use of electricity, while decreasing the carbon content
of the grid in the
longer term. Where feasible and
in line with
RE100 guidance, we prioritize in-country procurement and direct contracting, maximizing impact and transparency.
Improving the transparency of the chain of custody for renewable energy certificates
We continue to work closely with our key electricity suppliers to enhance the transparency and traceability of renewable
energy certificates
associated with
our operations.
We regularly
assess whether
existing electricity
products and
tariffs
meet
RE100 criteria
and
actively explore
opportunities to
support
the
development of
new
offerings
that
strengthen
compliance and foster a more competitive, transparent and RE100-aligned renewable-source electricity market.
Building competitive renewable energy certificate supply solutions
In
electricity
markets
where
our
consumption
volumes
are
insufficient
for
tariff
negotiations,
or
where
regulatory
frameworks limit available electricity tariff
options, we continue to purchase
additional renewable energy certificates to
cover
our
residual
electricity needs.
We
conduct
competitive tenders
for
broker
services
and manage
these contracts
through our
corporate vendor
governance processes
to ensure
alignment with
evolving RE100
standards. We
also support
renewable-source electricity
generators in
markets where
their products
cannot be
integrated into
local energy
tariffs,
helping to unlock new supply pathways and promote market inclusivity.
Advancing renewable-source electricity tracking systems
In
a
few
countries
where
we
operate,
infrastructure
for
tracking
renewable-source
electricity
volumes
remains
underdeveloped or
absent, compromising
the availability
of renewable
energy certificates
in line
with RE100
technical
criteria. We
actively engage in
industry and policy
consultations to promote
the creation
of renewable
energy tracking
systems
in
emerging
markets.
Our
objective
is
to
expand
access
to
verifiable
renewable
electricity
sourcing
in
these
regions, supporting market transformation and alignment with RE100 standards.
Investing in on-site renewable generation of electricity
We regularly
assess our
real estate
ownership and
lease arrangements
to identify
assets where
we expect
to maintain
long-term
operational
control
and
where
infrastructure
(e.g.
roof
space)
can
support
the
deployment
of
on-site
renewable-source
electricity generation.
Where technically
and economically
feasible, we
continue to
invest in
on-site
renewables, such
as solar
panels, reducing
reliance on
grid-based electricity
and mitigating
risk associated
with future
market constraints that could
limit access to renewable-source electricity
tariffs or certificates. This approach
strengthens
our energy resilience and supports our decarbonization strategy.
GHG removal and GHG avoidance projects financed through carbon credits
We aim to
achieve our 2035
scope 1 and 2
net-zero target by
reducing emissions by
at least 90%
from the 2023
baseline
and neutralizing any remaining
residual emissions through
the purchase of high-quality,
permanent technological carbon
removal credits. In
addition, from 2026
onward (as part
of our beyond
value chain commitment),
we will voluntarily
retire
technological
carbon
removal
credits
annually
to
match
our
full
scope 1
emissions
by
2030,
scaling
in
line
with
our
declining emissions trajectory.
From 2035
onward, we
will retire
sufficient credits
to maintain
net-zero status
for scope 1
and market-based
scope 2
emissions,
not
exceeding
the
10%
maximum
against
our
2023
baseline.
Credits
are
sourced
through
strategic
partnerships with Climeworks and neustark, established
in 2022 as part of our
carbon removal strategy. Both companies
focus on developing and scaling innovative carbon removal technologies. We are also a founding buyer of the NextGen
CDR Facility, a coalition of five companies
committed to scaling high-quality carbon removal solutions
and catalyzing the
development of a robust
market for engineered removals. These
partnerships have continued to evolve
and strengthen
throughout 2025, reinforcing our commitment to credible and science-based carbon removal pathways.
Since 2007, the
UBS Group
has matched
100% of air
travel emissions
with an equivalent
amount of nature-based
carbon
avoidance and removal credits. In 2025, in line with this commitment, we retired 49,000 credits verified under the Verra
VCS standard, rated “A” on average by the
third-party carbon ratings agency BeZero Carbon at the time
of retirement,
compared with 75,211 credits in 2024.
All
carbon
credit
purchases
comply
with
our
carbon
and
environmental
markets
guideline,
which
sets
minimum
requirements for
such
instruments. We
only
purchase credits
assessed against
the
Integrity
Council for
the Voluntary
Carbon Market (the ICVCM) Core Carbon Principles and
verified under recognized high-integrity standards such as Gold
Standard, Verra.
We acknowledge that standards
and methodologies for carbon
credits are still evolving, and
we will continue to improve
our portfolio
through market partnerships
and industry
engagement toward a
standardized quality benchmark
for the
future.
›
Refer to the “Sustainability and climate risk policy framework” section of the Supplement to this report, available at
ubs.com/sustainability-reporting , for more information about our carbon and environmental markets guideline

Sustainability Report 2025
| Environment

Carbon credits canceled outside our value chain (UBS Group)
For the year ended
31.12.25 31.12.24
Total (t CO
2
e) 49,000 75,211
Share from removal projects (%) 60% 60%
Share from avoidance projects (%) 40% 40%
Share of carbon credits verified against recognized quality standards (Verra VCS) (%) 100% 100%
Internal carbon pricing
We continue to apply a forward-looking shadow carbon price of USD 400 per metric ton of CO
2
e to all our scope 1 and
market-based scope 2 emissions at the UBS Group AG
consolidated level.
1
This price is used to incentivize the adoption
of low-emission technologies in real estate
projects, including the replacement of fossil-fuel
heating systems, relocation
of real estate assets and fuel transition in critical engineering power systems.
The carbon price is
reviewed annually to ensure its
relevance to our climate transition
plan and to reflect
developments
in carbon removal technologies
and market dynamics. As
part of setting our
internal carbon price, we
have considered
critical assumptions
such as
the expected
future costs
of engineered
removals and
insights from
past purchases
of removal
projects. At present, our internal
carbon price is used exclusively
for strategic and operational decision-making.
It is not
reflected in our financial statements.
Our environmental targets and performance in our own operations
Progress across key environmental areas
In
2025,
we
continued
to
advance
our
efforts
to
reduce
our
operational
environmental
footprint
and
embed
environmental
responsibility
across
our
business.
Beyond
our
operational
climate-related
targets
and
actions
outlined
above,
we
focused
on
key
areas
including
waste,
paper
and
water,
travel
and
biodiversity,
integrating
sustainable
practices
into
the
way
we
work.
By
engaging
our
employees,
suppliers
and
clients,
we
are
reinforcing
a
shared
commitment to
responsible
operations and
continuous improvement.
As 2025
marks the
target year
for our
existing
waste, paper and water
targets, we have defined
new targets for 2030
in these areas,
using 2023 as the
baseline year
to be consistent with our emissions and energy targets.
1
The volume of our scope 1 and market-based scope 2 emissions covered by our internal carbon price, and how this relates to our total emissions, is disclosed in the “Reducing our environmental footprint – additional information“ section of the Supplement to this report, available at ubs.com/sustainability-reporting .

Sustainability Report 2025
| Environment

Waste, paper and water
In
2025,
we
continued
to
focus
on
waste
minimization
and
increasing
the
percentage
of
recycled
waste
across
our
operations.
We
launched
the
“Recycle
like
a
rockstar"
campaign
to
increase
awareness
of
our
staff
and
piloted
the
recycling of paper towels in selected Swiss locations with positive results.
In 2025, we
achieved a recycling
ratio of 54.0%,
compared with 52.9%
in 2024, with
limited additional improvement
due to
the continued
decline in
paper consumption,
which represents
a significant
share of
recycled materials.
While
progress was made, the recycling ratio remained below the 60% target set against the 2019 baseline.
Minimizing the
impacts from
waste remains
a focus
of the
UBS environmental
program. Accordingly,
recognizing the
operational challenges, we have concluded to
maintain the target for percentage
of recycled waste at 60%
through to
2030. The
scope remains
unchanged from
the previous
target and
covers operational
waste from
offices and
data centers,
excluding construction waste.
We continue to raise employee awareness to further increase the proportion of recycled waste and to prioritize reusable items. While we
no longer have
a target for
waste reduction per
FTE, due to
limited influence on
this metric, we
continue
to measure and transparently report on our operational waste from offices and data centers
UBS
maintains
a
technology
sustainability
program
focused
on
reuse,
upcycling,
and
responsible
recycling
across
infrastructure,
end
user
devices,
storage,
and
printing
estates.
Key
initiatives
include
hardware
lifecycle
extensions,
original equipment
manufacturer (OEM)
buyback
programs, certified
e-waste
recycling, and
internal redeployment
to
support recycling and waste reduction objectives.
Large scale device
consolidation, virtualization, and cloud
migration reduce the
need for new
hardware while lowering
power consumption and physical footprint.

Sustainability Report 2025
| Environment

End user technology
is prioritized for
reuse within UBS,
resale where viable,
or certified recycling,
ensuring minimal waste
and maximum recovery of value and materials.
Complementary programs in
managed print, digital
workflows, and data
driven storage reduction
further enable print
avoidance, asset reuse, and environmentally responsible disposal.
Through
our
ISO
14001
environmental
management
program
and
contract
spot
checks,
we
ensure
that
our
waste
management partners operate in accordance with contractual and legislative requirements.
›
Refer to the “Reducing our environmental footprint – additional information” section of the Supplement to this report, available
at ubs.com/sustainability-reporting
for more information about the volume of our scope 1 and market-based scope 2 emissions covered by our internal carbon price, and how this relates to our total emissions
We maintained paper
consumption per full-time
equivalents (FTE) below
our 2025 target
(27.4 kg per
FTE), at 26.7
kg
per FTE in 2025 (compared with 23.7
1
kg per FTE in 2024). This reflects the stringent office printing policies put in place since the baseline year. The year-on-year increase is
predominantly due to mandatory communications in relation to the client migrations from legacy Credit Suisse to UBS.
Our
sustainable
paper
(recycled
and
FSC
paper)
target
covers
100%
of
our
paper
consumption.
In
support
of
our
sustainable
paper
target
for
2025
–
covering
100%
of
our
paper
consumption
–
we
implemented
contract
changes
during
the
past
year.
Although
the
full
effect
of
these
changes
is
not
reflected
in
the
full
year
2025
data
(70.2%
sustainable paper; compared
with 50.3%
1
in 2024), our
implemented procurement practices
ensure that we
meet our
target by year-end 2025. These figures
refer exclusively to office and publishing
paper volumes based only on measured-
activity data, with packaging and sanitation paper excluded from scope.
We
are
introducing
a
new
paper
reduction target
focused
on
office
printing,
where
employees have
the
most
direct
influence. By
2030, we
aim to
reduce office
printing per
FTE by
2.5kg (i.e.
25%) compared
with the
2023 baseline
of
10.1kg. We have also set a 2030 target for at least
90% of paper used for office printing to come from 100% recycled sources, prioritizing
post-consumer recycled
paper wherever
possible. In
2025, office
printing per
FTE was
2% higher
than the 2023 baseline, totaling 10.4 kg (compared with 11.6 kg in 2024), and 18.1% of paper used for office printing came from recycled sources (compared with 15.5% in 2024). We will continue to monitor and publish our overall paper consumption, including publishing material and client statements. The original sustainable paper requirements for other types of
paper purchasing (such
as FSC-certified
paper) remain in
place as
business-as-usual practices. These
measures
demonstrate our commitment to reducing environmental impacts associated with paper production and to maintaining
responsible resource management practices across our operations.
To
enhance
water
efficiency
in
our
facilities,
we
continue
to
implement
measures such
as
monitoring
water
use
and
optimizing
flushing
times and
overflow management.
In
2025,
water
usage
was 20%
lower
than
the
2019
baseline
(compared with
8% lower
in 2024),
despite variations
in office
occupancy levels.
Our 2025
water reduction
target is
thereby achieved. To reinforce our commitment to improving water efficiency, we are setting a new baseline year (2023)
and a revised
target: by 2030,
we aim to
reduce water consumption
by 7% compared
with the 2023
baseline. This target
builds on
our existing
efforts and
reflects our
focus on
operational improvements
across our
offices. These
actions support
our broader environmental objectives and help minimize the impact of our operations on water resources.
1
Comparative figures have been revised due
to improved data availability during
2025 reporting period. As a result of
this revision our previously reported 2024
paper consumption in kg per FTE increased
from 21.5
to 23.7 and share of recycled and FSC paper increased from 49.9% to 50.3%.

Sustainability Report 2025
| Environment

Travel
In 2025,
we continued
to strengthen
our approach
to managing
travel-related emissions
through enhanced
reporting
and policy
measures. We
improved our
internal carbon intensity
metrics and
data granularity
to provide
more insights
into travel emissions before and
after trips, enabling better measurement and
management of our footprint. Our travel
policy
remains
focused
on
encouraging
employees
to
choose
lower-carbon
transport
options
where
feasible
and
we
expanded partnerships
with hotels
meeting recognized
sustainability standards,
clearly flagged
at the
point of
sale to
support informed choices.
We also maintained the
purchase of high-quality carbon
credits matching 100% of
Group air travel emissions
and began
assessing additional
solutions, such
as sustainable
aviation fuel
credits,
to support
long-term decarbonization
goals. In
2025, business travel emissions totaled 60,772 metric tons of CO₂e, representing a 26% decrease compared with 2024
(81,964 metric tons
of CO₂e). Recognizing that
the emissions reduction
for 2025 is
largely due to
the reduction of
the
emission factors for air travel published by DEFRA,
these actions reflect our commitment to reducing the environmental impact of business travel while maintaining transparency and alignment with recognized reporting standards.
›
Refer to “Our policies, guidelines and frameworks” in the “Supporting our transition plan: key enablers” section of this report for
more information about the UBS Business Travel
and Expense policy
›
Refer “GHG removal and GHG avoidance projects financed through carbon credits” in this section for more information about our purchasing of carbon credits
Biodiversity
In
2025,
we
expanded
our
efforts
to
promote
biodiversity
across
our
offices
and
engage
employees
in
meaningful
activities.
Building
on
previous
initiatives,
such
as
green
roofs
and
awareness
programs,
we
introduced
additional
measures to strengthen local ecosystems and employee involvement.
We
have
installed
and
maintain
more
than
50
beehives
across
10
green
roofs
in
the
Americas,
Poland,
the
UK
and
Switzerland,
supporting
thriving
pollinator
populations
and
enhancing
urban
biodiversity.
We
complemented
these
actions
with
hands-on
workshops,
rooftop
garden
tours,
biodiversity
talks
and
honey
tastings,
helping
colleagues
understand
the
critical
role
of
pollinators
and
ecosystems.
These
initiatives
reflect
our
commitment
to
preserving
biodiversity and creating positive environmental impact within and beyond our office locations.
Environmental targets and indicators in our own operations
Information about our environmental targets and indicators
is included in our annual GHG emissions
report, prepared in
accordance with
the ISO
14064-1:2018 standard.
This report
undergoes external
assurance each
year in
line with
the
ISAE 3410 standard and with consideration of the ISO 14064-3:2019 standard.
We
have
successfully
passed
ISO
14001
environmental
management
system
audits
every
year
since
implementation,
including
in
2025.
In
the
EU
and
the
UK,
our
activities
are
also
certified
according
to
the
ISO
50001:2018
energy
management system standard, including this year for the first time, legacy Credit Suisse sites which were already part of the ISO14001 certification. These
internationally recognized frameworks ensure the
appropriate policies, processes and
controls are in place
for the effective management
of environmental and energy
topics within our operations
and their
consistent implementation across daily activities.
Environmental targets and performance 1
Actuals Targets Progress
GRI
2
2025 2024 2023 2030 2035 Baseline
% change
from baseline Status
5
Scope 1 and market-based scope 2 greenhouse gas emissions in t
CO
2
e
305-1, 305-2 24,151 30,287
6
46,278 (57%) (90%) 46,278
3
(48%) green
Energy consumption in GWh 302-1-e 613 684
6
755 (35%) 755
3
(19%) green
Share of renewable electricity 302-1 99.7% 99.8% 95.6% 100% 100% 95.6%
3
4% green
Percentage of recycled waste 306-4 54.0% 52.9% 57.4% 60% 57.4%
3
(6%) amber
Office printing per FTE
4
in kg
301-1-a 10.4 11.6 10.1 (25%) 10.1
3
2% amber
Percentage of recycled paper used for office printing 301-1-a-ii 18.1% 15.5% 13.0% 90% 13.0%
3
40% amber
Water consumption in m m
3
303-5 1.06 1.23 1.21 (7%) 1.21
3
(12%) green
Legend: CO
2
e = CO
2
equivalents; FTE = full-time equivalents; GWh = gigawatt-hour; kWh = kilowatt
-hour; km = kilometer; kg = kilogram; m m
3
= million cubic meters; t = metric ton
1
Refer to
the “Environment”
section of
the Supplement
to the
UBS Group
Sustainability Report
2025, available
at ubs.com/sustainability-reporting,
for detailed
information about
our environmental
indicators.
Reporting period 1 January - 31 December.
2
Refer to GRI Sustainability Reporting Standards, available at globalreporting.org for more information.
3
Baseline year 2023.
4
FTEs are reported as year-end values
based on HR workforce data.
5
Green: on track; Amber: improvements required.
6
Comparative figures have been revised mainly due to improved data availability during 2025 reporting period. As a result of this revision our previously reported 2024 scope 1 and market-based scope 2 greenhouse gas emissions increased from
30,274 t CO
2
e to 30,287 t CO
2
e and energy consumption increased from 679 GWh to 684 GWh.
Outcome of 2025 environmental targets
1
Actuals Targets Progress
GRI
2
2025 2024 2023 2025 Baseline
3
% change
from baseline Status
5
Paper consumption in kg per FTE
4
301-1-a 26.7 23.7
7
27.7 (50%) 54.9 (51%) green
Share of recycled and FSC paper 301-1-a-ii 70.2% 50.3%
7
71.5% 100% 63.2% 11% green
6
Waste in kg per FTE
4
306-3 64.4 62.7 69.8 (10%) 133.5 (52%) green
Waste recycling ratio 306-4 54.0% 52.9% 57.4% 60% 50.2% 7% amber
Water consumption in m m
3
303-5 1.06 1.23 1.21 (5%) 1.33 (20%) green
Legend: FTE = full-time equivalents; GWh = gigawatt-hour; kWh = kilowatt-hour; km = kilometer;
kg = kilogram; m m
3
= million cubic meters; t = metric ton
1
Refer to the “Environment” section of the Supplement
to the UBS Group Sustainability Report 2025,
available at ubs.com/sustainability-reporting, for
detailed information about our environmental indicators.
2
Refer to GRI Sustainability Reporting Standards,
available at globalreporting.org for more
information.
3
Baseline year 2019.
4
FTEs are reported as year-end
values based on HR workforce data.
5
Green: on
track; Amber: improvements required.
6
Green status is based on
achievement at year
‑
end, despite partial
‑
year effects in the 2025
full
‑
year average.
7
Comparative figures have been revised
due to improved
data availability during 2025 reporting period. As a result of this revision our previously reported 2024 paper consumption in kg per FTE increased from 21.5 to 23.7 and the share of recycled and FSC paper increased
from 49.9% to 50.3%.

Sustainability Report 2025
| Environment

Sustainable Technology Guild
The Sustainable Technology Guild
(the STG) continues to raise internal awareness of sustainable software development.
We aim to ensure our
technologists and engineers
are well educated on
the environmental impact of
technology and are
trained in how to reduce it through optimized energy use in technology solutions.
The STG focuses on developing measurement solutions for
the applications hosted in our data centers
and those in the
public Cloud.
We collaborated
with our
cloud partner,
Microsoft, on
the development
of the
Azure Carbon
Optimizer
(the
ACO), a
carbon
measurement tool
for cloud-based
computing workloads.
Microsoft has
launched the
ACO tool
publicly, and we
have begun rolling
it out internally,
enabling teams to
better understand and
baseline their emissions.
The STG’s primary focus remains on
minimizing the energy consumption of our
technology estate and the introduction
of green software engineering practices.

Sustainability Report 2025
| Environment

Managing the environmental impact of our supply
chain
To manage the environmental
impact of our supply
chain, we have implemented
a set of
dedicated policies, guidelines
and frameworks, supported by targeted actions.
›
Refer to “Our policies, guidelines and frameworks” in the “Supporting our transition plan: key enablers” section of this report for
an overview of relevant policies, guidelines and frameworks
Our key actions to manage the environmental impact of our supply chain
Increasing transparency and reporting of climate information by vendors
We are tracking the scope 1 and 2 emissions reporting of
our GHG key vendors. Vendors with the largest emissions that collectively account for more than
50% of our calculated supply
chain vendor-related scope 3 emissions
1
are classified as
“GHG key vendors”. On this basis, we identified 95 such vendors in 2025.
Overview of climate-related disclosures of our GHG key vendors (UBS Group)
2023 2024 2025
% of GHG key vendors who have disclosed their emissions and
declared a stated net-zero target
1
65% (62 / 95) 78% (74 / 95) 88% (84 / 95)
1
Shows GHG key vendors that disclosed emissions and declared
a stated net-zero target as a percentage of total GHG key
vendors. The number and percentage of
key vendors achieving this metric are sourced from
an external environmental performance disclosures platform. We do not independently verify our vendors’ goals or progress toward them.
In 2025, beyond
our GHG key
vendors, 71% (304
of 426) of
vendors voluntarily submitted environmental
information
on an external
environmental performance disclosure platform,
a percentage that
remains consistent with
2024 (70%,
or 341of 487).
Tracking supply chain vendor-related scope 3 emissions
We
continuously measure
and
monitor our
vendor-related
scope 3 emissions
to
track
progress
against
the
reduction
trajectory initiated
in 2024,
when emissions
decreased
by 28%
year on
year,
primarily reflecting
spend consolidation
following the integration of Credit Suisse. In 2025, we broadly maintained the strong performance achieved in the prior year,
with
vendor-related
scope
3
emissions
amounting
to
0.84
million
  metric   tons   of   CO
2
e,
compared
with
0.81 million   metric   tons of   CO
2
e in 2024. The
3% increase observed in 2025
was driven mainly by
higher relevant spend,
particularly
in
construction
execution
and
IT
services
(e.g.
cloud
services),
as
well
as
a
reduction
in
the
availability
of
supplier-specific emissions factors, leading to an increased use of more conservative standard industry parameters.
›
Refer to the “Reducing our environmental footprint – additional information” section of the Supplement to this report, available
at ubs.com/sustainability-reporting , for more information about our GHG emissions reporting
Assessing and improving high-ESG-impact vendors’ practices
In line with our Responsible Supply Chain Management (RSCM) policy, we identify, assess and monitor vendor practices
across key ESG areas, including climate and the environment.
We identify
high-ESG-impact vendors,
defined as
vendors providing
goods and
services that
could have
a
substantial
environmental or
social impact,
when establishing
new contracts
or renewals.
These vendors
are assessed
against our
RSCM
policy
and
are
required
to
provide
disclosures
about
their
management
practices
along
with
corresponding
evidence, which
is then
evaluated by
a specialist
team. We
also undertake
such assessments
on some
non-high-ESG-
impact vendors where we have significant ongoing relationships.
Actual and potential negative
impacts considered in the
assessment of vendor practices
include, but are not
limited to,
the following:
–
adverse environmental impacts due to inefficient use of resources (e.g. water and energy);
–
hazardous
substances,
emissions,
pollutants
and
the
limited
recyclability
of
products
that
adversely
affect
people,
nature and the environment; and
– modern slavery, forced labor, child labor, unfair employment practices and anti-corruption.
Should our
assessment reveal any
non-compliance with our
policy, we
define and agree,
together with the
vendor, on
vendor-specific improvement measures and
closely monitor the implementation progress
of these remediation actions. A
lack of improvement may lead to the termination of the vendor relationship. Vendors are reassessed after 24 months to ensure that, even in
long-term contracts, our
expectations regarding environmental
and social aspects are
being met and
continuously supervised.
1
Supply chain vendor-related scope 3 emissions refer to scope 3, categories 1, 2, 4 and 9, excluding water
-consumption-related emissions.

Sustainability Report 2025
| Environment

In 2025, we
conducted 331 risk-based due
diligence assessments on high-ESG-impact
vendors covering newly sourced
contracts, renewals
and ongoing
contracts (compared
with 445
in 2024).
Of those
assessed, 12%
were considered
in
need of improving their management practices (compared with 33% in 2024). For these vendors, we agreed on specific
remediation
actions
and
are
closely
monitoring
implementation progress
to
ensure
timely
and
effective
resolution.
In
2025, we
have increased
our overall
RSCM assessment
coverage of
vendors by
spend to
54% in
2025, from
51% in
2024.
In addition to RSCM assessments for new contracts and renewals, we also regularly screen active vendors as part of our sustainability and
climate risk
control processes. In
2025, 100%
of new
vendors were
screened for
environmental and
social risks, consistent with 2024.
In 2025,
none of
our vendor
relationships were
terminated as
a result
of our
assessments and
no human
rights issues
involving active, directly contracted
vendors were identified or
reported. In part, this
was due to having
carried out our
assessment process prior to signing contracts. We have also trained our supply chain function staff on human rights and
modern slavery.
Raising awareness of environmental matters through the sustainable procurement guide
In 2024, we launched a sustainable procurement guide, which we continued sharing with vendors throughout 2025 via the
UBS
supplier
webpage.
From
environmental
certification
to
waste
management
and
sustainability
reporting,
this
guide provides
insights on
how our
vendors can
take significant
steps toward
reducing their
environmental footprint,
promoting ethical and inclusive practices in their supply chain and contributing to the well-being of ecosystems.
›
Refer to our Climate disclosure guideline for vendors and Sustainable procurement guide for vendors, available at
ubs.com/global/en/our-firm/suppliers/supply-chain , for more information
Embedding supplier sustainability in our everyday activities
The
goods and
services we
buy,
and
where
and whom
we
buy
them from,
are
crucial elements
of
our sustainability
impact. We
are committed
to making
a positive
environmental and
social impact,
and expect
the same
from our
suppliers.
Our
Global
Procurement
and
Vendor
Management
Policy
and
Guidance
consider
the
ESG
impacts
of
products
and
services when selecting a vendor.
In
2025,
we
trained
our
vendor
relationship
managers
as
part
of
their
onboarding
process,
enabling
them
to
have
impactful
discussions
with
vendors
in
relation
to
ESG
topics,
local
labor
laws,
human
rights
and
environmental
responsibilities. Suppliers are
required to
follow our
global supplier
policies, which
include a
policy on
anti-bribery and
corruption, sanctions, fraud and anti-facilitation of tax evasion.
Inclusive growth in the supply chain
In 2025, we maintained
our commitment to
inclusive sourcing practices
and we encourage
the consideration of
qualified
suppliers, large and small,
in all competitive tender
processes. Our procurement teams are guided
to actively identify and
invite suppliers of all
sizes to participate, where appropriate,
ensuring a broad and competitive
vendor pool. Participation
in the
tender process
is based
on supplier
capabilities, experience
and alignment
with UBS’s
quality, cost and sustainability
standards. All suppliers
are evaluated on
equal footing,
and no preference
or advantage is
given based
on diversity
status.

Sustainability Report 2025
| Environment

Supporting our transition plan: key enablers
Beyond the
individual actions
related to
supporting our
clients’ low-carbon
transition and
reducing the
environmental
impact of our own operations and supply chain as described in the above sections, we have identified five key enablers, listed below, to support the implementation of our climate transition plan.
Governance and accountabilities (1)
Sustainability and climate-related matters are governed at the highest levels of our organization, supported by a robust,
Group-wide
governance
framework.
This
structure
ensures
strategic
oversight,
accountability
and
effective
execution
across all sustainability and transition-related initiatives.
In 2025, we marked a
significant milestone with the evolution of
our climate program into a
broader sustainability and
transition program. This expanded scope now integrates nature and human rights topics, reflecting our commitment to
a
more
holistic
approach
to
sustainability.
The
program
is
underpinned
by
more
targeted
mandates
and
specialized
working groups, enhancing its depth and operational effectiveness.
Importantly,
the
updated
program
is
now
more
closely
aligned
with
our
Group
sustainability
and
impact
strategy,
reinforcing its three strategic pillars of protect, grow and attract.
›
Refer to the “Governance” section of this report for more information
Industry, government and public sector engagement (2)
We actively participate in
political discussions by sharing
our expertise on proposed
regulatory and supervisory changes
and engaging
in sustainability
and climate-related
exchanges through
trade associations
such as
the International
Institute
of Finance, the Association for Financial Markets in Europe and the Swiss Bankers Association.
In Switzerland, our
home market, we
participated in 2025,
along with Swiss
industry associations, in
the Swiss Federal
Council’s consultation on proposed amendments
to the Ordinance on Climate Disclosures
in light of recent international
developments. Our feedback emphasized
the importance of aligning revisions
with global standards and considering
the
EU’s initiative to simplify its sustainability reporting framework to avoid fragmentation.
Regionally, we engage with policymakers across the EU, the Americas, the UK and key Asia-Pacific jurisdictions. Notably, we participated
in several
industry association
initiatives in
the EU
to support
and inform
the European
Commission’s
simplification efforts aimed
at reducing reporting
and regulatory burdens
under the Corporate
Sustainability Reporting
Directive, the Taxonomy Regulation and the Corporate Sustainability Due Diligence Directive.
Training and culture (3)
Educating
our
workforce
on
sustainability
and
sustainable
finance
is
an
important
part
of
ensuring
we
meet
our
sustainability
and
climate
ambitions.
In
2025,
we
continued
to
coordinate
the
delivery
of
sustainability
training
and
awareness activities across UBS through a dedicated sustainability education workstream.
In 2025, relevant training on a Group-wide basis included:
–
a series of
information sessions following
the publication of
the UBS Sustainability
Report 2024 to
raise awareness and
understanding of our own progress in relation to our environmental objectives;
–
climate-
and
nature-related
training
as
part
of
our
all-staff
Global
Learning
Week,
including
webinars
focused
on
climate and nature fundamentals, greenwashing and impact investing sessions; and
–
roll-out
of
the
Sustainability
Fundamentals
training
across
the
firm,
to
strengthen
foundational
and
advanced
knowledge on
sustainability, including
climate, nature,
social impact,
governance, and
how we
can support
our clients.
We
recognize
that
sustainability
training
and
education
are
gaining
importance
and
may
receive
greater
regulatory
scrutiny over time. Keeping
abreast with this changing landscape
is essential to develop targeted
training and ensure our
employees have the skills and knowledge needed to meet emerging expectations.
›
Refer to the “People and culture make the difference” section of this report for more information about training and culture
›
Refer to “Group sustainability and impact management indicators“ in the “Governance” section of the Supplement to this report,
available at ubs.com/sustainability-reporting , for more information about employee training participation rates
Data management (4)
We have
implemented a
Group ESG
data strategy
to streamline
access to
ESG data
across the
organization, ensuring
consistency and alignment. Central
to this approach is
an enterprise data platform
that consolidates third-party ESG
data
into a single authoritative source, enabling all internal systems and users to draw from it.
We
aim
to
facilitate
the
creation
of
standardized
data
products
that
incorporate
Group-level
methodologies
where
needed.
These
products,
governed
by
a
data
management
framework,
support
external
disclosures
and
other
key
outputs. We also collaborate closely with ESG data vendors to align on internal requirements, enhance data quality and
integrate new transition-focused data sets and analytics. The data strategy is overseen by the
ESG Data & Methodology
Forum, which has senior representatives from our business divisions and Group functions.

Sustainability Report 2025
| Environment

To enhance due diligence on ESG data, tools such as the updated 2025 data quality questionnaire have been rolled out, which
reflect
best
practices
and
regulatory
standards.
Additionally,
we
have
developed
advanced
calculation
tools
to
measure financed and facilitated emissions, ensuring regulatory compliance and transparent reporting.
Our policies, guidelines and frameworks (5)
We have established
a set of
climate-related policies,
guidelines and
frameworks that
underpin our
climate transition
plan
and guide
decision-making across
our organization.
Our policies
are embedded
within our
governance structures
and
operational
processes,
and
are
regularly
reviewed
and
updated
to
reflect
evolving
regulatory
requirements,
market
developments
and
advances
in
climate
science.
This
approach
promotes
accountability
and
transparency
across
the
Group.
Overarching policies, guidelines and frameworks
Group sustainability and impact constitutional document
Our Group sustainability and impact
constitutional document serves as our primary
sustainability governance guideline.
It acts as a
guide to understanding the
principles and practices that
drive our commitment to
responsible and sustainable
business operations and describes how we govern and execute the UBS Group sustainability and impact strategy.
This document
applies to
UBS Group
AG and
all its
directly controlled
legal entities.
It is
reviewed annually
under the
authority of the
Group Chief Operating
Officer. Together with
the Code of
Conduct and Ethics
of UBS, it
serves as the
Group’s environmental policy under the ISO 14001 standard.
›
Refer to the “Business conduct and corporate culture” section of this report for more information about the Code of Conduct and
Ethics of UBS
›
Refer to the “UBS Group-wide sustainability and impact constitutional document” and “Code of Conduct and
Ethics”, available at
ubs.com/sustainability-reporting
UBS’s sustainability and climate risk policy framework
We
define
sustainability and
climate risks
as
the
risk
that
we
negatively impact,
or
are
impacted by,
climate change,
natural capital,
human rights
and other
ESG matters.
Climate risks
can arise
from
either changing
climate conditions
(physical risks) or from efforts to mitigate climate change (transition risks).
We
conduct
an
annual
assessment
of
the
proximity
of
our
products,
services
and
supply
chain
to
sustainability
and
climate-related risks.
Activities identified
as high
risk are
subject to
our firm-wide
sustainability and
climate risk
policy
framework.
This
framework
enables
us
to
identify
and
manage
potential
adverse
impacts
on
climate,
nature,
the
environment and human rights, as well as the associated risks that may affect us and our clients.
The framework is
embedded in our
corporate culture and
applied consistently across
the Group, including
all business
divisions,
Group
functions,
locations
and
legal
entities.
It
is
integrated
into
our
management
practices
and
control
principles and is overseen by senior management.
Additionally,
to
support
the
firm’s
sustainable
finance
strategy
and
mitigate
potential
greenwashing
risk,
UBS
has
developed the Group-wide
Sustainable finance and
carbon and
environmental market guidelines.
These guidelines
are
part
of
the
overarching
Group
sustainability
and
climate
risk
policy
and
set
minimum
requirements
when
labeling,
marketing
and
distributing
sustainable
finance,
green
equity,
and
carbon
and
environmental
markets
instruments,
ensuring
that
sustainability
claims
made
by
UBS
or
its
clients
related
to
these
instruments
can
be
substantiated
and
consistently
communicated.
They
apply
to
all
UBS
employees
globally
involved
in
client-facing
activities
for
these
instruments, as well as when UBS purchases carbon and environmental markets instruments for its own operations. The guidelines are owned by the Sustainability and Climate Risk unit, which also monitors their implementation.
›
Refer to the “Sustainability and climate risk policy framework” section of the Supplement to this report, available at
ubs.com/sustainability-reporting , for more information
Policies, guidelines and frameworks related to our financing and investing activities
Company Transition Assessment Scorecard
The
Company
Transition
Assessment
Scorecard
(CTAS)
is
a
rules-based,
sector-agnostic
assessment
that
informs
our
understanding
of
counterparties’
transition-related
risk
profiles.
We
use
the
CTAS
as
one
input
among
many
in
individualized,
risk-based
assessments
that
are
anchored
in
quantifiable
risk
drivers,
expected
loss
and
capital
considerations. The CTAS does not operate as an eligibility or exit screen, and we do not maintain blanket no-serve lists
for
lawful
industries.
Decisions
about
onboarding,
pricing
and
relationship
management
are
based
on
documented,
customer-specific analyses and
are subject
to oversight
designed to
ensure consistency
across similarly
situated customers.
The UBS Green Funding Framework
The
UBS
Green
Funding
Framework sets
out
our
Group-wide
green
funding
program
through
which
we
can issue
a
variety of green funding products
,
including bonds, derivatives, deposits and similar
financial instruments. We maintain
assets that meet the environmental criteria
defined in the framework at an amount
equal to the proceeds of
any green
funding issuance.
The framework
aligns with
international market
practice and
guidance and
is designed
to meet
the core
pillars of
the
Green Bond Principles, the recognized
voluntary guidelines published by the
International Capital Markets Association. It
defines
criteria
and
processes
for
the
use
of
proceeds,
asset
evaluation
and
selection, management
of
proceeds
and
related reporting, and thereby supports the management of risks associated with our green funding program.

Sustainability Report 2025
| Environment

Currently, eligible assets under
the framework are mortgage
loans financing Minergie-certified real
estate in Switzerland,
or equivalent real estate certifications as determined by us. These assets are tracked and reviewed quarterly for ongoing eligibility and availability.
We publish an annual Green Funding Investor Report that provides details on our green funding activities, eligible assets and estimated
environmental impact,
including energy
CO₂ emissions
savings, along
with the
methodology used.
We
solicit an
annual independent
third-party review
of the
eligible asset
pool to
confirm compliance
with our
criteria and
reporting commitments,
with the results disclosed in each report.
The
Green
Funding
Framework
is
owned
by
Group
Treasury
and
governed
by
a
Green
Funding
Forum
comprised
of
representatives from key business divisions and second line of defense functions.
Group Sustainable Investing Policy
The
Group
Sustainable
Investing
Policy
sets
minimum
standards
to
ensure
transparency
in
the
classification
of
sustainability-related investment products and services across the Group, as well as in corporate and financial disclosure.
It provides
the foundation
for substantiating
and consistently
communicating ESG
or sustainability-related
statements,
declarations, actions
or communications
to stakeholders.
The purpose
of this
policy is
to mitigate
potential greenwashing,
reputational,
legal / liability
and
regulatory
risks
arising
from
overstating
the
ESG
or
sustainability
credentials
of
an
investment product or service.
The policy
is owned
by Group
Sustainability and
Impact,
which also
monitors its
implementation. It
applies to
all UBS
employees globally
involved in
manufacturing, distributing,
labelling, marketing
or promoting
investment products
or
services positioned
as sustainable
investing and
made available
to clients.
Business divisions
own and
implement their
respective divisional sustainable investing frameworks,
and businesses owning the relevant
products and activities must
adhere to this policy.
Asset Management policies, guidelines and frameworks
In
addition
to
the
broader
Group-wide
policies,
guidelines
and
frameworks
outlined
in
this
section,
our
Asset
Management division has established its own specific policies, guidelines and frameworks.
›
Refer to “Asset Management” in the “Supporting our investing clients’ low-carbon transition” section of this report for more
information
Policies, guidelines and frameworks related to our own operations
Manual for our environmental and energy management systems
The
Manual
for
our
environmental
and
energy
management
systems
defines
the
framework,
processes,
roles
and
responsibilities for implementing, maintaining and continually improving our integrated management systems, designed
to meet the
requirements of
ISO 14001:2015 for
environmental management and,
where applicable, ISO
50001:2018
for
energy
management.
The
integrated
management
systems
cover
our
own
operations.
Accountability
for
implementing this manual rests with the Global Head Group Real Estate and Supply Chain.
The
environmental
management
system,
certified
to
ISO
14001:2015,
applies
globally
across
all
owned
and
leased
operated
buildings
and
associated
corporate
real
estate
and
facility
management
services
that
support
our
business
activities.
It
focuses
on
areas
of
highest
environmental
impact
including
climate
change
and
nature,
sustainable
operations, energy and resource efficiency and regulatory compliance.
The energy management system, certified to ISO 50001:2018, applies to selected locations in Europe, where it supports compliance with the EU
Energy Efficiency Directive and
national energy efficiency legislation.
Within this scope, regular
energy audits are performed and efficiency measures implemented in line with ISO 50001:2018 requirements.
Both
systems
are
annually
externally
audited
and
recertified
every
three
years
to
verify
that
appropriate
policies
and
processes
are
in
place
and effectively
implemented. The
manual is
reviewed
and updated
annually
by
subject matter
experts to reflect organizational and operational changes.
In developing and
maintaining this manual,
we consider the
interests of key
stakeholders, including employees,
facility
users,
regulators
and
certification
bodies.
To
support
effective
implementation,
we
provide
targeted
training
for
employees and other relevant stakeholders, ensuring they understand our management systems requirements and their roles in
applying them.
The manual,
related policies
and procedures
and training
materials are
made available
to impacted
stakeholders and
those responsible
for implementation
via our
internal document
management system
and corporate
intranet, ensuring easy access, transparency and continuous learning opportunities.
UBS Business Travel & Expense policy
The UBS Business Travel
& Expense policy operationalizes our
commitment to reducing unnecessary business
travel and
the associated carbon footprint by encouraging employees to consider the environmental impact of their travel choices.
Key initiatives
include avoiding
short trips,
planning flights
efficiently and
choosing sustainable
transportation options,
such as public transport, rail travel, electric vehicles and eco-friendly accommodation.

Sustainability Report 2025
| Environment

The Global Head Group Real Estate and Supply Chain and the Global Operating Manager Group Real Estate and Supply
Chain
are
accountable
for
the
implementation
of
this
policy.
It
applies
globally
to
all
roles,
business
divisions,
Group
functions,
business
units,
business
areas,
legal
entities
and
locations.
The
Global
Travel
and
Expense
Management
Function is responsible
for the collection
of travel and environmental
impact data and
provides reporting to management
to inform decision-making. Annual audits
and business reviews consider the
interests of key stakeholders to
ensure the
policy remains relevant and
aligned with sustainability objectives.
The policy is made
available to all affected
stakeholders
and
those
responsible
for
implementation
through
the
corporate
intranet
and
the
global
travel
booking
platform,
ensuring transparency and ease of access.
Policies, guidelines and frameworks related to our supply chain
We
manage
our
supply
chain
and
procurement
activities
through
a
set
of
policies
and
guidelines
that
embed
ESG
standards and promote transparency,
accountability and sustainability across vendor relationships.
Accountability for
these policies
rests with
the Global
Head Group
Real Estate
and Supply
Chain and
the Head
Supply
Chain.
All
relevant
policies
and
supporting
guidelines
are
available
to
vendors
through
the
UBS
supplier
portal
and
communicated during onboarding and engagement processes.
›
Refer to ubs.com/global/en/our-firm/suppliers/supply-chain , for an overview of our supply chain-related policies, guidelines and frameworks
Responsible Supply Chain Management Framework, Policy and Guideline
Our Group-wide
Responsible Supply
Chain Management
(RSCM) Framework
is a
key component
of our
procurement
activities. The framework is based on
identifying, assessing and monitoring vendor practices in
the areas of human and
labor
rights,
environment
and
nature,
health
and
safety
and
anti-corruption.
It
applies to
all
vendors
across
business
divisions, Group functions, locations and legal entities and is supported by procedural controls.
Central to
the framework
is the
RSCM Policy,
to which
our direct
suppliers are
bound by
contract. It
serves as
a benchmark
for assessing sustainable practices of our suppliers and outlines our expectations across key areas.
The
RSCM
Guideline
outlines
the
implementation
of
the
policy
and
sets
out
a
risk-based
due
diligence
approach
to
evaluate
potentially
high-ESG-impact
vendors.
These
vendors
(defined
as
those
providing
goods
and
services
with
potential substantial environmental or social impact) are identified during onboarding and contract renewals.
Global Procurement and Vendor Management Policy
This Global Procurement and Vendor Management Policy sets out the minimum requirements for official purchases and
the management of vendor relationships. It applies globally to all vendor-related purchases made by UBS.
It establishes
mandatory requirements
for the
UBS vendor
risk framework,
which also
applies globally.
The policy
also
defines key
responsibilities for
sourcing roles,
such as
vendor relationship
manager, executive
sponsor and
vendor contract
manager, to ensure effective supplier management and compliance with risk controls.
By integrating robust risk
management practices, the policy
supports our commitment
to responsible procurement and
promotes transparency and sustainability in vendor engagements.
Climate disclosure guideline for vendors
As part
of our
strategy to
reduce
greenhouse
gas emissions
across
our operations
and the
supply chain,
the Climate
disclosure
guideline
for
vendors
establishes
climate-related
disclosure
expectations
for
all
vendors,
with
enhanced
expectations for GHG key vendors
1
, who contribute to over 50% of our calculated scope 3 emissions.
1
Vendors with the largest emissions that collectively account for more than 50% of our calculated supply chain vendor-related scope 3 emissions are classified as “GHG key vendors”.

Sustainability Report 2025
| Social

Social
People and culture make the difference
Driving sustainable performance
We seek to be
a world-class employer for
talented individuals across
all our markets. With
105,236 (2024: 110,323)
staff
in 51 (2024: 51) countries and jurisdictions, we aim to attract, develop and empower our employees to unlock their full potential, deliver
on our
client promise
and drive
meaningful outcomes
for our
clients, colleagues
and communities.
Good
corporate citizenship principles
are embedded in
our employment practices,
from hiring and development
to fair pay and
benefits. Furthermore,
as a
founding member
of the
World Economic
Forum’s Good
Work Framework,
we are
committed
to supporting high-quality work worldwide.
›
Refer to the “Driving social impact” section of this report for more information about our community impact and employee
volunteering activities
This infographic shows that on
31 December 2025 UBS had
105,236 (2024: 110,323) employees
by headcount (internal
personnel). On that date, 62,205 (2024: 65,091), or 59% (2024: 59%), of our workforce were male and 42,958 (2024:
45,178), or 41%
(2024: 41%), female,
18% (2024: 18%)
under the age of
30, 60% (2024:
61%) aged between
30 and
50 and 22% (2024: 22%) over 50. Switzerland
was where 33% (2024: 32%) of our workforce
were located, with 23%
(2024: 23%) in
the Americas, 24%
(2024: 24%) in
Asia Pacific and
20% (2024: 20%)
in EMEA. Our
employees come
from 51 countries and jurisdictions
(2024: 51), hold 155 nationalities
(2024: 159), speak 152 languages
(2024: 166) and
have an average of
9 years of service
(2024: 9). All data
was calculated as of
31 December 2025 on a
headcount basis
of 105,236 (2024: 110,323) internal employees only (103,177 FTE (2024: 108,648)). The number of external staff as of
31 December
2025
was
approximately
16,412
(workforce
count)
(2024:
20,335).
All
quantitative
headcount-related
disclosures include
all UBS
employees except
the employees
in the
Savoy Hotel
Baur en
Ville AG,
Ausbildungszentrum
Schloss
Wolfsberg
AG,
Fides
and
Card

Center
subsidiaries.
Gender
data
is
self-reported
in
HR
systems
and
does
not
include those who have
chosen not to disclose
as a male or
female employee. Therefore,
gender-specific numbers do
not
match the overall total.
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about our workforce
The three keys and our corporate culture
Our culture, grounded in our three keys to success (our
Pillars, Principles and Behaviors), guides how we work together, supports our business decisions and steers our people management approach.
›
Refer to ubs.com/global/en/our-firm/our-culture, for more information about our three keys to success

Sustainability Report 2025
| Social

Following the acquisition of the
Credit Suisse Group in 2023,
we continued to embed our
culture across our combined
organization in 2025 to ensure it fully reflects our values and supports our strategy. Our cultural integration efforts were
guided by
a dedicated
culture integration forum,
which was
instrumental in steering
the firm’s
cultural alignment; the
Corporate
Culture
and
Responsibility
Committee
of
the
Board
of
Directors
maintained
oversight
by
reviewing
and
monitoring activities across the Group related to corporate culture.
Our three keys to
success were amplified through
initiatives such as our
global peer-to-peer recognition program,
Kudos ,
and through our One UBS
referrals and ideas
program, formerly known
as our
Group Franchise Awards . The One UBS
program rewards
cross-divisional business
collaboration and
recognizes employees
for sharing
innovation or
simplification
ideas. Additionally, internal culture ambassadors played an active role in embedding our culture across the firm.
Throughout the year, global training
programs, such as
Crafting Our Future
, which was a series
of interactive in-person
sessions sponsored
by the
Group Executive
Board (the
GEB), helped
align managers
at all
levels of
the organization
around
our strategy and culture and equip them to contribute to our future growth.
Our ongoing global risk culture campaign,
“We’re all risk managers”, emphasized individual accountability, psychological safety and proactive decision-making.
How we manage our people
Recruiting and hiring talent
In
2025,
we
hired
a
total
of
8,024
external
candidates,
including
graduates
and
apprentices,
across
the
Group
(2024: 8,525). The number of external
hires, which was lower
than in 2024, reflects
our strategic emphasis on internal
mobility and proactive
internal sourcing, an
approach that strengthens our
culture and supports
long-term career growth
while
reinforcing
organizational efficiency
by
retaining
and
developing existing
talent.
A
total
of
2,117
junior talents
joined one of our various firm-wide intern, graduate and apprenticeship programs (2024: 2,168).
We remain one of
Switzerland’s largest providers of multi-year
apprenticeships and we sponsor similar
programs in the
UK. Our
summer internships
and work-study
opportunities across
the US,
EMEA, Asia
Pacific and
Switzerland regions
help us build a global pipeline of early-career talent.
›
Refer to the Supplement this report, available at ubs.com/sustainability-reporting , and to ubs.com/global/en/careers/about-
us/employer-awards for employer ratings and recognitions
Retaining and developing talent
In 2025,
59.4% of
all eligible
roles
were
filled by
internal candidates
(2024: 52.6%),
reflecting
our strong
culture
of
internal mobility
and commitment
to employee
development. We
launched the
UBS My
Career
talent hub
in 2025
to
connect employees with
internal jobs, mentoring,
rotations and
learning opportunities and
to facilitate targeted
talent
management. We
consider it important
for the
success of
both employees
and the
organization to
bring together
the
right people and roles. Line managers are expected to play
an active role in supporting both individual development
and
internal career progression.
Our Group-wide talent offering is supplemented by programs in the business divisions, functions and regions. Their aim is
to
create
a
culture
of
cross-divisional
and
international
mobility,
developing
versatile
leaders
at
all
levels
of
the
organization. Central
to this
approach is
an annual
talent and
succession review
to identify
future leaders,
ensure business
continuity and proactively manage employee development. Our leadership development framework ensures we address their unique needs. Flagship initiatives,
such as the Regional Leadership
Forum, the AI Senior Leadership
Journey and the
AI for Leaders series, foster innovation and prepare leaders to thrive in an artificial intelligence (AI)-enabled world.
We are committed to offering flexible working options
wherever possible. Most employees are eligible to
work partially
from home, depending
on their role,
regulatory restrictions and
location, and on
divisional or functional
requirements.
Such arrangements,
along with
options such
as part-time
schedules, flexible
hours, job
sharing and
partial retirement,
support employee engagement and retention and help us attract a wider range of talent.
Internal
training
is
delivered
via
our
UBS
University
platform.
Our
offering
includes
client
advisor
certification
and
regulatory,
business
and
line
manager
training,
along
with
modules
on
culture,
sustainable
finance,
AI,
data
literacy,
language learning, well-being and other topics. In 2025,
we expanded AI learning for all employees with
interactive and
self-guided modules to support the
responsible and effective use of
AI. In addition to internal
training, we continued our
partnership
with
a
leading
external
provider
in
2025
to
offer
employees
access
to
thousands
of
additional
learning
opportunities.
In
2025,
permanent
employees
completed
approximately
2.9
million
learning
activities
(including
mandatory training) (2024: 3.0 million), equating to an average of 22.9 training hours per employee (2024: 24.8).
All employees
are required
to meet
initial and
ongoing training
and competency
requirements appropriate
to the
activities
they undertake
on the
firm’s behalf.
We may
also require
employees to
complete mandatory
or business-required
training,
including risk-management-related training, in line with our mandatory learning policy.
Performance management
Our performance
management approach
(MyImpact)
reflects our
strategy and
supports our
high-performance culture.
Performance and behavior objectives help the firm assess
both what an employee accomplishes and how our Behaviors
(accountability
with
integrity,
collaboration
and
innovation)
are
demonstrated.
Regular
check-ins,
along
with
an
embedded
feedback
tool,
enable
employees
to
give
and
receive
real-time
feedback
throughout
the
year,
supporting
continuous improvement.
Although each line
manager retains
the decision and
ownership of the
performance review,
they are supported by AI-enabled tools, including a summarization of the employee’s feedback, to support more holistic
and complete evaluations.

Sustainability Report 2025
| Social

More
than
362,000
feedback
interactions
were
recorded
in
2025
across
the
organization
(2024:
371,000).
In
2025,
100% of eligible employees received a performance
review (2024: 100%), where their achievements,
feedback received
and demonstrated behaviors were assessed holistically.
Employee engagement
Our employees
want
to
have an
impact and
to
help shape
their
daily experience.
Therefore,
they have
opportunities
throughout the year to connect
with leadership and share
their views on strategic
alignment, the work environment,
line
manager effectiveness,
culture and
well-being. In 2025,
initiatives such
as our
regular “Ask
the GEB“
and Group
CEO
townhall events
supported two-way
conversations on
topics including
the firm’s
strategy and
direction. Our multi-faceted
employee listening strategy,
including short pulse
surveys, employee life
cycle surveys and
focus groups on
topics such
as employee sentiment on AI, enabled us to gather insights from all business divisions.
Our Group-wide employee survey, conducted in September 2025, assessed organizational health indicators such as line
manager effectiveness,
employee engagement,
empowerment and
culture. The
response rate
was 81%
(2024: 77%),
with
an
engagement
score
of
81%
(2024:
83%)
and
an
empowerment
score
of
87%
(2024:
86%).
These
results
exceeded industry
benchmarks
1
and reaffirmed
our commitment
to remaining
an
employer of
choice
in the
financial
services sector.
Employee representation
UBS’s Human Rights Statement and
the Code of Conduct and
Ethics of UBS (the Code) reinforce the
firm’s responsibility
for respecting workers’ rights. We
actively engage with our formal employee
representation groups and specifically
the
UBS European Employee Forum,
which includes representatives from all
the EU member states
where the UBS Group has
a presence. This forum considers topics related to performance, operations and workplace conditions, while local works councils focus on topics
such as benefits, workplace conditions
and potential reorganizations. Together,
they represent
51.8% of
our global
workforce (2024:
52.0%). Where
applicable, our
operations are
subject to
collective bargaining
agreements.
Fair and equitable pay
We pay
for performance
and we
take pay
equity seriously.
Across all
our locations,
we apply
the same
fair pay
standards,
reinforced by
annual reviews
of our
approach and
policies in
line with
established equal
pay methodologies.
In 2025,
our
statistical pay
gap analyses
reaffirmed that pay
differences between male
and female
employees in similar
roles across
our core
financial hubs remained below 1%, a difference consistent with that for 2024. If we find any gaps not explained by business or by
appropriate employee factors
such as
role, responsibility,
experience, performance or
location, we look
at the
root causes
and address them.
We also aim to ensure that all employees are paid at least a living wage. We regularly assess employees’ salaries against local living wages,
using benchmarks defined
by the Fair
Wage Network. Our
latest review showed
that all employees’
salaries were at or above the respective benchmarks.
›
Refer to the UBS Compensation Report 2025, available at ubs.com/annualreporting , and to ubs.com/sustainability-reporting for our UK Gender and Ethnicity Pay Gap Report
Employee benefits and assistance
Our benefits offering
supports employees
through every stage
of life. This
includes health care,
well-being and retirement
benefits, insurance (such as life insurance) and flexible leave policies tailored to local market practices. All employees are covered by policies that protect against employment injury or disability.
Furthermore, parental leave, including adoption
leave, is available
to all employees
globally, as outlined in local
HR policies, and
all our locations
offer family-related leave.
Benefits are aligned with local markets and often exceed legal requirements. Employee assistance programs and internal
teams help employees
and their family
members manage
personal or work-related
issues that may
affect their well-being.
Furthermore,
we promote
employee
health
and well-being
through
a range
of programs,
benefits
and workplace
resources,
along with specialized
e-learning curriculums.
In 2025, employees in every region
participated
in community volunteering
activities, mental and physical health initiatives, and financial education events. Our dedicated well-being portal offers a wide range
of employee
resources
with access
to tailored
initiatives,
toolkits and
relevant employee
networks.
In addition to mentorships and peer-led sessions, we deepened our commitment to the #WorkingWithCancer pledge in
2025 by supporting a “time
off for screening“ initiative that
helped ensure our employees had
the flexibility and support
they needed to plan health checkups and screenings.
The absentee
rate in
2025 for
the UBS
Group based
on illness
or accident-related
absences recorded
in HR
tools was
2.2% (2024: 2.1%).
Should
business
or
organizational
circumstances
arise
that
lead
to
employee
redundancy,
we
offer
professional
reorientation services with a focus on redeployment within UBS. We believe these measures help employees affected by restructuring to favorably position themselves in the labor market. Employees considering retirement also have access to
various resources to help them prepare for this transition.
›
Refer to the Health and safety statement 2025, available at ubs.com/sustainability-reporting , for information about UBS’s health and safety statement
›
Refer to ubs.com/employees
for more information about benefits and assistance
1
Benchmarks provided by Ipsos Karian and Box as of the third quarter of 2025.

Sustainability Report 2025
| Social

Equal opportunities and whistleblowing
As an equal opportunity employer, we provide equal employment and advancement opportunities for
all individuals. We
have clear policies and strong safeguards against discrimination, bullying, victimization and harassment (including
sexual
harassment), along with an independent anti-harassment representative who reviews our training and policies.
Employees are
encouraged to
raise
concerns openly,
whether
they relate
to
potential violations
of
any
policies, laws,
regulations or
legal requirements,
misconduct, harassment
or breaches
of the
Code. Multiple
Group-wide confidential
channels
are
available,
including
a
hotline and
an
online
whistleblowing form
that
offers
users
the
option
to
remain
anonymous. These channels have been established to enable
concerns to be raised with confidentiality and without
fear
of retaliation.
›
Refer to the “Business conduct and corporate culture” section of this report for more information about whistleblowing
Workforce inclusion
We are
committed to
being an
inclusive workplace
based on
meritocracy and
we aim
to build
a culture
of belonging
where all employees are recognized and valued and where everyone can be successful and thrive. Our global workforce has a variety of skills, experiences and backgrounds that reflect the diversity of our clients to serve them at our best. We deliver our vision
through a focus
on four key
stakeholder groups: employees,
clients, community and
society, and our
supply chain.
›
Refer to the “Supporting opportunities” section of this report for more information about our clients
›
Refer to the “Driving social impact” section of this report for more information about the topic of community and society
›
Refer to the “Managing the environmental impact of our supply chain” section of this report for more information about our
suppliers
Our
strategy
is
built
on
four
pillars:
inclusive
leadership,
hiring,
development
and
belonging.
We
leverage
all
four
to
support our workforce across a variety of personal characteristics to create an inclusive culture for everyone.
Inclusive leadership
Our governance
framework enables
leaders and
employees to
deliver the
strategy and
play a
part in
delivering an
inclusive
environment. This guiding principle starts
with the oversight and commitment
of the GEB and is
implemented by leaders
across the
firm. We leverage
communication channels, workplace
forums and councils
and engagement plans
to drive
awareness and accountability. In every location in which we operate, we continue to act in accordance with the current law and regulations and will monitor any changes to ensure we remain consistent.
Our strategy
is reinforced
by our
public commitments
to support
all employees,
including, but
not limited
to, the
UN
Women’s Empowerment Principles, the Valuable 500 and
the Race at Work Charter (in the UK).
Of particular note is our
commitment
to
the
Valuable
500,
a
global
business
collective
of
CEOs
and
their
companies
focused
on
advancing
disability inclusion that we have partnered with since 2021. In 2025, we strengthened disability inclusion by embedding
a
dedicated
social
media
strategy
and
an
accommodation
request
form
into
our
recruitment
processes,
introducing
additional resources,
such as
our Guide
to Accommodation
Conversations and
Group-wide digital
accessibility e-learning,
and expanding our
employee Ability network
membership in support
of employees with
disabilities and allies.
We also
conducted an external vendor-led assessment of our branches and offices to evaluate physical accessibility. These efforts led to
our first-ever
recognition as
a top
scorer in
the 2025
Best Place
to Work
for Disability
Inclusion by
the Disability
Index
®
.
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about our workforce
Hiring
We hire the
best people
for the
right roles,
to deliver
for our
clients, our
businesses, our
shareholders and
the communities
we
serve.
We
focus
on
brand
awareness
and
on
attracting
talent
for
professional-
and
entry-level
roles
in
our
organization, ensuring our recruitment process is accessible for everyone. For example, in 2025, we launched
a disability
inclusiveness
and
accessibility
tool
kit
aimed
at
recruiters
and
managers.
Its
purpose
was
to
ensure
an
accessible
application
and
onboarding
experience
for
persons
with
disabilities,
and
all
recruiters
received
detailed
training.
Additionally,
our
UBS
Career
Comeback
program
supports
candidates
on
career
breaks
who
want
to
re-enter
the
corporate
world.
We
see
a
career
break
or
change
as
a
source
of
transferable
skills
and
experiences
that
can
bring
candidates back to the corporate world stronger than ever.
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting
, for more information about our workforce
Development
We develop and
promote with meritocracy at
the forefront of
decisions we make and
provide employees with
visibility
and opportunities to
enable successful
and thriving careers.
Development opportunities
include mentorship, sponsorship,
training, coaching and career mobility.
Furthermore, we
aim to
ensure that
our promotion
and succession
planning processes
account for
the breadth
of all
employees’ skills, backgrounds and experiences. For example, in 2025, our six-month career development program, the
Growth Alignment
Experience, for
employees at
the associate
director and
director levels,
and our
Not in
Your Image
program for employees at the authorized officer, associate director and director levels, provided cohort experiences that enabled employees to apply and drive their own development with active support from their line managers. Participants worked with external coaches to align their personal purpose with professional impact while expanding their networks.

Sustainability Report 2025
| Social

In 2025, we partnered
with the Executive
Leadership Council’s Institute
for Leadership Development
and Research, along
with
organizations
such
as
Luminary
and
the
Hispanic
Association
on
Corporate
Responsibility,
to
increase
access
to
external leadership development events
that facilitate individual growth
and build our talent
pipeline. We also sponsored
intergenerational reciprocal
mentoring
initiatives and
a
reverse-mentoring program
that
paired junior
colleagues with
senior leaders to strengthen inclusive leadership skills.
Belonging
It is critically important to us
that we respect an environment
where all our employees are
treated fairly and are
able to
reach their
potential. A
sense of
belonging drives
employee engagement
and is
vital for
both individual
and organizational
well-being. In this respect, inclusive leadership and fair,
transparent policies and practices are foundational measures. In
2025,
we
promoted
inclusion
and
belonging
through
leadership
training
and
through
measures
including
flexible
working arrangements, fertility support, parental leave, menopause support, transgender support and an ongoing focus
on disability inclusion.
Acting
as
an
engine
for
engagement
and
belonging,
our
employee
network
chapters
around
the
world
connect
employees on
a variety
of topics.
These communities,
which are
open to
everyone, come
together to
celebrate all
cultures,
educate
and
raise
awareness,
offer
peer
support,
allyship
and
networking
opportunities,
and
help
ensure
the
firm’s
sustainable growth by further strengthening our inclusive culture.
›
Refer to ubs.com/inclusion
for more information about inclusion topics and status
›
Refer to ubs.com/employees and ubs.com/careers
for more topics of interest to employees and potential applicants

Sustainability Report 2025
| Social

Driving social impact
UBS aims to
support an economy
that prioritizes the
well-being of people
and planet. Through
the UBS Optimus
network
of
foundations
(the
UBS
Optimus
Foundation),
and
in
partnership
with
philanthropists,
employees,
implementation
organizations and institutional partners, we work to
deliver systemic and catalytic impact for marginalized
communities
globally and
locally, with
a focus
on children
and young
people. The
UBS Optimus
Foundation is
a global
network of
separately
organized
and
regulated,
tax-exempt,
charitable
organizations,
founded
and
managed
by
UBS,
that
make
grants and other financial contributions to implementing partner organizations aligned with their values and objectives.
In addition
to mobilizing
our clients’
resources to
advance the
missions of
our portfolio
of partners,
we also seek
to ensure
both
the
firm
and
employees
are
engaged
in
our
Social
Impact
strategy.
We
do
this
mainly
through
charitable
contributions and employee volunteering.
In 2021, UBS
set two goals:
(i) mobilizing USD 1bn in
philanthropic capital, which
was achieved, ahead
of schedule, in
2024;
and
(ii) reaching
more than
26.5
million
people
by
the
end
of
2025
(cumulative since
2021), which
had
been
exceeded by the end of 2025.
We know
that working
together is
key to
achieving these
targets. We
want to
go beyond
these outputs
to create
systemic
impact. That is why, in addition to providing insights, advice and execution services to clients and prospective clients, we
have increased our efforts in the areas of blended finance, collaborative philanthropy and impact transparency.
1
In blended
finance, we
continue to
facilitate opportunities
and partnerships
that leverage
public and
private capital
in
innovative ways.
In
collaborative
philanthropy,
we
have
brought
together
clients
and
partners
on
joint
initiatives
addressing
global
challenges, most recently through
the Resilio Fund, a bold
initiative designed to strengthen
the resilience of communities
responding to humanitarian
crises. This
fund backs
what local NGOs
and community groups
are already doing
to help
themselves by financing
local mutual aid,
scaling community services
and supporting a
faster, more accountable
response
to crises. We
have also continued
our collaboration with
the Lemann Foundation,
supporting efforts to
improve public
education
outcomes
across
Latin
America
through
an
ecosystem
approach
involving
local
organizations,
research
institutions and public-sector partners.
On impact transparency, our impact rating
tool, which was introduced in 2024 and
rates all grants and investments with
regard
to
intentionality,
additionality
and
measurability,
is
now
being
deployed
across
all
grants
and
investments.
In
collaboration
with
Impact
Frontiers,
we
have
published
the
first
results
of
this
experience
and
are
working
to
apply
artificial-intelligence-based
algorithms
to
help
our
teams
complete
the
tool
more
efficiently
and
enhancing
impact
monitoring for swifter reporting and decision-making.
Our
clients
and
partners
are
invited
to
be
part
of
our
impact
ecosystem
by
supporting
and
engaging
in
various
collaborative initiatives and approaches.
The UBS Optimus Foundation
In
2025,
the
UBS
Optimus
Foundation
raised
USD 472m
in
donations
(2024:
USD 366m,
both
figures
include
UBS
matching contributions).
The 2025
amount exceeded
the ambition
of reaching
by 2027
USD 400m in
donations each
year (including matching contributions). Going forward, the foundation aims to continue to raise a similar amount each year. In 2025, the UBS Optimus Foundation committed USD 461m (2024: USD 310m) in grants from the foundations.
2
Investing for impact
In 2025, the UBS Optimus Foundation focused
on strengthening its existing portfolio by
mobilizing funding from clients,
so investees can
achieve meaningful results.
In addition, the
foundation celebrated the
successful final closing
of the SDG
Outcomes
Fund
and
advanced
outcomes-based
financing
through
its
Outcomes
Accelerator
Program,
reinforcing
its
commitment to innovative approaches that deliver measurable impact.
UBS Collectives
Launched in 2020, the UBS Collectives focus on issues central to our impact strategy.
– UBS Accelerate Collective: advancing innovative financing for education, health and climate outcomes.
–
UBS Climate
Collective: strengthening
coastal resilience
through community
empowerment, ecosystem
restoration and
nature-based climate action.
– UBS Transform Collective: promoting family-based care and transforming child protection systems.
Our three
UBS Collectives
unite philanthropists and social investors
to co-fund high-impact programs, share
knowledge
and embark on a structured learning journey, while building meaningful connections with peers. Members benefit from expert-led modules, donor update calls, access to subject matter specialists and immersive experiences that bring to life
impact on the ground.

Sustainability Report 2025
| Social

Helping our clients structure their philanthropy:
donor-advised funds
Donor-advised
funds
(DAFs)
provide
clients
with
an
alternative
charitable-giving
vehicle
to
setting
up
their
own
foundations,
offering
greater
choice
and
personalization
while
being
managed
in
line
with
their
usual
investment
approach.
UBS
operates
its
own
DAF
entities
in
Switzerland,
Singapore,
the
UK
and
the
Hong
Kong
SAR.
In
2025,
USD 961m in donations was received into these UBS charitable entities (2024: USD 329m).
3
Supporting our communities
We have
provided direct
cash contributions
through our
affiliated foundations
in Switzerland,
through partnerships
in
the communities where we operate and through contributions to the
UBS Optimus Foundation. The combined value of
these contributions in 2025 was USD 84m (2024: USD 74m).
Employee volunteering
We have global
targets for employee
engagement through
volunteering, which
are built from
the bottom up
on the basis
of regional targets. In 2025, we successfully engaged 37% of our global workforce in volunteering (2024: 32%).
1
Currently, our impact transparency focus is on ensuring that all grants and investments supported by the UBS Optimus
Foundation undergo consistent and transparent diligence, approval, management and reporting
processes, in line with industry standards.
2
The UBS Optimus Foundation receives donations from all of the business divisions, with the majority coming from Global Wealth Management.
3
The increase is primarily attributable to substantial inflows from a small number of clients.

Sustainability Report 2025
| Social

Respecting human rights
UBS is
committed to respecting
and promoting
human rights, as
set out
in the
UN Guiding Principles
on Business
and
Human Rights.
When assessing
the firm’s
potential human
rights impacts,
we focus
on three
key stakeholder
groups
(clients, employees and vendors), as well as society at large.
›
Refer to the “Our stakeholder engagement” section of this report for more information about our interactions with stakeholders,
including civil society groups
Clients: UBS aims to provide its clients with
innovative investment solutions on themes related to human rights, such as
health, education, gender and
/ or equality. In
addition, we take human
rights risks into account
in solutions that address
a broader range of sustainability issues.
We identify and manage actual and
potential adverse impacts on human rights
to which
our clients’
assets and
our own
assets are
exposed, most
notably through
our sustainability
and climate
risk
policy
framework
(including
human
rights).
Our
clients
also
have
access
to
solutions
that
help
them
to
realize
their
philanthropy goals, including those related to human rights.
›
Refer to the “Strategy” section of this report for more details about our sustainability and impact strategy, key aspirations
and
progress
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about the
“Sustainability and climate risk policy framework”, including SCR assessments undertaken in 2025 (including human rights-
related)
›
Refer to the “Driving social impact” section of this report for more details about our approach to philanthropy services
Employees: UBS is committed to respecting human
rights standards through its human resources policies
and practices,
and to meeting the obligations that a
responsible company is required to comply with.
These are reviewed on a regular
basis in an effort to make sure we continue to respect human and labor rights.
›
Refer to the “People and culture make the difference” section above for more information about UBS’s
human resources policies
and principles
›
Refer to “Key policies and principles” in the appendix to this report for more information about UBS’s human resources
policies
and principles
Vendors: UBS is committed to reducing the
negative societal impacts of the goods and
services it purchases. That is why,
when we
are establishing new
contracts or renewals,
we identify
high-impact vendors based
on whether they
provide
goods and services that
either have a substantial
social impact or are
sourced in markets with
potentially high social risks.
Vendors that
do not
meet the
minimum applicable
standard, because
they are
associated with
actual and
potential human
rights risks, have to agree to and comply with a remediation plan before signing a contract with us.
›
Refer to the Responsible Supply Chain Management Policy including the UBS Supplier Code of Conduct for more details about our
responsible supply chain management and assessments, available at ubs.com/sustainability-reporting , for more information
UBS’s human-rights-related
commitments and
actions are
set out
in the
UBS Human
Rights Statement.
The statement
shows the structures (governance and policies) and mechanisms (procedures and processes) UBS has in place to support its
commitments.
UBS
also
publishes
a
Modern
Slavery
and
Human
Trafficking
Statement
pursuant
to
the
UK
2015
Modern Slavery Act and to the Australian 2018 Modern Slavery Act.
›
Refer to the Human Rights Statement 2026, available at ubs.com/sustainability-reporting , for more information
›
Refer to the Modern Slavery and Human Trafficking
Statement 2026, which will be available as of 30 June 2026 at
ubs.com/sustainability-reporting
, for more information
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about “Information on the UBS Group pursuant to the Swiss Ordinance on Due Diligence and Transparency
in relation to Minerals and Metals from
Conflict-Affected Areas and Child Labor”

Sustainability Report 2025
| Social

Responsible use of artificial intelligence
Artificial intelligence
(AI) creates
an opportunity
to significantly
enhance our
services to
clients and
improve employee
efficiency. UBS is working toward
becoming an AI-enabled institution to
create meaningful impact for clients,
employees
and shareholders.
Deployment of
AI in
the financial
services sector
involves new
risks and
changes the
landscape for
many existing risks. To
manage these risks,
we have embedded our
deployment of AI
tools and methods
into our existing
risk frameworks and governance and have created additional governance and oversight to address the new risks. These frameworks are designed
to protect our
clients, our employees
and their data
and to ensure
the integrity of
our processes
and the services we deliver to clients.
Governance
The
deployment
of
AI
within
UBS
operates
within
the
firm’s
overall
governance
framework.
The
Board
of
Directors
provides overall
oversight, and
the Group
Executive Board
has overall
responsibility for
establishing and
implementing
risk management and control.
›
Refer to the “Corporate Governance“ section of the UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more information
We have established a comprehensive AI framework that
supports the ethical and sustainable use of AI
across the firm.
Dedicated
governance
bodies
are
in
place
to
oversee
AI
risk
governance
and
adherence
to
regulatory
requirements,
internal policies and guidelines. We have embedded our use and deployment of AI within our existing risk management frameworks, including
cybersecurity, information
security, data
protection, data
ethics, model
risk management
and third-
party risk management.
›
Refer to the “Operational risk” and “Cybersecurity and information security” in the “Risk management and control”
section of the
UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more information
In addition, we have
developed additional policies and
frameworks to address the
novel issues and risks
presented by the
deployment of AI
in our business.
These include processes
designed to ensure
that AI systems
are interpretable, auditable
and aligned
with regulatory
expectations. Our
approach to
explainability is
aligned with
global regulatory
frameworks
such
as
the
EU
AI
Act,
the
OECD
AI
Principles
and
the
National
Institute
of
Standards
and
Technology’s
AI
Risk
Management Framework. UBS recognizes that opaque models, especially large language models, pose compliance risks and has
developed specialized
techniques to
address issues
such as
generative AI
hallucination and
source attribution
and ethical and accountability concerns.
AI-enabled workplace
We have taken a
firm-wide approach to equipping
employees with the understanding
and skills to leverage
AI effectively
through mandatory
training on
responsible use,
risk awareness
and practical
guidance for
generative AI,
machine learning
and AI ethics. In 2025, we launched the AI
Senior Leadership Journey in partnership with Saïd
Business School at Oxford
University.
This
is
a
global
program
enabling
senior
management
to
drive
transformation
towards
an
AI-enabled
organization. The wider AI People Enablement
program offers additional learning opportunities, including foundational courses, hands-on workshops
and live sessions
that support ongoing
skill development across
all roles. Beyond
these core
modules, training content is
regularly refreshed to keep
pace with evolving AI
capabilities and business needs.
This multi-
year program is intended to embed usage of AI into the workplace at scale, attracting specialized talent and building an
AI-focused junior pipeline.
›
Refer to the “People and culture make the difference” section of this report for more information on employee engagement and
enablement in the context of AI adoption
Clients
We have continued to
roll out AI to
positively impact our business
and serve our clients
better. We expect that
generative
AI
will
continue
to
help
us
generate
more
personalized
advice
and
solutions
more
quickly
and
in
a
sustainable
and
responsible way,
ensuring a
more
efficient experience
for our
clients around
the globe.
We consider
the
provision of
investment recommendations, advice or research to clients or investors as a high-risk AI use case. We therefore manage risks to clients through appropriate human oversight and appropriate risk management, as described above.
›
Refer to the “Supporting opportunities” section of this report for more information
›
Refer to the “Our businesses” section of the UBS Group Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information
Own operations
As AI
becomes more
integral to
our processes,
we are
mindful of
its growing
energy demands
and associated
carbon
footprint. We are proactively addressing these challenges
by leveraging energy-optimized data centers and
collaborating
with partners
to monitor
and reduce
emissions, particularly
as AI
workloads shift
to the
cloud. Although
we aim
to explore
the potential
for AI
to have
a positive
impact on
our sustainability
efforts, we
are also
conscious that
it is
difficult to
predict whether that impact would help to offset the significant energy increases associated with most AI use cases.
›
Refer to the “Reducing our own environmental impact” section of this report for more information

Sustainability Report 2025
| Supporting opportunities

Supporting opportunities
Opportunities in sustainable finance
Sustainable finance and our commercial sustainability-related product and service offering are central to the Grow pillar
of our
firm-wide sustainability
and impact
strategy. Our
business divisions
are continuing
to further
develop the
firm’s
sustainable finance capabilities in
line with evolving client
demand. Each division defines
and pursues specific sustainable
finance objectives
through an
annual objective-setting
process, targeting
tangible business
outcomes, product
innovation,
client engagement and integration of sustainability
considerations into routine operations. A critical
input to this process
is the firm’s materiality assessment, which evaluates
environmental and social topics – including climate
– across short-,
medium- and long-term horizons.
Our assessment found
climate-related topics represent
a material financial opportunity
for Asset Management, where an established product offering is already contributing materially to revenues today, with expectations of continued contribution going forward.
Our approach to sustainable finance
Sustainable
finance
still
lacks
a
consistent
definition
that
is
uniformly
accepted
in
the
financial
industry.
It
therefore
remains important to set out how UBS
understands
sustainable finance across the three principal
areas of our associated
product and service offering.
– Investing:
sustainable investing solutions for private and institutional investors;
– Financing:
sustainable financing solutions for real estate, corporate and institutional purposes; and
–
Research,
advisory,
data
analytics,
platforms
and
other
services:
solutions
guiding
our
clients
on
their
sustainability-related objectives,
such as
analytics, scoring,
reporting, tools
and client
support through
our interactions
with them.
Sustainable investing
Our approach to sustainable investing is defined in the UBS Group Sustainable Investing Policy.
According to our policy,
sustainable investing
includes any
product (e.g.
fund or
mandate) with
an underlying
investment strategy
that, in
addition
to targeting market-rate financial returns, aims to explicitly:
– align with one or more specific sustainability-related objectives; or
– contribute to achieving one or more specific sustainability-related objectives, while
also
considering
sound
governance
structures
and
potential
adverse
impacts
on
broader
sustainability
matters,
where
relevant.
Strategies
focused
only
on
the
integration
of
sustainability
risks
and
/
or
exclusions
and
/
or
active
ownership, with no contribution to sustainability-related objectives, would not qualify as sustainable investing for us.
While we
regularly review
our global
sustainable investing
framework to
ensure that
it continues
to appropriately
consider
evolving regulatory guidance, market practice and
client expectations, it is not tailored to or
defined by any specific local
regulatory requirements or definitions.
We summarize our investing approaches as follows:
Traditional investing Sustainable investing
–
Targets risk-adjusted market-rate investment returns
– Has no explicit sustainability objectives
– May manage sustainability risks related to
investment performance
– May use sustainability-related tools, but these do
not drive the strategy
– Targets risk-adjusted market-rate investment returns
– Has explicit sustainability objectives that drive the strategy
– Underlying investments may contribute to positive sustainability-related objectives through products, services and / or proceeds
– Impact investing additionally has explicit intentions to generate measurable, verifiable and positive sustainability outcomes, and impact is attributable to investor action and / or contribution
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about environmental, social and governance (ESG) integration and exclusion
The legacy
Credit Suisse
Sustainable Investment
Framework (the
Credit Suisse
SIF)
1
is still
in operational
use for
legacy
portfolios and
clients that
have not
been fully
onboarded to
UBS as
of the
end of
2025. The
Credit Suisse
SIF will
be
phased out over time and in line with further integration progress. It does not have any bearing on our established UBS
sustainable investing approach
and governance. Products
and services designated
in accordance with
the Credit Suisse
SIF are not automatically carried over to
become UBS sustainable investing products, but
are subject to detailed product-
by-product sustainable investing due diligence.
We no longer report
Group-level invested assets information associated
with the Credit Suisse
SIF as the migration
has already progressed to
a significant extent, though
it remains ongoing in
some parts of the firm.
1
The Credit Suisse Sustainable Investment Framework
was established at Credit Suisse in 2020
and is used to classify investment solutions in
an effort to seek consistency and set
minimum standards across different
asset classes,
locations and
regulatory regimes.
Classification can
also help
match clients’
interests with
relevant investment
solutions. The
Credit Suisse
Sustainable Investment
Framework classification
does not
supersede any regulatory commitment, nor does it determine or indicate whether an investment solution will be labeled as “sustainable” (or any other such term) under any given regulatory regime.

Sustainability Report 2025
| Supporting opportunities

Sustainable financing
Our sustainable financing instruments are governed by the
UBS Sustainable Finance Guideline, which is associated with
the overarching
Sustainability and
Climate Risks
policy. The guideline
defines criteria
for all
sustainability-labeled financing
instruments we
offer to our
clients, including
green, social,
sustainability, transition and sustainability-linked
(GSSS) bonds
and loans, along with
sustainability-labeled equity instruments
(e.g. green equity). All
in-scope instruments are subject
to
specific criteria, aligned to
commonly used global industry
and market standards (e.g.
those issued by the
International
Capital
Market
Association
(the
ICMA),
the
Loan
Market
Association
(the
LMA),
the
Loan
Syndication
&
Trading
Association (the
LSTA), the Asia Pacific
Loan Market
Association (the
APLMA), the
European Green Bond
(EuGB) Standard
or the World Federation of Exchanges (the WFE).
›
Refer to the “Sustainability and climate risk policy framework“ section of the Supplement to this report, available at
ubs.com/sustainability-reporting , for our definitions of sustainable financing products
Meeting clients’ differentiated needs
We serve
a broad
range of
clients across
our four
main business
divisions. The
table below
provides an
illustrative overview
of
sustainable
finance
products
and
services
offered
to
clients
by
our
business
divisions.
While
it
provides
a
good
illustration
of
the
breadth
of
products
and
services
available
to
clients
across
UBS’s
business
activities,
it
is
not
an
exhaustive representation of our sustainable finance
and investing offering, which varies by
jurisdiction, booking center
and client domicile and is
also subject to client suitability
and preference considerations. Not
all products and services
are
available to all clients and / or in all regions.
A sustainable finance offering for all our clients
1
Investing Financing Research, advisory, data analytics,
platforms and other services
Global Wealth
Management
– Sustainable discretionary mandates
– Sustainable modules for traditional
discretionary mandates
– Sustainable investing solutions for
advisory mandates
– Sustainable separately managed
accounts (SMAs)
2
– Sustainable public market investment
funds (actively managed and indexed)
– Sustainable private market funds
(including infrastructure and real estate)
– Sustainable hedge funds
– Sustainable structured products
– Direct investments in sustainable
equities and bonds
– Real-estate-related financing
3
– Sustainable investing research and
thought leadership
– Sustainability reporting
– Philanthropy solutions
– Renovation journey, tools,
partnerships and ecosystems
3
Personal & Corporate
Banking
– Sustainable discretionary mandates
– Sustainable modules for traditional
discretionary mandates
– Sustainable public market investment
funds (actively / passively managed)
– Sustainable private market funds
(including infrastructure and real estate)
– Real-estate-related financing
– Green, social, sustainability
and sustainability-linked
bonds
– Sustainability-linked loans
– Sustainability leasing for
energy-efficient assets
– Renovation journey, tools,
partnerships and ecosystems
– Sustainable savings account
– Sustainability reporting and analysis
– Sustainability research and thought
leadership
– Philanthropy solutions
The Investment Bank
– Thematic sustainability-related products
(e.g. carbon, climate)
– Green, social, sustainability
and sustainability-linked
bonds
– Green, social, sustainability
and sustainability-linked loans
– Labeled equity
– ESG advisory
– ESG research
Asset Management – Sustainable separately managed
accounts (SMAs)
2
– UBS sustainable public market funds
(actively and passively managed)
– UBS sustainable private market funds
(including infrastructure and real estate)
– UBS sustainable hedge funds
– Sustainable mandate solutions (actively
and passively managed)
– Sustainability thought leadership
– Sustainability analytics and
reporting for clients (standardized
and customized)
1
Investing and financing products referenced in this table follow UBS’s Group Sustainable Investing Policy and UBS Sustainable Finance Guideline, where applicable. Any sustainability-related terms or classifications
appearing in this table are not intended to
constitute references to or representations of compliance
with any jurisdiction-specific regulatory labeling regimes
or sustainability taxonomies. UBS applies
all applicable
sustainability-related regulatory requirements to its products and services in the jurisdictions in which they are offered.
2
Clients booked in the US.
3
Clients booked in Switzerland.
›
Refer to the “Basis of preparation” in the Supplement to this report, available at ubs.com/sustainability-reporting , for details of products that are included in sustainable product metrics

Sustainability Report 2025
| Supporting opportunities

Sustainable finance in 2025:
–
As of
the end of
2025, UBS’s total
sustainable and sustainability-linked
financing and sustainable
investing volumes
stood at USD 455.0bn (2024: USD 346.6bn).
1,2
– Our total sustainable investing invested assets reached USD 405.6bn (2024: USD 309.6bn).
3,4
– The sustainable investing portion of our total invested assets was 5.8% (2024: 5.1%).
– In the Investment Bank, we facilitated 95 green, social, sustainability or sustainability-linked (GSSS) bond transactions globally (2024: 96).
5
– The total on-balance sheet drawn exposure of sustainable loans granted to corporate and institutional clients booked on
the
UBS
Switzerland
AG
platform
amounted
to
USD
2.4bn
(excluding
mortgages)
as
of
the
end
of
2025
(2024: USD 2.0bn).
6
Total sustainable and sustainability-linked financing
and sustainable investing volumes
1
For the year ended
USD bn, except where indicated 31.12.25 31.12.24 31.12.23
Sustainable and sustainability-linked financing and sustainable investing volumes
455.0 346.6 314.8
Sustainable investing invested assets 405.6 309.6 292.3
UBS-apportioned deal value of green, social, sustainability, and sustainability-linked (GSSS) bond deals (cumulative since 2022)
2
47.0 35.0 22.6
Sustainable loans granted to corporate and institutional clients
3
2.4 2.0
1 Includes products and transactions subject to the UBS Group Sustainable Investing Policy and the UBS Sustainable Finance Guideline. Refer to additional footnotes in the “Sustainable investing invested assets” and
“Labelled transactions facilitated by UBS”
tables further below in this
section for additional detail.
2
GSSS bond volumes tracked
and reported since 2022 in
line with internal UBS Sustainable
Finance Guideline.
Does not include any transaction volumes associated with bonds facilitated by Credit Suisse Investment Bank during 2022. For
2023 figures, UBS performed an assessment for Credit Suisse GSSS bonds and included those deemed to be aligned with the
UBS Sustainable Finance Guideline.
3
The following instruments are in scope of this
metric: Sustainability-linked loans (SLL), green, social, or sustainability loans (use-of-proceeds loans).
Sustainable investing
The global sustainability-oriented
public fund markets
grew to
record highs
of USD 3.9trn
7
as of the
end of December
2025, supported by strong
market performance over the
course of the
year.
Europe remains by
far the largest
market,
with an 86% market share.
Last year, the net new money in funds and
exchange-traded funds (ETFs) were on
aggregate
negatively impacted
by geopolitical
tensions, anti-ESG
sentiment in
certain regions
and by
reallocations of
fund assets
into mandates. Nevertheless, sustainability-oriented fixed income funds recorded another year of inflows. The European sustainability-oriented fund universe
has undergone a
comprehensive naming review
as fund managers
implemented the
European Securities and Markets Authority (ESMA) Guidelines
on fund names using ESG or sustainability-related
terms.
Around 29% of the sustainability-oriented European fund universe has been renamed since January 2024.
Sustainability-oriented funds accounted for 12% of all global private markets fundraising in 2025, reaching a final-close size of USD 167bn and exceeding that of 2024. 8
Demand was highest for energy-transition-related infrastructure funds.
While
sustainability-related
fundraising
was
strongest
in
Europe,
North
America
represented
38%
of
the
aggregate
figures.
Multiple
industry
surveys
conducted
throughout
the
year
have
consistently
indicated
sustained
investor
interest
and
commitment
to
sustainable
investing.
9
The
findings
suggest
that
this
interest
is
particularly
pronounced
among
institutional
investors,
younger
generations
(Gen
Z,
Millennials)
and
investors
based
in
Europe
and
Asia
Pacific.
Key
thematic
investment
priorities
include
renewable
energy
and
energy
efficiency,
with
growing
attention
also
directed
toward nature-related areas such as water, waste management, pollution, biodiversity and various social themes.
Additional research supports the value generated
by integrating sustainability considerations into both
investments and
operations.
10
For corporations, this
is evidenced by
reduced costs and
increased sales opportunities.
In private markets,
sustainability-linked initiatives
have demonstrated
a 3%
increase in
EBITDA over
the investment
lifecycle, according
to
data from the ESG Data Convergence Initiative.
During 2025,
UBS participated
in an
inaugural Paris
Agreement Article
6.2 cross-border
carbon exchange
executed by
the governments of Switzerland and
Norway, the first Internationally Transferred
Mitigation Outcome (ITMO) transaction
in the global technological
carbon removal market, supporting
our expectation that greenhouse
gas emissions markets
can
play
an
important,
market-based
role
in
addressing
climate
change
risks.
This
marks
an
important
step
toward
establishing transparent, rules-based international carbon markets and lays the groundwork for regulatory infrastructure
that will enable future cross-border carbon transfers.
1
Includes products and transactions subject to the UBS Group Sustainable Investing Policy and the UBS
Sustainable Finance Guideline.
2
Calculated as the sum of: (i)
firm-wide sustainable investing invested assets as of the
end of 2025; (ii) the cumulated GSSS
labeled bond volumes, on a UBS share basis, between 2022
and the end of 2025 as
facilitated
by the Investment Bank; and (iii) drawn sustainable loan exposures in Personal & Corporate
Banking as of the end of 2025.
3
Includes products subject
to the UBS
Group Sustainable Investing
Policy.
Full-year figures include
integration-related impacts
of approximately USD
36.1bn in Asset
Management and USD
1.6bn in Global
Wealth
Management. Refer to additional footnotes in the “Sustainable investing invested assets” table in this section.
4
Following the
completion of
the alignment
with internal
UBS frameworks
and standards,
sustainable investing
invested assets
attributable to
Global Wealth
Management’s
US business
are included
for 2025.
Comparative information has been revised to reflect this change, resulting in the inclusion of USD 13.2bn for 2024 and USD 10.6bn for 2023.
5
Includes transactions subject to the UBS Sustainable Finance Guideline.
6
Includes loans subject to the UBS Sustainable
Finance Guideline. The
year-on-year change is driven
by several factors, including
ongoing loan origination and foreign exchange
effects. The following instruments
are
in scope of this metric: sustainability-linked loans (SLL), green, social, and sustainability loans (use-of-proceeds loans).
7
Figures as published by Morningstar using their sustainable investing framework and definitions (all figures in this paragrap
h).
8
Source: Preqin (all figures in this paragraph).
9
Sources: KPMG, BNP Paribas, Morgan Stanley,
Bloomberg and UBS.
10
Sources: Boston Consulting Group (BCG) and Capgemini.

Sustainability Report 2025
| Supporting opportunities

Over the course of
2025, UBS sustainable investing
invested assets went up
to USD 405.6bn as
of 31 December 2025,
compared with
USD 309.6bn
at the
end of
2024, representing
a year-on-year
increase of
31%.
1
The year-on-year
increase
was due
to strong
market performance
and foreign
exchange effects,
while also
driven significantly
by integration-related
effects, in particular in
Asset Management. Sustainable
investing invested assets accounted
for 5.8% of the
UBS Group’s
total invested assets at the end of 2025. UBS
is the third-largest manager of open-ended funds and ETFs by sustainable
investing invested assets.
2
The
table
below
provides
additional
detail
on
sustainable
investing
invested
assets
for
UBS.
We
have
simplified
our
sustainable investing
reporting categories
compared with
previous years
by focusing
mainly on
our overall
sustainable
investing
invested
assets
and
on
impact
investing
invested
assets
as
part
of
that,
as
they
represent
an
important,
differentiated sub-class of
instruments that are
subject to more
stringent eligibility criteria.
3
Specifically, we have
removed
separate reporting of invested assets associated with instruments categorized as
“sustainability focus” in order to avoid
confusion
with
the
“Sustainability
Focus”
investment
product
label
introduced
in
the
UK
through
the
Sustainability
Disclosure Requirements (the SDR) as these are not equivalent.
The terminology included refers to definitions in the UBS Sustainable Investing Policy and does not refer or relate to any product-specific regulatory
labelling regime
or
naming conventions.
UBS
sustainable investing
invested assets
contain
invested
assets
of
Credit
Suisse
portfolios,
which
have
been
migrated
onto
UBS
platforms
and
vetted
against
UBS’s
sustainable investing policies
or merged with
existing UBS sustainable
investing portfolios. This
process is being
carried
out in
waves and
will continue
in some
parts of
the firm
until the
end of
2026. The
Credit Suisse
integration-related
impact to sustainable
investing invested assets
in 2025 was
approximately USD
38bn, of which
USD 36.1bn were
in Asset
Management and USD
1.6bn in Global
Wealth Management. Certain
products have
been reclassified during
2025 for
reasons including, but not limited to, an evolving regulatory environment, periodic monitoring of the product shelf, and developing internal classification standards. The impact of these reclassifications on sustainable investing invested assets was immaterial in 2025.
Sustainable investing invested assets
For the year ended % change from
USD bn, except where indicated 31.12.25 31.12.24 31.12.23 31.12.24
UBS Group invested assets 7,004.6 6,086.8 5,714.1 15
Sustainable investing invested assets
1,2
405.6 309.6 292.3 31
o/w Impact investing invested assets
20.4 20.3 21.8 0
Sustainable investing proportion of UBS Group invested assets (%)
3
5.8 5.1 6.5
1
Invested assets reported for
sustainable investing include limited
amounts of instruments not
classified as sustainable investing.
This includes cash
and cash-like instruments
that each fund and
portfolio hold for
liquidity management purposes, as
well as client-directed investments
included in sustainable investing mandates
managed by Asset Management.
2
Following the completion of
the alignment with internal UBS
frameworks and standards,
sustainable investing invested
assets attributable to
Global Wealth Management’s
US business are
included for 2025.
Comparative information has
been revised to
reflect this change,
resulting in the inclusion of USD 13.2bn for 2024 and USD 10.6bn for 2023.
3
For 2024 and 2025 we report the share of sustainable investing assets as a percentage of UBS Group total invested assets.
For 2023,
we report the sustainable investing proportion of UBS AG total invested assets, excluding any invested assets booked by and for Credit Suisse AG.
Sustainable financing
In 2025, issuance volumes of sustainability-labeled bonds in global markets grew 5% year on year compared with 2024 levels, reaching
USD 849bn
and representing the
strongest year
since 2021.
Green bond issuance
continued to
dominate,
accounting
for
59%
of
total
sustainability-labeled
bond
issuance
in
2025.
4
The
European
Green
Bond
(EuGB)
label
debuted in
the market
last year,
with the
largest transaction
coming from
a
supranational issuer,
with the
European
Investment Bank issuing a 12-year EUR 3bn Climate Awareness Bond.
We facilitated 95 green, social, sustainability and sustainability-linked (GSSS) bonds in 2025 (2024: 96). Over the course of 2025,
we have
seen an
increased number
of social
bonds and
deal activity
was strongest
in the
EMEA region.
The
slight
decrease
in
our
overall
facilitated
volumes
was
due
to
a
relatively
lower
number
of
sustainability-linked
bond
transactions.
Labeled transactions facilitated by UBS
1
For the year ended % change from
USD bn, except where indicated 31.12.25 31.12.24 31.12.23 31.12.24
Total labeled transactions
Number of green, social, sustainability, and sustainability-linked (GSSS) bond deals 95 96 102 (1)
Total deal value of green, social, sustainability, and sustainability-linked
(GSSS) bond deals
54.0 56.0 53.7 (4)
UBS-apportioned deal value of above 12.0 12.4 12.8 (3)
of which climate-related transactions
Number of green, sustainability and sustainability-linked bond deals 77 85 93 (9)
Total deal value of green, sustainability and sustainability-linked bond deals 47.6 48.1 49.3 (1)
UBS-apportioned deal value of above
10.0 11.2 11.6 (11)
1
These metrics
include transactions
meeting the
UBS Sustainable Finance
Guideline. For
2023 figures,
UBS performed an
assessment for
Credit Suisse
green, social, sustainability
and sustainability-linked
bonds
included those deemed to be aligned to UBS Sustainable Finance Guidelines.
1
Following the
completion of
the alignment
with internal
UBS frameworks
and standards,
sustainable investing
invested assets
attributable to
Global Wealth
Management’s
US business
are included
for 2025.
Comparative information has been revised to reflect this change, resulting in the inclusion of USD 13.2   bn for 2024 and USD 10.6   bn for 2023.
2
Source: Morningstar.
3
Refer to “Our approach to sustainable finance” in this section for additional detail on UBS’s Group sustainable investing approach.
4
Source: London Stock Exchange Group (LSEG).

Sustainability Report 2025
| Supporting opportunities

Sustainable finance and artificial intelligence
As UBS is expanding the use of artificial intelligence (AI)-enabled tools and capabilities across the firm, use cases related to sustainability
and sustainable
finance more specifically
are actively being
developed. For
example, the
business divisions
are exploring AI tools to support their work around ESG due
diligence questionnaires, investment product development
processes, company-specific sustainability
and transition profile
assessments, as well
as broader
education and insights
activities. The
potential of
AI to
streamline data
collection, particularly
qualitative, sustainability-related
reference
data
that
traditionally
requires
extensive
manual
effort,
is
highly
promising.
This
capability
is
driving
efforts
to
achieve
significant efficiencies in scale and scope. However, human oversight continues to be crucial to the implementation and application of AI tools.
›
Refer to ”Sustainability and climate risk policy framework“ section of the Supplement to this report, available at
ubs.com/sustainability-reporting
, for more information about UBS’s
sustainability and climate risk policy framework including the
UBS Sustainable Finance Guideline

Sustainability Report 2025
| Supporting opportunities

Global Wealth Management
As the world’s only truly global wealth
manager, dedicated to serving high and ultra
high net worth individuals, as well
as selected institutional
clients, we aim
to help private
clients and family
offices pursue their
sustainability objectives in
line with their targeted financial performance via an
end-to-end insights-driven investment value chain. We incorporate sustainability-focused insights –
including risks and
opportunities – across
asset allocation, thematic
and asset class
views,
portfolio construction
and instrument
selection, to
inform the
discretionary and
advisory solutions
available to
clients.
These solutions
include multi-asset
investment portfolios,
tailored portfolio
solutions and
a suite
of advisory
options across
equities, bonds and alternative investments.
2025 highlights
– Global Wealth Management clients’ impact investing assets stood at USD 10.0bn (2024: 10.5bn).
1
–
Global Wealth
Management
clients’ sustainable
investing
invested
assets reached
USD 72.9bn
(2024: USD
69.1bn).
1,2,3,4
Delivering actionable investment insights
The Chief Investment Office
(CIO) of Global Wealth
Management identifies actionable sustainability-related
investment
opportunities across
its research
and investment
management functions.
These include,
for example,
strategies across
gender-lens investments, climate technology
ventures, renewables infrastructure, sustainable bonds
and thematic areas
such as transition investing, nature investing and climate innovation. We publish a regular series of sustainable investing
insights,
including
a
monthly
Sustainable
investing
perspectives
series,
the
longer-term-focused
quarterly
Sustainable
InSIghts
and
Sustainable investing in charts
publications.
During
2025,
we
provided
insights
for
clients
on
the
implications
for
sustainable
investing
stemming
from
evolving
geopolitical
topics,
including
a
dedicated
analysis
on
new
US
White
House
Executive
Orders
and
other
global
policy
developments. We helped clients follow and understand the discussion and actions from key events including the World
Economic
Forum
2025,
UN
Climate
Week
2025
and
COP30.
The
underlying
sustainable
investing
insights
are
also
integrated into
other investment
views, for
example around
the CIO’s
series on
transformational investment
opportunities
across power and resources, and longevity.
As
part
of
the
Credit
Suisse
acquisition,
additional
tools
designed
to
enhance
transparency
and
reporting
on
the
sustainability characteristics of investments and portfolios, as well as selected sustainable and impact
investing solutions,
were brought onto the merged platform during 2025.
Building sustainable portfolios
Our
flagship
cross-asset
sustainable
investing portfolio
–
based
on
our
dedicated sustainable
investing strategic
asset
allocation (SI
SAA) –
continued to
deliver positive
financial performance,
with portfolio
innovations such
as emerging
market
sustainable
finance
delivering
meaningful
risk
diversification
in
2025.
Within
Global
Wealth
Management
Switzerland and International, we addressed
the dynamic market environment by
implementing tactical changes to the
portfolio throughout
the year,
including diversifying our
equity allocations to
mitigate volatility resulting
from strategic
exposure to small- and
medium-sized companies and growth equities.
This broadened portfolio exposure
to a range of
sustainability-related
themes
and
increased
exposure
to
companies
demonstrating
a
positive
sustainability-related
improvement trajectory.
We saw a further increase in interest and allocations to tailored and customized portfolios that enable clients to express
their own
sustainability views
while supported
by our
sustainable investing
portfolio construction,
investment universe
and
transparency. We
continued
to
enhance
the
methodology underpinning
the
CIO
sustainability
scores
for
issuers,
which informs
our investment
process within
specific strategies
and enables
issuer-, fund-
and portfolio-level
transparency
to be delivered to clients by addressing controversies and their materiality across industries. We also continue to actively advise clients
on individual
funds and
direct investments
as part
of advisory
mandates and
allocations to
their broader
traditional portfolios.
Changes in our
clients’ sustainable investing
invested assets during
2025 mostly reflect
market performance. Asset
flows,
as supported
by trends
observed in
our client
conversations and
industry commentary,
reflect a
broad concern
among
private investors about
performance outside the
US technology sector
and the slower-than-expected
pace of interest
rate
cuts that
are yet
to positively
impact small-
and medium-sized
companies, which
still represent
a meaningful
share of
many sustainability-focused portfolios.
As a result,
clients have become
more tactical in
allocating to sustainability
in their
portfolios,
which
can
also
be
seen
in
the
rising
use
of
sustainable
investing
modules
within
traditional
investment
mandates.
1
Figures do not
include invested assets
classified under the
Credit Suisse Sustainable
Investment Framework
but include invested
assets of Credit
Suisse portfolios that
have been migrated
onto UBS platforms
and
vetted against UBS’s sustainable
investing policies or merged with
existing UBS sustainable investing
portfolios. This process
is being carried out in
waves and will continue
in some parts of the
firm at least until the
end of 2026. Invested assets reported as sustainable investing include limited amounts of instruments not classified as sustainable investing.
2
Full year figures include integration-related impacts of USD 1.6bn in Global Wealth Management.
3
In comparison with the UBS
Group Sustainability Report 2024, we
include a more comprehensive measure
for Global Wealth Management sustainable investing
invested assets. Whereas in the UBS
Group Sustainability
Report 2024 we focused on sustainable investing invested assets following the Global Wealth Management CIO’s sustainable investing strategic asset allocation (SI SAA), figures now include invested assets pertaining to all sustainable investing products and services held by Global Wealth Management clients globally.
4
Following the
completion of
the alignment
with internal
UBS frameworks
and standards,
sustainable investing
invested assets
attributable to
Global Wealth
Management’s
US business
are included
for 2025.
Comparative information has been revised to reflect this change, resulting in the inclusion of USD 13.2bn for 2024.

Sustainability Report 2025
| Supporting opportunities

Additionally, the changes in our clients’ impact investing reported assets are due to the return of capital from our earlier private market impact investments, which have now reached maturity and started distributing proceeds to investors, re-
allocations
of
assets
within
the
discretionary
sustainable
investing
mandates
between
different
sustainable
investing
strategies within Global Wealth Management Switzerland and International, and general market factors.
Providing investment solutions for climate and nature challenges
In 2025,
Global Wealth
Management continued
to increase
the number
of available
investment solutions
across asset
classes and strategies
to support clients’
decarbonization objectives. This
included the onboarding
of specific transition
strategies, such as the
Nordea Climate Engagement Fund
and the Robeco Climate
Transition Equity Fund, along with the
launch
of
the
flagship
UBS
Climate
Innovation
Fund
III
–
a
continuation
of
the
former
Credit
Suisse
climate
venture
platform
under
UBS’s
impact
investing
framework
in
our
Switzerland
and
international business
-
and
extending
the
Macquarie
Energy
Transition
Infrastructure
Fund,
a
clean
energy
infrastructure
solution,
to
our
US-domiciled
clients.
Global Wealth Management’s
sustainable investing portfolio and
modules are now
available to clients
in Australia. We
also continued Global
Wealth Management’s credit
research coverage of
individual green bonds,
expanding the available
universe
for
clients
who
prefer
direct
investments
to
fund
solutions.
These
complement
our
existing
offering
and
investment
tools
that
enable
the
building
of
customized
and
bespoke
allocations.
Examples
include
using
water
consumption and
pollution and
waste data
to address
nature-related risks
and opportunities
in single
stock and
bond
portfolios.
We are
continuing to
explore ways
to develop
nature-related products
and solutions
in our
wealth and
asset management
businesses. Global Wealth Management’s primer
“
An introduction to nature investing
”, published in 2025, is
aimed at
providing education
and a
tool kit
for private
investors seeking
to develop
investment exposure
in nature.
This primer
explicitly
addresses
investments
“in”
and
“for”
nature.
In
our
view,
the
investable
solution
set
“in”
nature
remains
relatively
nascent
and
is
yet
to
reach
mainstream
commercial
scale.
Global
Wealth
Management’s
current
focus
is
therefore on
investing in
solutions to
reduce pollution
and aid
conservation, such
as through
the Robeco
Circular Economy
Fund, and engaging with listed companies to sharpen their focus on these topics via our engagement funds available to clients, including the Federated Hermes SDG Engagement Fund.
›
Refer to the “Environment” section of this report for more information about UBS’s nature-related
activities
Educating our clients and employees
Supporting our clients, prospective clients and advisors with timely research and education on sustainable investing is an important part of the advice we provide.
Given the rapidly evolving environment around sustainability and investments, it is crucial for advisors to stay up to date with industry trends,
regulatory developments
and investment ideas.
During 2025, we
continued to
engage with advisors
through various channels, including the regular Let’s Talk SI sessions for Global Wealth Management product and client-
facing staff. We are continuing to run accelerated training programs for our client-facing staff. To date, several hundred of our Asia
Pacific Global Wealth
Management client advisors
and advisory specialists
have benefited from
2-day certified
training provided
by the
University of
Zurich. In
addition, our portfolio
managers and
product specialists around
the world
participated in portfolio sustainability integration training delivered by the University of California, Berkeley. Gender-lens and sustainable investing
was a key
part of the
West Region’s Women’s
Conference in the
US, which is
offered to leading
financial advisors in this market.
Our educational work
with clients has
also continued to
evolve. We conduct
dedicated Next Generation and
Emerging
Successors client sessions on sustainable and
impact investing. Sustainable investing is also
integrated into many of our
core flagship client events, with a focus on actionable investment ideas, and featured in our Global Family Office forums
and Philanthropy Roundtable events. We
held several client events as
part of the 2025
UBS Nature Finance Conference
in London, focusing on broad portfolio development
and on specific themes such as ocean
investing. We held a number
of events focused on gender-lens investments.
In addition, in Asia Pacific, we
introduced a new format of CIO-driven
client engagements, in collaboration with
the UBS
Group’s
Chief
Sustainability
Office
and
the
Investment
Bank
where
relevant,
covering
specific
topics
such
as
ocean
conservation
and
climate
technology
or
building
investor
communities,
including
a
women’s
wealth
and
sustainable
investing workshop. In the
US, sustainable investing was
a core component of this
year’s annual Philanthropy Forum
and
it
was
also
integrated
throughout
local
events
involving
clients
and
advisors.
For
example,
gender-lens
investing
was
central
to
an
event
hosted
in
Los
Angeles
as
a
collaboration
between
UBS’s
Sports
and
Entertainment
segment
and
PlayMakeHer, as well as an event in Boston centered on female investors.
›
Refer to ubs.com/global/en/wealthmanagement/what-we-offer/investing/sustainable-investing for more information about
Global Wealth Management’s sustainable investing
insights
›
Refer to the UBS Group Annual Report 2025, available at ubs.com/investors , for more information about the overall business and financial profile of Global Wealth Management as important context for the product and financial information provided here
›
Refer to the “Supporting opportunities” section of this report for more information about the proportion of sustainable investing
invested assets as part of our total invested assets

Sustainability Report 2025
| Supporting opportunities

Personal & Corporate Banking
Personal & Corporate
Banking is at
the core of
our operations in
Switzerland, the only
market in which
we operate across
all of our business areas, supporting our Swiss clients and the
Swiss economy with UBS’s unparallelled global reach and
capabilities.
By
offering
innovative
sustainability-related
advice
and
solutions,
we
are
well-positioned
to
seize
opportunities in transition finance and support our clients’ decarbonization ambitions.
2025 highlights
– The total on-balance sheet drawn exposure of sustainable loans granted to corporate and institutional clients booked on the
UBS Switzerland
AG platform
amounted to
USD 2.4bn
(excluding mortgages)
as of
the end
of 2025
(2024:
USD 2.0bn).
1
–
For the
first time
we arranged
a green
private placement for
a Swiss client,
positioning us
for future
transactions in
both private placements and bond formats.
– We closed our first bilateral sustainability-linked loan in commodity trade finance with a Swiss-based steel trader.
Private clients
In 2025,
Personal
& Corporate
Banking
continued
to empower
private
clients
to achieve
their sustainability-related
goals. In
order to
support clients on
their property renovation
and refurbishment projects, the
UBS renovation calculator is
now
available in e-banking
for retail clients,
providing an easily
accessible assessment
of potential renovation
measures. Clients
can access estimated
renovation costs,
recommended timings
and insights into CO
2
emissions and energy consumption
–
both before
and after
renovation.
Furthermore,
we saw growth
in UBS Sustainable
Savings Account
volumes. This
solution
is
available in
UBS
key4
banking and
includes a
quarterly report
that
describes the
impact
created
by
those
savings.
Additionally,
the
migration
of Credit
Suisse
clients
led
to
a significant
increase
in
UBS
Vitainvest
sustainable
pension
solutions.
Corporate and institutional clients
Support
for
corporate
and
institutional
clients
is
being
provided
across
three
levels:
advice,
tailored
solutions
and
partnerships. At the
center of this
approach is a
holistic dialogue
on sustainability
that considers
a client’s current
position
and identifies the most material topics to be addressed for further progress. Building on our efforts from previous years, we continued
to host
regional client
roundtables across
Switzerland, fostering
meaningful exchanges
between companies
on sector-specific
challenges. Furthermore, we
published the “
Virtuous circles: The
circular economy
” explainer,
aimed
at
Swiss
firms,
which
outlines
the
drivers
behind
the
circular
economy’s
growing
popularity
and
its
implications
for
companies.
To
ensure
our
client
advisors
remain
equipped
to
lead
client
discussions
with
confidence,
we
conducted
learning sessions with internal experts to facilitate the exchange of expertise and best practices.
Through
our
tailored
sustainability-related
financing
solutions,
including
sustainability-linked
loans,
green,
social,
sustainability and sustainability-linked bonds
and the newly launched
UBS Sustainable Leasing for
energy efficient assets,
we enable clients of different sizes and at various stages of their transition to pursue their investment objectives.
Partnerships remain a key pillar
of support, providing our
clients with access to a
diverse and carefully evaluated
network
of
external
experts
and
solution
providers such
as
esg2go
and
act
Cleantech.
As
part
of
our
commitment
to
driving
innovation and
entrepreneurship in
Switzerland, Personal
& Corporate
Banking launched
the first
Impact Tech
Award
together with Startup
Nights, the leading
start-up event in
Switzerland. This award
shines the spotlight
on Swiss start-ups
that are making a
real difference through technology
– delivering tangible environmental and
societal impact for today
and tomorrow.
Swiss real estate
Personal &
Corporate Banking
has enhanced
its Swiss
real
estate services
to further
support clients
in renovating
and
refurbishing their properties,
helping them to improve
energy efficiency and
long-term value. We
have introduced CO
2
portfolio reporting
capabilities for
institutional investors
on our
UBS key4
mortgage platform,
enhancing transparency
and enabling more
informed decision-making for
their portfolios. We
also expanded our
UBS Renovation Service
offering
to private
clients with
income-producing real
estate, enabling
more clients
to benefit
from the
combined expertise
of
UBS and Wincasa. Several deals have already been closed
with private clients using this service. For UBS Loan Green and
UBS Mortgage Green,
an additional eligibility
criterion based on
the implied energy
efficiency class of
a building has
been
introduced, based on a model developed by Wüest Partner AG,
a leading Swiss real estate consulting firm. Furthermore,
the migration
of the
Credit Suisse
loan book
led to
an increase
in UBS
Loan Green
volumes driven
by the
interest of
former Credit Suisse clients in this offering.
›
Refer to the UBS Group Annual Report 2025, available at ubs.com/investors , for more information about the overall business and financial profile of Personal & Corporate Banking as important context for the product and financial information provided here

›
Refer to ubs.com/sustainability-reporting
for more information about UBS’s
sustainability and climate risk policy framework
including the UBS Sustainable Finance Guideline
›
Refer to the “Supporting opportunities” section of this report for more information about the proportion of sustainable investing
invested assets as part of our total invested assets

1
Includes loans subject to the UBS Sustainable Finance Guideline. The following instruments are in scope of this metric: sustainability-linked loans (SLL), green, social or sustainability loans (use-of-proceeds loans). The year-on-year change is driven by several factors, including
ongoing loan origination and foreign exchange effects.

Sustainability Report 2025
| Supporting opportunities

Asset Management
With nearly 30 years
1
of sustainable investing expertise, we are continuing to offer a range of strategies and customized
solutions that aim
to deliver sustainable
outcomes alongside financial
returns. Our sustainable
investing capabilities cover
active and passive styles of investing and span asset classes. There is rarely a one-size-fits-all solution for clients, which is why
we
incorporate
a
variety
of
approaches
to
ensure
client
choice
in
our
offering.
These
include
active
ownership,
impact
and
transition-focused
strategies.
We
integrate
data
science
into
our
sustainable
investing
processes
to
drive
innovation and create more efficient alpha opportunities.
Our sustainable investing commitments and 2025   highlights
–
Supporting our
clients to
achieve their
sustainable investing
goals: 20%
of Asset
Management’s fund
offering
2
globally
will be sustainable-investing
products, providing choice
for clients. At
the end of
2025, 23.4% of
Asset Management’s
fund offering consisted of sustainable investing products (2024: 23.4%).
–
At
the
end
of
2025,
Asset
Management
managed
sustainable
investing
invested
assets
of
USD 304.1bn
(2024: USD 220.4bn).
3
–
UBS Asset
Management provides
choice to
enable clients
to pursue
their climate
goals. We
commit that
all clients’
net-zero-ambition portfolios align with the Paris Agreement with interim targets by latest 2035.
4
At the end of 2025,
Asset
Management
had
a
combined
invested
assets
value
of
USD 111.5bn
in
net-zero-ambition
portfolios
(2024: USD 64.4bn).
5
–
Asset Management’s
corporate engagements
with investee
companies on
sustainability-related topics
achieved 73.6%
positive progress against preset objectives (2024: 66.7%).
Our sustainable investing offering
Asset
Management
has
a
broad
sustainable
investing
product
shelf
that
includes
traditional
and
alternative
funds,
exchange-traded
funds
and
mandates
with
broad
sustainability
and
climate
orientations.
Examples
of
such
products
include strategies that
invest in climate
solutions, climate transition,
green bonds, green
real estate and
more. To meet
our client preferences and demand, we continually review our suite of sustainability and climate-related portfolios.
2025 marked a significant milestone in advancing the integration of Credit Suisse Asset Management (CSAM) into UBS, with essentially
all CSAM
products designated
for classification
as sustainable
investing under
the UBS
Asset Management
sustainable investing
classification framework
having been
successfully migrated
to the UBS
platform, aligning
with UBS’s
standards and governance for sustainable investing.
Notable climate-related offering developments in 2025
In 2025, we expanded
our offering mainly in
net-zero real estate, active equities,
corporate fixed income
and rules-based
strategies. This included expanding our Climate
Aware fund range. For Swiss institutional clients, new launches included
the Equities World
ex CH Small
Caps Climate Aware
and Equities Emerging
Markets Climate Aware
funds. With these
additions,
Swiss
institutional
investors
now
can
invest
in
four
Climate
Aware
net-zero-aligned
equity
benchmark
universes: Switzerland,
developed markets
ex Switzerland
(large caps),
developed markets
ex Switzerland
(small caps)
and
emerging markets.
We
also
developed
customized
decarbonization
mandates
with
interim
2030
targets,
designed
to
achieve
40%
decarbonization by 2030
compared with 2019.
These mandates
include a
rules-based equity strategy,
an active
equity
strategy and an active fixed
income strategy. We also collaborated
with a leading index provider
to create custom indices
that
reflect
individual
client
expectations.
These
indices
combine
Paris-Aligned
Benchmark
(PAB)
criteria,
activity
and
norms-based
exclusions,
positive
screening
aligned
with
the
UN
Sustainable
Development
Goals
(SDGs)
and
environmental, social and governance (ESG) ratings.
1
UBS Asset Management (Americas) Inc. launched its first sustainability strategy in 1997.
2
Measured
over
a
3-year
rolling
period.
The
scope
includes
traditional
and
alternative
funds
sponsored
and
managed
by
Asset
Management.
Mandates
and
white
label,
Asset
Management single investor and feeder funds are excluded. Products formerly managed by Credit Suisse Asset Management that were categorized in accordance with the legacy Credit
Suisse Sustainable Investment Framework have been within the scope of the total number of funds since 2024. Of these
products, only those assessed against the UBS Group Sustainable
Investing Policy and classified as a sustainable investing product are within the scope of Asset Management sustainable investing funds.
3
Figures do not include invested
assets classified under the Credit Suisse
Sustainable Investment Framework but include
invested assets of Credit Suisse portfolios
that have been migrated
onto UBS platforms and vetted against UBS’s sustainable investing policies or merged with existing UBS sustainable investing portfolios. This process is being carried out in waves and will
continue in some parts of the firm at least until the
end of 2026. The Credit Suisse integration-related impact on sustainable investing invested assets for Asset Management in 2025 was
USD 36.1bn. Invested assets
reported as sustainable investing include
limited amounts of instruments
not classified as sustainable
investments. This includes cash and
cash-like instruments
that each fund and portfolio holds for liquidity management purposes and client-directed investments included in sustainable investing mandates.
4
The stated net-zero commitment is portfolio based in line with client agreements and not linked to invested assets-based targets.
5
The scope of assets
with net-zero ambition for 2025
is Asset Management. For
2024, Credit Suisse portfolios were
in the process of being
assessed in the context
of Asset Management’s
net-zero alignment framework and were therefore excluded from this metric’s reporting.

Sustainability Report 2025
| Supporting opportunities

Active ownership
In 2025, we
continued our programs
of engagement with
investee companies to
support our overarching
goal to protect
and
enhance
the
value
of
our
clients’
investment
portfolios
in
line
with
our
fiduciary
duty.
During
2025,
Asset
Management
actively
engaged
with
250
companies
on
sustainability-related
topics.
Of
the
total
of
341
meetings
undertaken on sustainability-related topics, 244 included dialogue regarding environmental and social issues
(2024: 321
companies,
473
meetings
in
total
and
300
meetings
on
environmental
and
social
issues).
Some
highlights
from
the
perspective of our specific environmental and social engagements are included below.
Environment
In the
seventh year
of our
climate-themed
engagement program,
we
continued dialogues
with companies
in several
carbon-intensive industries where
climate change represents a
potential investment risk.
These interactions focus
on how
companies
consider
topics
such
as
decarbonization,
transition
planning
and
the
management
of
long-term
physical
climate risks. We
engage with companies
where these
environmental topics
are financially
material to safeguarding
or
enhancing the long-term value of the investment.
We also monitor
developments related to biodiversity,
as changes in
natural ecosystems can
have financial implications
for
certain
business
models.
Where
relevant,
we
seek
to
understand
how
companies
incorporate
biodiversity-related
considerations into their broader strategic planning.
We remain
participants in selected
international engagement platforms.
Those interactions
are limited to
non-binding,
high-level exchanges of views.
In
2025,
we
continued
to
apply
our
existing
voting
framework,
which
includes
assessing
how
companies
approach
financially
material
risk
topics,
including
those
related
to
climate
considerations.
We
also
added
to
our
proxy
voting
approach, reinforcing our engagement efforts with a vote against directors due to climate strategy considerations.
Social
Our engagement
activities also
cover social
topics, broadly
grouped into
human capital,
human rights,
and safety
and
quality.
We engage with
companies on these
topics where they
are financially material
to protecting or
enhancing the
long-term value of investments.
In human-rights-related discussions, we
seek to understand how
companies develop and communicate
their policies and
practices.
In
human
capital
engagements,
we
explore
how
businesses
approach
workforce-related
matters,
including
labor
conditions
and
workforce
composition.
Our
safety
and
quality
discussions
vary
by
industry
and
may
include
cybersecurity and responsible
use of technology
for IT companies,
nutritional considerations for
food and beverage
firms,
and broader product-related matters where applicable.
We also
continue to
participate in
selected international
collaborative initiatives.
These interactions
are limited
to non-
binding, high-level exchanges of views.
Governance
We engage with investee companies based on our belief that strong governance leads to better corporate performance by enhancing the management of business strategy, capital allocation and risks, leading to improved shareholder value.
We
encourage
companies
to
provide
timely,
accurate
and
comprehensive
reporting
on
all
material
governance
and
business matters,
as clear
and effective
disclosure
enables investors
to effectively
monitor companies’
operations and
business practices.
Our monitoring
of governance-related
factors includes using
internal information
from our proprietary
databases, external specialist sell-side
broker research
and third-party rating
tools, reviewing the
inputs to governance,
holding
meetings
with
company
executives
and
non-executive
board
members,
assessing
deviations
from
relevant
corporate governance
codes, and
monitoring corporate
developments through
company announcements
and market
news sources. Our governance engagement also provides a forum for us to give feedback to companies on issues raised
at annual general meetings of shareholders and to explain our voting decisions.
›
Refer to the UBS Group Annual Report 2025, available at ubs.com/investors , for more information about the overall business and financial profile of Asset Management as important context for the product and financial information provided here
›
Refer to the “Supporting opportunities” section of this report for more information about the proportion of sustainable investing
invested assets as part of our total invested assets

Sustainability Report 2025
| Supporting opportunities

Investment Bank
The Investment Bank
offers clients global
advice and access
to the world’s
primary, secondary and
private capital
markets.
In 2025,
we continued
to hone
our capabilities
through initiatives
across Global
Markets, Global
Research, Global
Banking
and data-led offerings.
2025 highlights
– We facilitated 95 green, social, sustainability and sustainability-linked (GSSS) bond transactions
1
globally (2024: 96).
–
We acted
as joint
global coordinator and
joint bookrunner for
the first green
initial public offering
(IPO) in Asia
and
the first company in the Philippines and ASEAN to achieve green equity accreditation.
–
We acted
as joint
lead manager on
the European
Green Bond
(EuGB) format
for a
financial services
company –
the
first issuer of
the sector to adopt
the EuGB format,
where 100% of the
proceeds will be allocated
to EU-Taxonomy-
aligned activities.
–
We published thematic pieces
and held events with
strong client interaction on
the topics of power
systems and wider
related topics (e.g. artificial intelligence (AI) build-out).
Global Research
In
2025,
investors
navigated
a
continually
evolving
sustainability
landscape,
while
at
the
same
time
analyzing
and
assessing significant market
activity in energy
transition and other
key sustainability-related topics
driven by underlying
fundamentals (for example, power constraints
and other sustainability considerations related
to AI data center
activity).
ESG Research delivered
thematic reports on
related topics. These
included nuclear (
How to
play the value
chain
), grids
(
The Great
Grid Build-out:
Growth outlook
), data
center cooling
technologies (which
also addresses
a key
operational
concern regarding water availability for data center operation) and a deep dive on geothermal energy.
More generally, through
our research we
addressed ways in
which environmental, social
and governance (ESG)
factors
connect to individual markets,
sectors and companies within
our coverage. ESG research
is supported by UBS
Evidence
Lab, which provides data-driven insights into ESG-relevant questions, and by UBS HOLT, which provides a clear, objective
framework for comparing and valuing over 20,000 companies worldwide.
2
Global Markets
Within Global Markets, our product capabilities include facilitating client access to thematic investment exposure, in line with their choice
of sustainability topics.
In 2025, we
saw an increased
focus on structured
products related to
nuclear
and data center exposures in response to the growing energy demands of AI and the need for a reliable, consistent and low-carbon power source.
We
have continued
to
advance
the
build-out
of
UBS’s
product
capability to
offer clients
the
opportunity to
invest in
specific sustainability-aligned
projects (including
carbon removals
projects), as
well as
further progressing
the groundwork
for green
structured issuance,
blended finance
and emission
allowance offerings.
Developing this
product suite
will enable
UBS to meet client
demand for sustainability-aligned investment
solutions alongside the more
traditional product set and
to demonstrate its origination capabilities.
Our partnership
with the
UBS Optimus
network of
foundations (the
UBS Optimus
Foundation) continued
to evolve
in
2025. One example of this is the announcement in 2025 of support provided by UBS and the UBS Optimus Foundation, alongside various other key stakeholders, for the
flood action coalition.
3
This new coalition is “building the
frameworks
for a new investable market in natural flood and drought resilience, unlocking private and public capital to scale nature-
based solutions across the UK and strengthen the country’s economic and climate resilience”.
›
Refer to the “Driving social impact” section of this report for more information about the UBS Optimus network of foundations
1
These metrics include transactions meeting the UBS Sustainable Finance Guideline.
2
Source: ubs.com/global/en/investment-bank/holt.
3
Source: theconduit.com/floodaction-coalition.

Sustainability Report 2025
| Supporting opportunities

Global Banking
ESG advisory
We
are
continuing
to
support
clients
globally
with
our
strategic,
hands-on
and
analytically
grounded
ESG
advisory
approach,
helping
them
navigate
investor
divergence
and
reposition
equity
stories
to
deliver
the
best
outcome.
Our
differentiated
model
has
delivered
critical
contributions
across
mergers
and
acquisitions,
equity
capital
markets
and
private funds
group situations,
targeting key
corporate clients
and financial
sponsors. As
part of
our ESG
advisory services,
we
are
focused
on
sustainability and
AI
leadership
through
deep
market
knowledge,
proprietary
ESG
fund
analytics,
thoughtful
investor
communication
and
innovative
instruments,
while
intensifying
investor
engagement
via
non-deal
road
shows
and
global
events
such
as
COP30.
The
team
is
an
early
adopter
of
generative
AI
and
has
actively
been
integrating
AI
into
workflows
for
deeper
insights
and
improved
efficiencies,
such
as
language
and
topic
analysis
in
sustainability reports and large volumes of earnings calls.
2025 deal highlights
–
Joint Lead
left global
coordinator and
joint bookrunner
for the
first green
IPO in
Asia and
the first
company in
the
Philippines
and
ASEAN
to
achieve
green
equity
accreditation
under
the
Philippine
SEC
Guidelines,
which
were
published in September 2025. S&P’s Climate Transition Assessment showed that
100% of the company’s revenues in
2024
were
derived
from
“green”
activities,
highlighting
the
company’s
role
as
a
sustainability
leader
in
the
water
sector. It is
the largest water
utility IPO in
Southeast Asia, since
2015, and the
largest water utility
IPO globally since
2008.
– Financial advisor to a global leader in sustainable construction on the spin-off of a subsidiary, the largest-ever spin-off by a Swiss company,
to create North America’s
largest building solutions company. The
transaction unlocks strategic
focus for both companies, accelerating the ability of each to scale low-carbon, advanced building technologies across
their respective regions.
Leveraged and debt capital markets
The
Investment
Bank
arranged
USD 54.0bn
in
green,
social,
sustainability
and
sustainability-linked
(GSSS)
financing
(2024: USD
56.0bn), of
which USD
12.0bn was
the UBS-apportioned
volume (2024:
USD 12.4bn),
through
95 bond
deals during
2025 (2024:
96 deals).
We continued
to play
an active
role in
sustainable fixed
income markets,
actively
supporting
the
adoption
of
the
European
Green
Bond
Standard,
which
became
applicable
in
December
2024.
We
continued to solidify our strong position in the Swiss franc-denominated market. Alongside Switzerland, we were active in the GSSS bond markets across Europe, the UK, Australia and Brazil.
We acted as joint lead manager for
a financial services company on its EuGB issuance
– the first financial services issuer
to adopt the EuGB format – with 100% of
proceeds allocated to EU-Taxonomy-aligned activities such as green buildings
and renewable energy.
We also advanced
thematic innovation by
advising clients on
nature-related bond opportunities,
including asset-mapping
and co-benefit reporting, supported by new guidance from the
International Capital Market Association (the ICMA) and
the
International
Finance
Corporation
(the
IFC).
In
September
2025,
UBS
acted
as
joint
lead
manager
for
a
Dutch
promotional bank’s green bond, for water management and flood defense projects.
The Investment Bank
strengthened its sovereign,
supranational and agency
(SSA) issuers franchise
in 2025 by
introducing
an
annual
approval
framework
for
sustainability-labeled
sovereign
bonds,
enabling
faster
execution
and
enhanced
efficiency.
›
Refer to the UBS Group Annual Report 2025, available at ubs.com/investors , for more information about the overall business and financial profile of the Investment Bank as important context for the product and financial information provided here
›
Refer to ”Sustainability and climate risk policy framework“ section of the Supplement to this report, available at
ubs.com/sustainability-reporting
, for more information about UBS’s
sustainability and climate risk policy framework including the
UBS Sustainable Finance Guideline

Sustainability Report 2025
| Supporting opportunities

Group Treasury activities
In 2025,
Group Treasury
continued to
invest its
liquidity portfolios
under a
dedicated ESG
investment framework. This
framework guides
the integration
of ESG
considerations into
the investment
process alongside
more traditional
economic
and risk dimensions. The framework supports investments in green, social and sustainability-labeled bonds.
At the
end of
2025, Group
Treasury held
USD 11.2bn
of green,
social and
sustainability-labeled bonds
in its
liquidity
portfolios, compared with the USD 7.9bn it held in 2024.

Sustainability Report 2025 | Managing sustainability and climate risks 80
Managing sustainability and
climate risks
Introduction
Managing sustainability and climate
risks is a key component
of our corporate responsibility. We
define these risks as the
risks that UBS negatively impacts, or is impacted by, climate change, nature, human rights and other environmental and social matters. Such
risks may materialize as
credit, market, liquidity, business
or non-financial risks
for UBS, potentially
leading to adverse financial, liability or reputational impacts.
Sustainability and climate risk management
framework
Our firm-wide
sustainability and
climate risk
management framework,
supported by
dedicated policies,
standards and
guidelines, forms
the basis
of
our
approach to
identifying, assessing
and
managing environmental
and
social risks.
It
enables us to address potential
adverse impacts on the climate,
the environment and human
rights, while also managing
related risks that may affect UBS and our clients, and supporting the transition to a low-carbon economy.
Overseen by senior management, the framework is applied across client onboarding, transaction due diligence, product development, our own operations
and our supply
chain. It is a
continuous process, consisting of
four phases described
in
the
following
sections:
(i)
risk
identification
and
measurement;
(ii)
monitoring
and
risk
appetite
setting;
(iii)
risk
management and control; and (iv) risk reporting and disclosure.
›
Refer to the “Sustainability and climate risk policy framework” section of the Supplement to this report for more information
›
Refer to the “Our investment management approach to sustainability and climate risks” section of this report for a description of
our sustainability and climate risk investment approach
Governance and strategic oversight
Group Risk Control is responsible for our firm-wide sustainability and climate risk framework and for managing financial
exposure to
these risks
as a
second line
of defense.
Group Compliance
and Operational
Risk Control
provides independent
oversight
of
our
non-financial
risk
control
environment,
ensuring
its
adequacy
and
effectiveness.
We
manage
sustainability
and
climate
risks
through
a
dedicated
risk
management
framework,
which
continues
to
evolve
and
is
focused on meeting emerging regulatory requirements
and enhancing core processes, such as reporting
and disclosures.
The Group
Chief Risk
Officer is
responsible for
the development
of the
sustainability and
climate risk
framework, including
the definition
of risk
appetite and
its integration
into existing
Group-wide risk
management frameworks. The
Head of
Sustainability
and
Climate
Risk
supports
the
Group
Executive
Board
by
providing
leadership
on
sustainability
in
collaboration with the
business divisions and
Group functions. Oversight
of our sustainability
and climate risk
efforts is
conducted
jointly
by
the
Risk
Committee
and
the
Corporate
Culture
and
Responsibility
Committee
of
the
Board
of
Directors. These bodies monitor the progress of our efforts to address sustainability and climate risks.
›
Refer to the “Supplement to Governance” section of the Supplement to the UBS Group Sustainability Report 2025, available at
ubs.com/sustainability-reporting , for further details on sustainability governance at UBS

Sustainability Report 2025 | Managing sustainability and climate risks 81
Risk identification and measurement
Sustainability and climate risks
are identified at divisional
and cross-divisional levels.
Our climate-related risk identification
methodologies
and
materiality
assessment
collectively
define
key
focus
areas
and
risk
drivers.
The
insights
gained
contribute to our overall sustainability and climate risk strategy by:
–
identifying concentrations
of climate-sensitive
exposure,
which may
increase vulnerability
to financial
and non-financial
risks, thereby guiding resource prioritization for enhanced risk quantification and management;
and
–
enabling us
to assist
clients with
their low-carbon
transition and
identify those
who may
benefit from
our sustainability-
focused products and services.
The outcomes of
this process guide senior
management decision-making and
provide stakeholders with
valuable insights
through our external disclosures.
Our approach to climate-related risk identification
Our methodologies
are designed
to assess
how susceptible
clients and
assets are
to climate
risks, focusing
on the
potential
financial impacts that could arise from policy changes, technological shifts, market evolution in the context of transition risk
and
climate-related
hazard
events
in
the
context
of
physical
risk.
These
assessments
evaluate
the
magnitude
of
climate-related risk
drivers affecting
a counterparty
or asset
class, helping
us determine
how such
risks may
influence
creditworthiness, collateral values and broader portfolio exposure.
1
For corporate
clients, when
counterparty-level information
is available
and of
sufficient quality,
a bottom-up
methodology
is
used.
The
methodology
includes
the
counterparty’s
measures
and
actions
in
place
to
mitigate
transition
risks
summarized through
UBS’s internal
Company Transition
Assessment Scorecard
and the
exposure of
their assets
to physical
hazards.
When
counterparty-level
information
is
not
available,
a
top-down
methodology
is
used
for
transition
and
physical risks based
on both the
country of risk
domicile and the
internal UBS industry
classification (Group Industry
Code
2).
For
Lombard lending,
an overall
portfolio rating
is assigned
based on
the average
riskiness
of the
collaterals that
are
posted securing the
loans. In 2025,
UBS developed a
global real estate
(GRE) model to
provide a counterparty-level
rating
across transition and physical risks in the real
estate portfolio. Together, these methodologies enable UBS to assess how transition and physical risks may
influence the risk profiles of
clients and provide a consolidated
view of the UBS Group
exposure to climate-related risks.
Transition risk
Climate-driven transition
risks arise
from the
transition to
a sustainable
economy,
in particular
its decarbonization,
for
example due to changes in policy, case law, technology or in the behavior of market participants.
This may contribute to
a structural change across economies and consequently affect banks and the stability of the wider financial sector.
The
climate-driven
transition
risk
profile
chart
shows
that,
in
2025,
the
key
sectors
contributing
to
the
UBS
Group’s
transition-risk-sensitive exposure continued to be real estate, industrials and transportation, unchanged from 2024.
Physical risk
Climate-driven physical risks arise from acute hazards, which are increasing in severity and frequency
,
and chronic risks,
which arise from an incrementally changing climate.
Climate-driven physical risks may contribute to a structural change across economies and consequently affect banks and the stability of the wider financial sector.
The
climate-driven
physical
risk
profile
chart
shows
that,
in
2025,
Switzerland
and
the
Americas
were
the
largest
contributors to
the UBS
Group’s physical-risk-sensitive
exposure, with
both regions
demonstrating relatively
high adaptive
capacity to manage physical
risk hazards, resulting in
a moderately low overall
physical risk rating. Countries
are grouped
into regions according to the UBS Country and Region Data Standard.
›
Refer to the “Supplement to Managing sustainability and climate risks” and the “Basis of preparation” sections of the Supplement
to the UBS Group Sustainability Report 2025, available at ubs.com/sustainability-reporting , for details about methodologies
1
UBS’s methodologies for
assessing climate-driven transition
and physical risks are
still emerging and may
change over time.
As the methodologies,
tools and industry-wide data
availability improve, we
will further
develop our risk identification and measurement approaches.

Sustainability Report 2025 | Managing sustainability and climate risks 82
High 50.97 (6.49%)
Real estate 45.72 Utilities 1.44 Fossil fuels 0.28
Private clients with mortgages 39.72
Power production: regulated & high-carbon
fuels
1.44 Wholesale & trading: refined petroleum products 0.17
Real estate financing 6.00 Sovereigns 0.32 Refining and marketing 0.10
Industrials 2.74 Government agencies 0.30 Agriculture 0.11
Chemicals 2.13 Sovereigns 0.02 Food and beverage production 0.10
Machinery and related parts manufacturing 0.32 Services and Technology 0.31 Livestock – beef extensive grazing 0.02
Cement or concrete manufacture 0.29 Business services 0.31 Transportation 0.04
Electronics manufacture 0.01 Land-based shipping high-carbon (trucks) 0.04
Moderately high 69.58 (8.86%)
Real estate 32.20 Transportation (cont.) Services and technology 1.29
Private clients with mortgages 19.96 Land-based shipping high-carbon (trucks) 1.03 Business services 1.26
Development and management of real estate 6.66 Airlines – commercial 0.87 Media, information technology 0.02
Real estate financing 5.57 Automobile manufacture (high-carbon fuels) 0.10 Fossil fuels 1.27
Industrials 13.64 Transit systems 0.05 Wholesale & trading: crude oil and natural gas 1.02
Machinery and related parts manufacturing 6.34 Metals and mining 3.87 Conventional oil (on- / off-shore) 0.14
Pharmaceuticals 3.00 Mining conglomerates (incl. trading) 3.04 Integrated oil and gas 0.07
Plastics and petrochemicals manufacture 2.02
Production of other mined metals and raw
materials
0.57 Gas processing (including LNG) 0.05
Consumer durables manufacturing 1.60 Production of steel and iron 0.27 Utilities 0.53
Chemicals 0.60 Agriculture 2.22 Power production: regulated & high-carbon fuels 0.36
Other consumer goods manufacturing 0.07 Food and beverage production 2.22 Waste water treatment 0.17
Clothing manufacture 0.02 Financial services 1.63 Sovereigns 0.16
Transportation 12.76 Banks 1.17 Sovereigns 0.16
Sea-based shipping (high-carbon fuels) 7.35 Other financial services 0.20
Airlines – cargo 2.00 Asset managers and asset owners 0.19
Transportation parts and equipment supply 1.36 Brokers and other intermediaries 0.07
Moderate 72.34 (9.21%)
Real estate 39.69 Fossil fuels 5.69 Utilities 1.49
Private clients with mortgages 29.82
Wholesale & trading: refined petroleum
products
5.32 Waste disposal and recycling 0.59
Real estate financing 7.08 Transportation and storage (gas) 0.19 Power production: regulated & high-carbon fuels 0.49
Construction – non-infrastructure 2.68 Downstream oil and gas distribution 0.17 Grid operation and transmission 0.27
Development and management of real estate 0.07 Wholesale & trading: crude oil and natural gas 0.01 Wholesale & trading: electricity and power 0.13
Construction of buildings and related activities 0.04 Agriculture 4.30 Metals and mining 0.56
Services and technology 9.00 Food and beverage wholesale / retail 2.92 Metal or mining not elsewhere classified 0.45
Media, information technology 8.59 Food and beverage production 1.14 Production of steel and iron 0.07
Business services 0.25 Crops – high emissions intensity 0.14
Production of other mined metals and raw
materials
0.04
Entertainment, leisure, retail not elsewhere
classified
0.11 Other agricultural services 0.07 Financial services 0.27
Education 0.05 Livestock – other 0.02 Asset managers and asset owners 0.15
Industrials 8.76 Transportation 2.43 Banks 0.11
Electronics manufacture 4.07 Passenger ships 1.71 Sovereigns 0.16
Other consumer goods manufacturing 1.51 Airlines – cargo 0.38 Government agencies 0.11
Clothing manufacture 1.46 Sea-based shipping (high-carbon fuels) 0.16 Sovereigns 0.05
Aerospace and defence activities 1.19 Automobile manufacture (high-carbon fuels) 0.10
Pharmaceuticals 0.26 Airlines – commercial 0.08
Machinery and related parts manufacturing 0.14
Plastics and petrochemicals manufacture 0.13
1
Gross lending exposure consists of total
on-balance sheet loans and advances
to customers and off-balance sheet
guarantees and irrevocable loan commitments
(within the scope of expected credit
loss) and is based on consolidated information
reported under IFRS Accounting Standards (inclusive of
purchase price allocation adjustments recorded in
the UBS Group as a result of
the acquisition of
the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2
Climate-related risks are scored between zero and one, based on climate risk transmission channels.
Sensitive exposures
are defined as those business activities that
are rated as high, moderately
high or moderate, whereas
those that are rated as having
moderately low and low vulnerability
are rated as “non-sensitive”.
The exposures that are not assessed due to lack of methodology and / or data are categorized as “not classified”.

Sustainability Report 2025 | Managing sustainability and climate risks 83
Switzerland
6
Americas EMEA Asia Pacific
Sensitive 53.05 Sensitive 43.07 Sensitive 3.03 Sensitive 1.95
Private clients with mortgages 19.20 Financial services 20.77 Services and technology 0.81 Financial services 0.85
Real estate financing 12.61 Services and technology 11.83 Industrials 0.66 Metals and mining 0.33
Services and technology 8.12 Industrials 4.79 Private clients with mortgages 0.48 Services and technology 0.22
Others 13.11 Others 5.68 Others 1.08 Others 0.55
Non-sensitive 376.55 Non-sensitive 161.12 Non-sensitive 89.53 Non-sensitive 37.36
Not classified 7.51 Not classified 1.00 Not classified 1.03 Not classified 0.31
1
Gross lending exposure consists
of total on-balance sheet
loans and advances to
customers and off-balance sheet
guarantees and irrevocable
loan commitments (within the
scope of expected credit
loss) and is based
on consolidated information reported
under IFRS Accounting Standards
(inclusive of purchase price
allocation adjustments recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2
Climate-related risks are scored between zero and one, based on climate risk transmission channels. Sensitive exposures are defined as those business activities that are rated as high, moderately high or
moderate, whereas those that are
rated as having moderately low and low
vulnerability are rated as “non-sensitive”. The
exposures that are not assessed due to lack of
methodology and / or data are categorized as “not
classified”.
3
The exposure weighted average physical
risk rating across all regions is “moderately low”.
The world map therefore reflects the moderately low
color scale as in the total exposure chart.
4
Countries are grouped into regions according to the UBS Country and Region
Data Standard.
5
A small portion (1.28%) of total exposure is not mapped to any specific region. This includes exposure to countries that cannot be mapped, global funds, multi-lateral institutions, and ship and aircraft financing.
6
"Switzerland” region includes a very small exposure (<1%) booked in Liechtenstein.

Sustainability Report 2025 | Managing sustainability and climate risks 84
Climate scenario analysis and stress testing
We apply scenario-based approaches to assess our exposure to transition and physical risks arising from climate change.
We have introduced several in-house assessments leveraging industry collaborations to tailor approaches for addressing
methodological
and
data
challenges.
We
employ
dedicated
climate
risk
models
that
are
designed
to
capture
both
systematic and idiosyncratic effects to perform stress-testing exercises across short-, medium- and long-term horizons.
The work
performed includes
regulatory scenario
analysis and
stress-testing exercises.
These include,
for example,
the
Bank of
England 2021
Climate Biennial
Exploratory Scenario,
the 2022
European Central
Bank climate
risk stress
test
(which assesses banks’
preparedness for dealing
with financial and
economic shocks stemming
from climate risk)
and the
2024 Swiss Financial
Market Supervisory Authority
(FINMA) and Swiss
National Bank climate
scenario analysis exercise.
These exercises facilitated the identification of financial risks from climate change.
They also made it possible for UBS to
assess management actions in response to different scenario
results and perform a counterparty-level analysis. Although
the results indicated mild losses
and low exposure for the
entities and portfolios in scope,
they provided valuable insights
to strengthen UBS’s climate risk scenario analysis and stress testing.
In 2025,
we further
refined and
expanded our
internal climate
risk scenarios
and enhanced
the dedicated
climate risk
methodologies. Furthermore, we conducted a Group-wide climate scenario analysis to guide the materiality assessment
of
climate-related
risks,
meeting
the
FINMA
Circular
2026/1
“Nature-related
financial
risks”
(published
by
FINMA
in
December 2024) requirements on nature-related financial risks. A range of climate scenarios in line with UBS’s business
model were used, including
a stress scenario, under
which the lack of
coordinated mitigation efforts
places the planet on
a 3°C-warming trajectory by 2100.
Over the last few years, we have
also leveraged industry-wide initiatives, such as the Paris
Agreement Capital Transition
Assessment exercise
launched by
the Swiss
Federal Office
for the
Environment in
2020, 2022
and 2024.
Through this
exercise,
we
assessed
the
climate
alignment of
our
listed
investments (including
equities
and
bonds),
mortgages and
direct real estate portfolios.
The assessment enabled
us to compare
our results with the
aggregated performance of all
participating banks’ portfolios, showing the progress made over time and the efforts still needed.
Materiality of climate-related risks across risk categories
UBS
conducts
a
financial
risk
materiality
assessment
of
climate-related
risk
drivers,
complementing
its
regular
risk
identification processes
described above.
This climate-related
materiality assessment
evaluates how
transition and
physical
risk drivers may affect UBS’s risk categories: credit, market, liquidity, business and non-financial risks.
In 2025, the materiality
assessment for climate risks
was enhanced and performed
based on a combination
of qualitative
and
quantitative
inputs
(including
climate
scenario
analysis
and
exposures
to
climate-sensitive
sectors),
from
both
an
inherent and residual perspective. Inherent risk refers to the level of risk that exists in the absence of any climate-related controls or mitigation actions, whereas residual risk refers to the level of risk after taking them into account.
Materiality was assessed across the short (one year), medium (two to five years)
and long term (more than five years) to
capture the dynamic nature of climate risk exposure.
The table below summarizes whether transition and
physical risks are considered material or not
material on an inherent
basis, for each risk category and time horizon under a stress case scenario.
Overview of inherent material risks under stress case scenarios
Risk type Time horizon Credit Market
1
Liquidity
2
Business
3
Non-financial risk
Physical risk Short-term Not material Not material Not material Not material Not material
Medium-term Not material Not material Not material
Long-term Material Not material
Transition risk Short-term Material Not material Material Material Not material
Medium-term Material
Material
Material
Long-term Material Material
1
The trading book is
assessed using a short-term stress
scenario time horizon due to
the dynamic risk profile and high
liquidity of trading book instruments,
which make them sensitive
to short-term shocks rather
than long-term climate transition. The
banking book
scenario time horizon is aligned with the
liquidity portfolio (high-quality liquid assets) and
existing internal liquidity adequacy assessment process
(ILAAP) stress
tests, which operate on a
one-year horizon. This alignment ensures
consistency with regulatory expectations and reflects
the relatively stable nature of banking book
exposures. Therefore,
market risk has not been
assessed in the medium and long terms.
2
The time horizon for the climate risk assessment of liquidity risk is aligned with existing ILAAP stress tests. Liquidity risk is assessed based on a one-year stress time horizon,
which is considered long-term for liquidity purposes
and is in alignment with the time horizon of
the funding regulatory metric, the net stable funding
ratio (one year). Therefore,
liquidity risk has not been assessed
in the medium and long terms.
3
Business risk is assessed for a three-year time horizon in line with the three-year strategic plan. Therefore, business risk has not been assessed in the long term.

Sustainability Report 2025 | Managing sustainability and climate risks 85
Inherent credit risk
is assessed as
material under stress-case scenarios,
primarily due to
the expected long-term impacts
of
chronic
physical
hazards
on
macroeconomic
developments
in
the
real
estate
sector
(physical risk)
and
also
due
to
regulatory uncertainty, which may require significant investments and impact credit quality for the real estate sector and for corporate lending exposures to sectors deemed climate-sensitive (transition risk).
Inherent liquidity risk
is assessed as
material under stress-case
scenarios, reflecting potential
for abrupt shifts
in regulatory
conditions, resulting in economic disruptions
that could trigger significant outflows,
elevated funding costs or
impaired
access to capital markets (transition risk).
Inherent business risk is assessed as material under stress-case scenarios, considering the potential financial impacts of a sudden and disorderly
climate transition resulting
in economic disruptions,
which could reduce
the value of
assets and
recurring
fee
income,
and
increased
market
uncertainty,
which
could
lower
deal
flow
and
transaction-based
fees
(transition risk).
All material financial risks are primarily driven
by indirect climate impacts, such as macroeconomic impacts
from climate
change, as opposed to direct climate impacts on counterparties or assets.
Inherent non-financial risk is
assessed as material under stress-case
scenarios, due to ongoing
regulatory scrutiny and the
evolving
legal
landscape
around
climate
and
sustainability
requirements
and
disclosures,
which
can
expose
UBS
to
litigation risk, regulatory penalties and reputational damage in the event of non-compliance or perceived greenwashing
(transition risk).
Across all risk types, climate-related risks are assessed as not material on a residual basis (after considering our standard
climate-related controls
/ mitigation
actions), with
the exception
of non-financial
risk in
the long
term. The
latter risk
remains
material
even
after
mitigating
controls
are
taken
into
account,
due
to
persistent
political
uncertainty
and
diverging regulatory requirements across jurisdictions, which lead to heightened legal and litigation risks (transition risk).
Material risks
were fed
into the
regular risk
identification process,
and a
climate root
cause driver
was added,
where
relevant.

Sustainability Report 2025 | Managing sustainability and climate risks 86
Monitoring and risk appetite setting
UBS has established a qualitative (e.g.
exclusion of controversial activities) and quantitative
(e.g. decarbonization targets)
risk appetite, which is
subject to periodic monitoring
and enhancements. The risk
appetite guides decision-making and
supports proactive management of exposures to climate-sensitive sectors.
The
climate-related risk
metrics below
help
us
monitor our
exposure to
key
transition and
physical
risk drivers
across
portfolios, highlighting
where climate-related
vulnerabilities may influence
our overall
risk profile.
UBS will
continue to
develop these metrics, ensuring alignment with regulatory expectations and industry-leading practices.
›
Refer to the “Sustainability and climate risk policy framework” section of the Supplement to the UBS Group
Sustainability Report
2025, available at ubs.com/sustainability-reporting , for more details on sustainability and climate risk standards, decarbonization control framework and assessments
Climate-related risk metrics
The table below includes climate-related risk
metrics for the UBS Group, UBS
AG on a standalone basis, UBS Switzerland
AG on a standalone basis and UBS Europe SE on a standalone basis.
In 2025,
UBS developed
the global
real estate
(GRE) model,
enabling asset-level
sensitivity assessments
for real
estate
financing
and
the
private
clients
with
mortgages
portfolio,
impacting
both
transition-
and
physical-risk-sensitive
exposures.
Climate-driven transition-risk-sensitive exposure accounted for 24.6% of the UBS Group’s total gross lending exposure,
up
from 21.0%
based on
the revised
1
2024 figures,
reflecting the
GRE model
enhancement. The
GRE model
applies
UBS’s Swiss
residential and commercial
real estate
decarbonization targets to
identify properties that
rely on
fossil fuel
heating systems and are not progressing in line with UBS’s decarbonization pathway as sensitive.
Climate-driven physical-risk-sensitive exposure
accounted for 13.8%
of the UBS Group’s
total gross lending
exposure, up
from 12.8%
based on
the revised
1
2024 figures,
reflecting the
GRE model
enhancement. The
GRE model
calculates a
physical risk rating by assessing building-level exposures to a physical risk hazard.
Carbon-related assets accounted for 9.7% of
the UBS Group’s total gross lending exposure,
down from 10.9% in 2024.
However, on an absolute basis, carbon-related assets remained largely flat year on year.
1
The revised 2024 figures do not include the revision of legacy Credit Suisse exposure integrated into target UBS platform during 2025.

Sustainability Report 2025 | Managing sustainability and climate risks 87
Risk management – Climate-related metrics
For the year ended
31.12.25 31.12.24
Climate-related metrics (USD bn)
Total exposure to climate-sensitive sectors, transition risk UBS Group AG consolidated
1,2
192.9 147.5
Climate-sensitive sectors, transition risk, proportion of total gross lending exposure, UBS Group AG consolidated (%)
1,2
24.6 21.0
Total exposure to climate-sensitive sectors, transition risk UBS AG (standalone)
1,2
31.6 36.2
Total exposure to climate-sensitive sectors, transition risk UBS Switzerland AG (standalone)
1,2
154.5 103.5
Total exposure to climate-sensitive sectors, transition risk UBS Europe SE (standalone)
1,2
0.0 0.0
Exposure to climate-sensitive sectors, transition risk: Traded products, UBS Group AG consolidated
3
1.4 2.1
Exposure to climate-sensitive sectors, transition risk: Issuer risk, UBS Group AG consolidated
4
8.8 6.8
Total exposure to climate-sensitive sectors, physical risk: UBS Group AG consolidated
1,2,5
108.5 89.6
Climate-sensitive sectors, physical risk, proportion of total gross lending exposure, UBS Group AG consolidated gross (%)
1,2
13.8 12.8
Total exposure to climate-sensitive sectors, physical risk UBS AG (standalone)
1,2,5
64.4 65.0
Total exposure to climate-sensitive sectors, physical risk UBS Switzerland AG (standalone)
1,2
56.9 43.5
Total exposure to climate-sensitive sectors, physical risk UBS Europe SE (standalone)
1,2
0.0 0.0
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS Group AG consolidated
3
2.9 3.3
Exposure to climate-sensitive sectors, physical risk: Issuer risk, UBS Group AG consolidated
4
14.4 12.6
Carbon-related assets: UBS Group AG consolidated
1,6
76.1 76.5
Carbon-related assets proportion of total gross lending exposure, UBS Group AG consolidated gross (%)
1,6
9.7 10.9
Carbon-related assets: UBS AG (standalone)
1,6
26.2 30.3
Carbon-related assets: UBS Switzerland AG (standalone)
1,6
51.6 46.6
Carbon-related assets: UBS Europe SE (standalone)
1,6
0.0 0.0
1
Gross lending exposure
consists of total
on-balance sheet loans
and advances to
customers and off-balance
sheet guarantees and
irrevocable loan commitments
(within the scope
of expected credit
loss) and is
based on consolidated
and standalone information
reported under IFRS
Accounting Standards (inclusive
of purchase price
allocation adjustments recorded
in UBS as
a result of
the acquisition of
the Credit Suisse
Group in compliance with IFRS 3, Business
Combinations).
2
Comparative figures have been revised
following the development of the global
real estate model. The revision
applies to the exposure booked
on the
UBS platform only and
not to the exposure on
the legacy Credit Suisse
platform. Consequently, the previously reported transition risk exposure has been revised as
follows: UBS Group AG (consolidated) to
USD 147.5bn
from USD
120.3bn; UBS AG
(standalone) to USD 36.2bn
from USD 36.6bn; UBS
Switzerland AG (standalone)
to USD 103.5bn from
USD 83bn; and UBS
Europe SE (standalone)
remained unchanged following
the
revision. The transition risk
proportion of total gross lending exposure,
UBS Group AG consolidated (%) was
revised to 21% from 17.1%. In addition,
the previously reported physical risk exposure
has been revised
as follows: UBS Group AG (consolidated) to USD 89.6bn from USD 68.9bn; UBS
AG (standalone) to USD 65.0bn from USD 65.7bn; UBS Switzerland AG (standalone) to USD 43.5bn from
USD 22.6bn; and UBS Europe
SE (standalone) to USD 28.3m
from USD 24.3m. The
physical risk proportion
of total gross lending
exposure, UBS Group
AG consolidated gross
(%) was revised
to 12.8% from 9.8%.
3
For traded products
the
metric is
calculated using
over-the-counter
derivatives,
exchange-traded derivatives
and securities
financing transactions,
consisting of
securities borrowing
and lending,
and repurchase
and reverse
repurchase
agreements.
4
For issuer
risk the metric
is calculated based
on high-quality
liquid assets,
debt securities,
bonds and liquidity
buffer securities.
5
Climate-driven sensitive
exposure to physical
risk for UBS
AG
(standalone) includes loans and advances to UBS subsidiaries that are classified as sensitive based on its sector and country of risk in the absence of asset-level data. These subsidiaries transact with third parties and the sensitivity of that exposure facing external counterparties is assessed and included in the banking products,
traded products or issuer risk exposure metrics in
the UBS Group disclosure.
6
Carbon-related assets
are defined as
concentrations of
credit exposure
to assets
tied to
the four
non-financial sector
groups as
defined by
the Task
Force on
Climate-related Financial
Disclosures (the
TCFD), using
the Global
Industry
Classification Standard. These four groups are: (i) energy; (ii) transportation; (iii) materials and buildings;
and (iv) agriculture, food and forest products. This
metric is agnostic of risk rating.
›
Refer to the Basis of preparation 2025, available at
ubs.com/sustainability-reporting
, for more information on the metrics’
definitions, approaches and scope

Sustainability Report 2025 | Managing sustainability and climate risks 88
The table below presents
a view of the
UBS Group risk profile
and changes year on
year across sectors and
sub-sectors
for both transition and physical risks. It shows our total exposure to each sector and the trend compared with 2024. For both transition
and physical
risk, the
exposure weighted
average risk
ratings, the
year-on-year exposure
weighted average
trends and the climate-sensitive exposure in 2025 and 2024
are presented. Overall, the UBS Group continues to
have an
average rating of moderate for transition risk and moderately low for physical risk.
Risk exposures by sector for UBS Group
1,2
Transition risk Physical risk
Sector / Sub-sector
2025
exposure
(USD bn)
YoY
exposure
trend 3
Weighted average
risk rating 2025 4
YoY
weighted
average risk
trend 3
2025
climate-
sensitive
exposure
(USD bn)
2024
climate-
sensitive
exposure
(USD bn) 5
Weighted average
risk rating 2025 4
YoY
weighted
average risk
trend 3
2025
climate-
sensitive
exposure
(USD bn)
2024
climate-
sensitive
exposure
(USD bn) 5
Agriculture
Agriculture, fishing and forestry 0.45
↓
Moderate
↑
0.25 0.42 Moderately Low
↓
0.13 0.54
Food and beverage 7.00
↑
Moderately High
↓
6.38 6.51 Moderately Low
→
3.63 3.93
Financial services
Financial services 93.59
↑
Moderately Low
→
1.89 0.03 Moderately Low
→
22.09 18.85
Fossil fuels
Downstream refining, distribution 0.32 ↓ Moderately High ↑ 0.32 0.54 Moderately Low ↓ 0.08 0.26
Integrated oil and gas 0.07 ↓ Moderately High ↑ 0.07 0.32 Moderately Low ↑ 0.00 0.00
Midstream transport, storage 0.19 ↑ Moderate → 0.19 0.10 Moderate → 0.19 0.10
Trading fossil fuels 6.53 → Moderately High → 6.53 6.72 Moderately Low → 0.58 0.73
Upstream extraction 0.14 ↓ Moderately High → 0.14 0.24 Moderately Low ↑ 0.01 0.02
Industrials
Cement or concrete manufacture 0.29
↑
High
→
0.29 0.24 Moderately Low
→
0.04 0.03
Chemicals manufacture 2.73
↓
High
→
2.73 3.80 Moderately Low
↓
0.56 1.27
Electronics manufacture 4.56
↓
Moderate
→
4.08 4.48 Moderately Low
↑
1.14 1.47
Goods and apparel manufacture 4.74
↓
Moderately High
→
4.65 5.11 Moderately Low
→
2.86 2.94
Machinery manufacturing 8.06
→
Moderately High
→
7.99 8.02 Moderately Low
→
1.08 1.21
Pharmaceuticals manufacture 3.59
→
Moderately High
↓
3.26 3.64 Moderately Low
→
0.99 1.06
Plastics and petrochemicals manufacture 2.19
↑
Moderately High
→
2.14 1.81 Moderately Low
↑
0.92 0.69
Metals and mining
Mining conglomerates (incl. trading) 3.04
↑
Moderately High
→
3.04 2.83 Moderately Low
→
0.12 0.07
Mining and quarrying 0.98
↓
Moderate
↓
0.45 0.66 Moderately Low
↓
0.40 0.59
Production of metals 1.01
↑
Moderately High
↓
0.94 0.87 Moderately Low
↓
0.25 0.39
Private clients
Lombard
6
173.59 ↑ Moderately Low → 0.00 0.00 Moderately low → 0.00 0.00
Real estate
Development and management 12.34
↑
Moderately High
↓
9.45 11.04 Moderately low
→
0.43 0.68
Real estate financing 93.00
↑
Moderate
↑
18.65 10.40 Moderately low
↑
12.91 9.89
Private clients with mortgages 292.27
↑
Moderate
↑
89.50 53.17 Moderately Low
→
20.85 13.24
Services and technology ↓
Services and technology 38.00 ↑ Moderate ↑ 10.60 9.31 Moderately Low → 20.94 18.85
Sovereigns
Sovereigns 2.53
↓
Moderately Low
↓
0.65 0.34 Moderately low
→
0.07 0.04
Transportation
Air transport 3.41
↑
Moderately High
→
3.33 2.84 Moderate
→
2.89 2.50
Automotive 1.31
↑
Moderate
→
0.20 0.23 Moderate
→
1.21 1.08
Rail freight 1.13
↑
Low
→
0.00 0.00 Moderate
→
1.04 0.77
Road freight 1.19
↓
Moderately High
→
1.07 1.32 Moderately Low
→
0.56 0.64
Transit 0.60
↑
Moderate
↑
0.05 0.00 Moderately Low
→
0.39 0.33
Transportation parts and equipment supply 1.44
↑
Moderately High
→
1.36 1.10 Moderate
→
0.63 0.64
Water transport 9.23
↑
Moderately High
↑
9.23 8.55 Moderate
↑
9.17 5.21
Utilities
Power generation 2.78 → High → 2.70 2.24 Moderate ↑ 2.17 1.42
Waste treatment 0.76 ↑ Moderately High → 0.76 0.68 Moderately Low → 0.19 0.19
Not classified 12.54 ↓ Not Classified → 0.00 0.01 Not classified → 0.02 0.02
Grand Total 785.56 ↑ Moderate → 192.89 147.55 Moderately low → 108.54 89.61
1
Gross lending exposure consists
of total on-balance sheet
loans and advances to
customers and off-balance sheet
guarantees and irrevocable
loan commitments (within the
scope of expected credit
loss) and is
based on consolidated and
standalone information reported
under IFRS Accounting
Standards (inclusive of purchase
price allocation adjustments
recorded in UBS as
a result of the
acquisition of the Credit
Suisse
Group in compliance with IFRS 3, Business Combinations).
2
Climate-related risks are scored between zero and one, based on climate risk transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately low,
moderate, moderately high and high. Sensitive exposures are
defined as those business activities that are rated as high, moderately high or moderate, whereas those that are
rated as having moderately low and
low vulnerability are rated as “non-sensitive”.
The exposures that are not assessed
due to lack of methodology and /
or data are categorized as “not classified”.
3
A material
change in risk profile (discrete risk score,
weighted average per sub-sector) is considered as
>5% shift up, or down year on
year. Similarly,
for absolute exposure.
4
Displayed ratings represent exposure-weighted
average for a given sector scope.
5 Comparative figures have been revised following the development of the global real estate model. The revision applies to the exposure booked on the UBS platform only and not to the legacy exposure on the Credit Suisse platform. Consequently, the previously reported transition risk was revised to USD 147.55bn from USD 120.25bn and physical risk was revised to USD 89.61bn from USD
68.94bn.
6
Lombard lending rating is assigned based on the average riskiness of the collateral that is posted securing the loans.

Sustainability Report 2025 | Managing sustainability and climate risks 89
Risk management and control
Controls in financial and non-financial risk processes
UBS has integrated sustainability
and climate risk considerations
into both financial and
non-financial processes across all
business divisions and Group functions. This ensures that relevant risks are identified, assessed, monitored and escalated
in
a
timely
and
consistent
manner.
Sustainability
and
climate
risk
controls
are
embedded
throughout
key
processes
including client onboarding, transaction
due diligence, product development,
our own operations and
supply chain. To
support consistent implementation of sustainability and climate risk practices across the organization, UBS has delivered sustainability and climate-risk training to employees across the business divisions and Group functions.
›
Refer to the “Sustainability and climate risk policy framework” section of the Supplement to the UBS Group
Sustainability Report
2025, available at ubs.com/sustainability-reporting
, for details about our standards, guidelines and assessments
Integration of climate-related risks into traditional risk management framework
UBS has integrated climate
risk considerations into its
traditional risk management and
control framework to ensure
that
material
risks
are
systematically
assessed,
monitored
and
mitigated
across
traditional
risk
categories.
This
integration
supports
a
consistent
and
forward-looking
approach,
aligned
with
regulatory
expectations
and
international
best
practices.
Our approach is
designed to support
the ongoing management
of climate-related risks
as they manifest
across traditional
risk categories
and has
been built
in line
with principles
outlined by
the Basel
Committee on
Banking Supervision
(the
BCBS)
and
the
Task
Force
on
Climate-related
Financial
Disclosures
(the
TCFD).
As
FINMA
has
mandated
financial
institutions in
categories 1
and 2
to implement
material climate-related
financial risks
in their
due diligence
processes
from 1
January 2026, at
the latest, (Circular
2026/1 “Nature-related financial
risks”, published by
FINMA in
December
2024), UBS has
embedded the management
of these risks
within each traditional
risk category. The
following outlines
how UBS manages climate-related risks within each risk category.
Credit risk
Credit
risk
refers
to
potential
credit
losses
that
may
arise
from
climate-related
risks
(both
transition
and
physical)
materializing due to
the impacts of
a changing climate
and the global
shift toward a
low-carbon economy.
These risks
can affect the financial position of UBS’s counterparties,
for example when such impacts impair a borrower’s capacity
to
meet its financial obligations the likelihood of credit losses increases.
At
the
transaction
level,
proprietary
climate
risk
rating
methodologies
and
company-specific
due
diligence
questions
support the
identification and
assessment of
climate-related risks
in credit
approvals and
reviews. In
2025, integration
efforts centered
on lending
to corporate
clients. Targeted
training equipped
the first
and second
lines of
defense with
the tools and capabilities to incorporate
climate-related risk into their credit
assessments. Another important priority was
embedding counterparty-level climate
risk rating model
outputs into strategic
IT systems, facilitating
seamless integration
within the credit approval workflow.
At the portfolio
level, an enhanced
approach for concentration
monitoring of collateral
in climate-sensitive sectors
has
been
introduced
for
Global
Wealth
Management
and
relevant
parts
of
the
Investment
Bank.
We
are
continuing
to
enhance and automate quarterly risk reporting to strengthen oversight and transparency.
Liquidity risk
Liquidity
risk
refers
to
the
potential
impact
on
liquidity
adequacy
driven
by
risks
from
the
transition
to
a
low-carbon
economy and
a changing
physical climate.
These risks
represent an
additional driver
of liquidity
risk and
can influence
our ability to raise funds, liquidate assets or respond to
changes in clients’ liquidity demands. Such impacts could
lead to
increased net cash outflows or depletion of our liquidity buffer.
Climate-related
risk
considerations
have
been
integrated
into
UBS’s
liquidity
management
framework
by
introducing
climate risk
stress-testing and
reporting, leveraging
the heatmaps
and counterparty-level
climate risk
rating models
to
assess
potential
impacts.
The
identification
and
integration
of
material
climate-related
risks
into
our
liquidity
risk
management framework is an iterative
process, reflecting the evolving nature
of climate science, regulatory expectations
and data
availability. As
methodologies
mature and
industry-wide data quality
improves, UBS continues
to enhance
its
approach
through
advanced
analytics
and
scenario-based
insights.
Liquidity
risk
is
further
mitigated
through
the
maintenance of robust high-quality liquid asset buffers, comprehensive stress-testing under diverse scenarios and access to diversified funding sources.
Business risk
Business risk
may be
affected by
climate-related impacts,
which can
influence performance
through several
channels.
These
include
potential
reduction
in
net
interest
income,
decreases
in
asset
value
and
recurring
fee
income,
and
heightened
market
uncertainty
that
could
lower
deal
flow
and
transaction-based
fees.
Such
factors
underscore
the
potential financial implications of climate change on our business model.

Sustainability Report 2025 | Managing sustainability and climate risks 90
These risks are managed and mitigated through UBS’s Group-wide sustainability and impact strategy, which aligns long-
term commercial objectives with climate-related
goals and regulatory expectations. This
strategic alignment helps ensure
that UBS remains
resilient in the
face of evolving
sustainability challenges and
market dynamics. Finally,
climate-related
risks, issues
and opportunities
and their
impact on
business and
strategy are
incorporated into
the firm’s
financial planning
process.
Market risk
Market
risk
refers
to
potential
financial
impacts
arising
from
price
shifts
and
market
volatility.
Climate
change
can
influence these dynamics through two main channels: (i) physical risks, where a changing environment means there are
more likely to
be extreme weather
events impacting supply
channels and company profitability
;
and (ii) transition
risks,
where climate policies, technological shifts and evolving market perceptions alter asset valuations or disrupt correlations between risk factors, potentially impacting liquidity and model assumptions.
We
have
been
progressively
embedding
climate
considerations
into
our
market
risk
management
framework.
This
includes the
introduction of sector-
/ country-level
climate heatmaps and
counterparty-level climate risk
rating models,
enabling daily
monitoring and
reporting of
climate-sensitive exposures
across our
portfolio. For
selected legal
entities,
this framework is complemented with quantitative risk appetite measures, such as climate risk concentration triggers. In addition, we
have advanced
climate-specific stress-testing
capabilities, adapting
long-term scenarios
to short-term
market
risk analysis to assess potential climate-related stress events. These initiatives are supported by continued enhancements of our analytical tools
and governance processes, ensuring
climate risk remains an
integral component of our
market risk
management approach.
Non-financial risk
Non-financial risk,
including reputational
risk, can
be influenced
by climate-related
risks. These
may stem
from inadequate
or failed internal
processes, systems or
human error, or from external
factors, such as
physical climate events,
stakeholder
legal actions
related
to climate
issues or
concerns about
our response
to climate
change and
the transition
to a
low-
carbon
economy.
Such
risks can
impact compliance,
operational resilience
and
financial
crime
prevention,
potentially
resulting in significant non-financial consequences for UBS.
In
line
with
the
BCBS’s
principles,
UBS
has
integrated
climate-related
risks
into
the
non-financial
risk
framework.
Environmental,
social
and
governance
(ESG)
risks,
including
climate,
are
considered
within
UBS’s
Group-wide
non-
financial risk identification model.
UBS is continuing to
develop this framework in
alignment with its commercial
strategy
and industry expectations,
including the integration
of ESG risks
into the non-financial
risk taxonomy and
risk appetite
statements.
Additionally,
UBS
maintains
a
reputational
risk
framework
with
clearly
defined
roles
and
responsibilities,
escalation
requirements
and
review
and
approval
authorities.
Reputational
risk
(including
sustainability-related
reputational risks, such as greenwashing risk) is considered across all business activities, transactions and decisions.

Sustainability Report 2025 | Managing sustainability and climate risks 91
Risk reporting and disclosure
Sustainability and
climate risk
considerations are
embedded in
UBS’s quarterly
risk reporting
cycles, facilitating
transparent
reporting across the firm, key legal entities and the business divisions. This process includes:
– transactions referred to the Sustainability and Climate Risk unit;
–
climate-sensitive
sector
activities
leveraging
our
proprietary
climate
risk
heatmaps
and
rating
models
through
an
automated reporting process;
–
financed emissions
and emissions
intensities and
their utilization
against defined
risk tolerance
thresholds at
the Group,
business division and sector levels; and
– regulatory monitoring on sustainability and climate risks.
UBS prepares annual
external disclosures on
sustainability and climate
risks, in
alignment with
regulatory requirements
including the recommendations of the TCFD.
›
Refer to the “Sustainability and climate risk policy framework” section of the Supplement to the UBS Group
Sustainability Report
2025, available at ubs.com/sustainability-reporting , for more information

Sustainability Report 2025 | Managing sustainability and climate risks 92
Our investment management approach to
sustainability and climate risks
The
following
section
focuses
specifically
on
how
sustainability
and
climate
risk
is
addressed
within
the
investment
approaches of Asset Management and Global Wealth Management.
Assessing climate-related financial risks in client portfolios
As a
global
financial
institution, we
aim
to
support
our clients
in the
transition to
a
low-carbon economy.
Our
Asset
Management and
Global Wealth
Management business
divisions address
this by
offering innovative
products and
services
in investment
and financing,
establishing climate
risk monitoring
and management
systems and
providing transparent
reporting and disclosures.
Our Asset
Management and Global
Wealth Management business
divisions strive to
integrate climate-related financial
risk
considerations
into
our
decision-making
and
processes
pertaining
to
services,
strategies
or
products
offered
or
employed by
third parties,
including delegates.
In doing
so, they
demonstrate their
commitment to
implementing the
recommendations of the
Task Force on
Climate-related Financial Disclosures
(the TCFD). They
also perform climate
risk
assessments on discretionary portfolios
managed in Singapore
and in-scope collective
investment schemes managed in
Hong
Kong,
respectively,
in
line
with
the
Guidelines
on
Environmental
Risk
Management
for
Asset
Managers
of
the
Monetary Authority
of Singapore
(MAS) and
the climate
risk regulations
of the
Securities and
Futures Commission
of
Hong
Kong
respectively.
They
also
disclose
portfolio
risk
across
climate
scenarios
in
the
UK,
in
line
with
TCFD
recommendations.
›
Refer to the “Specific climate risk disclosure for client investment assets in Singapore and
Hong Kong” section and to the “UK
climate and sustainability disclosures” section of the Supplement to the UBS Group
Sustainability Report 2025, available at
ubs.com/sustainability-reporting,
for more information
We collaborate with our
industry and with
our clients, ensuring they
have access to best
practice as it evolves,
along with
robust
science-based
approaches,
standardized
methodologies
and
high-quality
data
for
measuring
and
mitigating
climate risks.
Quantifying climate risk: data and metrics
To evaluate
climate risks
at issuer
level, we
utilize physical
and transition
climate risk
data from
various data
providers.
Physical
climate
risk
arises
from
the
impact
of
weather
events
and
long-term
or
widespread
environmental
changes.
Higher levels of
physical risk imply
higher probability
of an
issuer or
direct assets
being impaired in
value. Our
physical
risk assessment considers the potential
impact of extreme climate events
on an issuer’s assets or
our direct assets. Each
physical risk score represents a sensitivity-adjusted, weighted average of risk scores linked to all
associated assets across
different
climate
hazards,
such
as
heat / cold
waves,
water
stress,
flooding,
sea
level
rises,
hurricanes,
wildfires
and
drought.
Transition risk
arises from
the process
of adjusting
to an
environmentally sustainable
economy, including
changes in
public
policies, disruptive
technological developments
and shifts
in consumer
and investor
preferences. One
of the
ways we
assess transition
risk is
by using
a “carbon
earnings at
risk” approach,
which analyzes
the unpriced
carbon cost
to a
company as
a percentage
of its
earnings before
interest, taxes,
depreciation and
amortization. We
regard carbon
earnings
at risk
as one
of the
more directly
quantifiable and
comparable metrics
across industries
globally, and
therefore more
suitable for reflecting the reach and complexity of our investments.
For
both
physical
and
transition
risks,
the
analysis
is
typically
based
on
publicly
reported
company
data,
restricting
coverage
to
corporate
issuers,
which
form
the
bulk
of
our
public
markets
portfolios.
Consequently,
exposures
to
sovereigns or structured products, for example, are not covered at this point.
Climate risk data remains an
evolving area. This results in
acknowledged limitations in data coverage
and quality, such as
issuer type and
the use of
proxy or estimation
techniques. Financial models
also typically project
up to three
years into
the future,
with significant
deterioration in
visibility beyond
one year.
As such,
long-term projections
used to
generate
data, even
for 2030,
may have
limited accuracy.
We work
closely with
our data
providers to
continually enhance
the
scope and quality of data available to us.

Sustainability Report 2025 | Managing sustainability and climate risks 93
Application in Asset Management
Asset Management’s sustainable
investing (SI) integration
approach identifies climate-related
risks and opportunities
that
can be applied in managing existing investment strategies and new portfolio construction. Portfolio construction criteria are
applied
based
on
the
intended
objectives
of
the
given
strategy
and
classified
based
on
their
sustainability
characteristics. Exclusion criteria address elevated
sustainability risks and the scope
of portfolios to which such
exclusions
are applied is
described in Asset
Management’s approach
to exclusions. The
investment approach
in fund documentation
describes the
extent to
which a
strategy targets
particular risk
or opportunity
outcomes. Asset
Management discloses
various climate-related metrics in line with the TCFD’s Supplemental Guidance for Asset Managers.
›
Refer to “Supporting our investing clients’ low-carbon transition” in the “Environment” section of this report for more
information about Asset Management’s climate-related
metrics
Asset Management
includes disclosure
of portfolio-level
metrics for
sustainable investment
portfolios in
its fund
factsheets
and in client reporting.
Within Asset Management, the overall strategy for managing climate risks is to integrate risk data and insights into
our
investment management processes.
In our public markets investments, this
begins with assessing SI issues based
on our SI material issues framework.
Asset
Management’s environmental,
social and
governance (ESG)
material issues
framework reflects
a sector-based
view of
exposures to physical
and transition climate
risks. This identifies
the most relevant
issues by sector,
making the connection
with key value drivers
that may impact the
investment thesis across sectors.
Asset Management’s climate risk
assessment
also uses issuer-level
physical risk data
for a range
of climate hazards
and transition risk
data for assessing
exposure to
changes in
carbon pricing.
This helps
to identify
issuers with
higher levels
of risk,
and they
are then
subjected to
qualitative
assessment.
This
includes
location
and
business
segments
at
risk
along
with
mitigation
measures,
including
board
oversight,
company
risk
assessment,
adaptation
actions,
and
engagement
with
suppliers,
customers
and
local
stakeholders.
This
climate
risk
assessment
is
an
additional
consideration
in
the
overall
assessment
of
the
issuer’s
sustainability performance,
which informs investment decisions.
Our Global Real Assets business considers key transition risks using our proprietary, in-house SI dashboard. This assesses the environmental performance
of directly controlled
real estate assets
against pathways and
targets. On the
physical risk
side, we
use a
third-party location risk
intelligence tool to
analyze asset-level
physical risk
for our
direct investments in
both real estate and infrastructure. We also use third-party data to inform our assessment of physical risk in our indirect real
estate
investments.
These
tools
identify
each
asset’s
potential
physical
risks
under
a
variety
of
climate
change
scenarios and timelines.
Active ownership
The transition of investment
portfolios will require real-economy emission reductions. Asset
Management sees the active
ownership strategy as a powerful tool in influencing corporate and other stakeholder behavior to achieve real-economy outcomes, while also protecting the long-term value of our clients’ assets as the transition takes place.
Asset Management
has had
a dedicated
climate engagement
program in
place for
over seven
years, addressing
financially
material climate-related risks
in companies and
tracking measurable progress.
It covers high-emitting
companies in our
listed
equity
and
corporate
bond
universe,
taking
into
account
a
range
of
sectors
and
geographies.
This
includes
companies from the oil and gas,
electricity and other utilities, metals and mining,
construction materials, and chemicals
sectors. The
program is
focused on
driving credible
transition strategies
across portfolio
holdings where
these support
our overarching goal
to protect and
enhance the value
of our clients’
investment portfolios in
line with our fiduciary
duty.
This means
we will
pursue engagement
objectives that
seek to
address issuer-specific
opportunities and
risks that
we
believe have the potential to enhance investment returns.
Our Global
Real Assets
business typically
holds
a
majority stake
in our
direct real
assets,
so
it
is possible
to positively
influence
outcomes
through
active
ownership.
This
includes
collaboration
with
tenants,
third-party
companies,
employees, communities
and other
stakeholders (via,
for example,
green lease
clauses, tenant
satisfaction surveys
and
tenant reach-outs) to
drive and achieve
emission reductions and
other climate
risk mitigations. Where
we do not
have
control,
we
actively
engage
with
owners
and
stakeholders
to
address
climate-related
risks
and
monitor
progress
accordingly. This engagement includes physical risk exposure and mitigation, transition plans, disclosures and alignment on our net-zero ambitions.

Sustainability Report 2025 | Managing sustainability and climate risks 94
Application in Global Wealth Management
Global
Wealth
Management
actively
monitors
industry
best
practice
and
data
developments
to
support
product
disclosures and inform
climate-specific investment solutions.
We have also
made continued progress
on capacity building
and making
climate risk
assessment findings
available across
the investment
value chain.
For these
core purposes,
we
prioritize bottom-up, location-based datasets with sufficient breadth to cover as much of our
clients’ portfolio exposures
as possible.
Beyond disclosures
and specific
solutions, Global
Wealth Management
does not
currently use
climate risk
analyses to
inform investment
decisions at
either the
asset allocation
or the
instrument selection
level. This
reflects a
suitability
mismatch
between
the
bottom-up
transparency
prioritized
for
reporting
and
our
top-down
investment
allocation processes, meaning
the data
cannot be
directly integrated into
our investment
processes without significant
use of
proxies and
assumptions.
Moreover, based
on currently
available data,
portfolios that
are optimized
for climate
risk would
carry significant
biases that
could have
a substantial
impact on
projected risk-adjusted
returns. In
sum, we
observe challenges due to investment scope, limitations of
data availability, modeling uncertainties and implementation hurdles, but remain prepared
to further integrate climate
risks into core
investment processes, should these
restrictions
be resolved.
Industry engagement
Most
of
our
discretionary
portfolios
comprise
investment
funds
from
third-party
fund
managers,
including
Asset
Management, which runs independent processes. Generally,
Global Wealth Management acts as an asset allocator and
manager of these portfolios, but it does not control portfolio construction and management within the underlying fund investment
solutions.
Therefore,
in
addition
to
developing
a
climate
risk
assessment
management
framework
for
portfolios
based
on
underlying
investment
holdings,
we
aim
to
understand
the
climate
risk
management
practices
established by the managers of the underlying funds.
We regularly ask
investment fund partners
of approved investment
funds for information
about their approach
to climate
risk issues. This includes the extent to which
climate risk management processes have been developed
and implemented
within
their
businesses,
aligned
to
frameworks
such
as
the
TCFD
and
the
MAS
Guidelines
on
Environmental
Risk
Management for Asset Managers,
where and as required
by the relevant regulators.
We are committed
to maintaining
regular communication with our fund partners about the development of climate risk management processes related to their strategies.

Sustainability Report 2025 | Managing sustainability and climate risks 95
Resilience of UBS’s strategy and business model
Identification of material risks
UBS has
a structured
risk identification
process in
place designed
to support
the firm’s
ongoing risk
management and
control efforts, which
is aligned with
global regulatory expectations.
The process of
identifying the material
risks to which
our businesses
at UBS
are exposed
is a
key component
of risk
management. A
comprehensive risk
identification and
assessment process
contributes to
an enhanced
understanding of
the top
vulnerabilities impacting
the organization
under
various conditions, enabling management
to better capture, measure,
monitor and control risk
exposure, as appropriate.
As
part
of
the
Risk
Identification
process,
risks
identified
as
material
are
then
considered
within
the
Risk
Coverage
Assessment and
the development
of stress
scenarios. They
are ultimately
used in
the assessment
of adequacy
of post-
stress
capital
levels
and
capital
actions
as
part
of
the
Group
Internal
Capital
Adequacy
Assessment
Process
(ICAAP).
Climate and
environment considerations
are assessed
for their
viability as
root causes
of potential
risks as
part of
the
climate risk materiality assessment, which forms an integral part of the broader risk identification process.
Stress testing
The combined stress-testing (CST) framework is scenario-based and aims to quantify overall firm-wide income, expenses
and losses
that could
result from
extreme yet
plausible macroeconomic
and geopolitical
stress events.
Indirect climate
risks are taken into account in these stress tests, in as much as they manifest through macro-financial shocks.
Direct climate risks
are generally not addressed
by existing combined
stress-testing models (CST).
To address their impact,
UBS has implemented
a dedicated climate
add-on in its three-year
strategic planning and
internal stress-testing exercises.
Leveraging dedicated climate
stress models, the
add-on is designed
to capture incremental
direct physical risks
(e.g. flood
damage affecting
property value
of a
mortgage loan)
and direct
transition risks
(e.g. a
company’s inability
to adapt
to
new
climate-related
regulations)
over
a
three-year
horizon.
The
add-on
is
based
on
a
scenario
consistent
with
the
assumption that global warming will be 2°C or less.
By
integrating
this
add-on,
UBS
ensures
a
comprehensive
assessment
of
climate
risk
in
internal
capital
adequacy
assessments.
The climate add-on leverages the same models – dedicated climate stress models – used in the climate scenario analysis,
which assesses UBS’s exposure to climate risks across short-, medium- and long-term horizons.
Stress testing is
an input
into our
capital management processes.
We are
committed to maintaining
a strong
common
equity tier 1 capital and total
loss-absorbing capacity (TLAC) position at all times. The
annual strategic planning process
includes a capital planning component
that is key in defining our
target capital levels and returns.
This process takes into
account, among other factors, the
current and potential future TLAC
requirements, our aggregate risk exposure
in terms
of the CST,
the dedicated climate
add-on, and the
effect of expected
policy changes. These
processes ensure that
UBS
remains resilient against any risks identified as material in its risk identification processes.
Integrating sustainability-related impacts in our financial planning
UBS operates a multi-year financial planning
process. This process reflects our business
position, corporate strategy and
prospective economic environment. Sustainability is a component of that strategy and planning process.
At
divisional
level,
commercial
opportunities
including
our
client
offerings
that
are
subject
to
the
Group
Sustainable
Investing
Policy
and
the
Sustainable
Finance
Guideline,
are
also
considered.
The
changing
global
outlook
regarding
sustainability and climate change, in particular, is
reflected in the process, with the risks
associated with climate change
being reflected in our capital requirement planning calculations.
Formal guidance on capital-framework calculations is
subject to ongoing market and regulatory
discussion, and we will
continue to reflect this in our planning processes.

Sustainability Report 2025 | Managing sustainability and climate risks 96
Business continuity management
UBS has
a business
continuity, resilience
and crisis
management (BCM)
framework in
place to
minimize the
financial,
regulatory, reputational and market impact of unplanned disruptive events, including those that are climate related. We conduct regular BCM reviews, which include assessments of potential loss of premises, compromised buildings and data
centers, loss
of staff,
loss of
technology, loss
of third
parties, and
the need
for risk
mitigation. Additionally,
enhanced
operational resilience minimizes
the risk and
impact of an
unplanned disruption on
markets and clients.
It includes risk
mitigation
beyond
standard
BCM
scenarios,
including
cyberattacks
and
data
integrity
incidents. Department
recovery
plans are in place for loss of premises and loss of staff incidents due to disruptive events, such as severe weather events.
The
plans
are
not
specifically
climate-related
but
rather
agnostic
to
the
cause
of
disruption.
Crisis
management
committees are
trained accordingly
to react
to any
materializing threats.
A country
risk profiling
process is
in place
to
identify any location-specific
material risks and
if any acute
weather mitigating plans
exist. In the
case of material
climate-
related
exposures,
that
would
be
captured
accordingly.
We
have
conducted
stress
tests
and
climate-related
scenario
analysis to assess
the potential impacts
of climate-related physical
and transition risks
on selected portfolios.
Through our
comprehensive business continuity
planning and
physical climate risk
identification process we
consider the
risk to
our
own physical assets.
We are committed
to ensuring continuity
of service for
our clients and
the broader financial
markets.
The aforementioned activities described are
governed by the Business Continuity
& Resilience Framework, which ensures
that the firm’s
residual operational risk
remains within its
risk appetite. This
framework enables divisions
and functions
to
analyze
their
services
to
understand
the
associated
continuity
and
resilience
risks
and
develop
effective
recovery
strategies and solutions.
The Group’s main
hubs span across
Asia Pacific (mainly
Singapore, the Hong
Kong and Tokyo),
EMEA (mainly London,
Zurich, Frankfurt
and Madrid)
and the
US (mainly
New York
City). Each
of these
areas are
assessed for
climate-related
threats and
may present
climate change
risks in
the form
of extreme
weather conditions
and the
potential for
natural
disasters
(earthquakes,
hurricanes,
typhoons,
tidal
anomalies,
rising
temperatures,
etc.)
and
the
increased
threat
of
disease outbreaks.
Where vulnerabilities
have
been identified,
additional assessments
are
carried out
and appropriate
planning is put
in place to
mitigate the risk
of impact. Key
first-level-of-defense controls are
in the form
of key procedural
controls that monitor
the overall conformance
of divisions and
functions to the
BCM program, as
well as process
controls
designed to identify more specific threats.

Sustainability Report 2025
| Appendix 1 | Governance

Appendix
Appendix 1
–
Governance
Key policies and principles
Sustainable finance
Name Description
Group Sustainable
Investing Policy
Sets minimum standards to ensure transparency in the classification of sustainability-related investment products and services across the Group, as well as corporate and financial disclosure. It provides the foundation to substantiate and consistently communicate environmental, social and governance (ESG) or sustainability-related statements, declarations, actions or communications to stakeholders.
The purpose of this policy is to
mitigate potential greenwashing, reputational, legal and / or regulatory risks arising from overstating the ESG or sustainability credentials of an investment product or service.
The owner of this policy is Group Sustainability and Impact.
Sustainable Finance
Guideline
These guidelines set Group-wide minimum requirements when labelling, marketing and distributing sustainable financing, green equity, carbon and environmental market instruments.
The owner of these guidelines is Group Risk Control.
Carbon and
Environmental Markets
guideline
UBS Green Funding
Framework
The UBS Green Funding Framework sets out our Group-wide green funding program through which we can issue a variety of green funding products,
including bonds, derivatives, deposits and similar financial instruments. We maintain assets that meet the environmental criteria defined in the framework at an amount equal to the proceeds of any green funding issuance.
The owner of this framework is Group Chief Financial Office.
Regulatory compliance
Data privacy and data ethics
Name Description
Group Data Protection
Policy
Describes the minimum global standards for processing personal data in accordance with data privacy laws and regulations. This policy applies to all staff involved in personal data (i.e. all information relating to an identified or identifiable natural person) processing activities globally. This includes
information relating to UBS’s clients, prospects, UBS’s
employees and candidates.
The owner of this policy is Group Compliance & Operational Risk Control.
Group Data Ethics Policy
Sets out UBS’s data ethics principles and requirements, in line with the Code of Conduct and Ethics of
UBS. This policy, which applies to all UBS staff
globally involved
in data
processing through
artificial intelligence
and /
or data
analytics involving
client-identifying data
and /
or personal
data,
provides the framework to identify, manage and control data usage by UBS in an ethical and responsible manner.
The owner of this policy is Group Compliance & Operational Risk Control.
Group Artificial
Intelligence (AI) Policy
Sets out our
governance standards and
requirements for the
development, adoption and
operation of AI
based on principles
of respecting human
autonomy, preventing harm, and ensuring fairness and transparency.
The owner of this policy is Group Compliance & Operational Risk Control.
Records Management
Policy (RMP)
Provides the foundation on which UBS develops and maintains a consistent approach in managing Information and records through their lifecycle.
The owner of this policy is Group Compliance & Operational Risk Control.
Information Barriers
Policy
Sets out our minimum expected standards, providing guidance on using and establishing information barriers and handling of protected information.
The owner of this policy is Group Compliance & Operational Risk Control.
Client and product suitability
Name
Description
Group Suitability
Principles
The Group Suitability Principles set out the principles which UBS applies in assessing the suitability of financial products and services to be compliant with applicable regulations and industry standards, and to act in the best interests of our clients. They are applicable to all roles and all UBS employees. These principles act as the basis for the divisional suitability policies, and specific local or entity specific policies where required.
The owner of this policy is Group Compliance and Operational Risk Control.

Sustainability Report 2025
| Appendix 1 | Governance

Access to products and services
Name Description
Guideline on Client
Vulnerability
Ensures that, in order to deliver excellent client experience for all types of clients, staff understand how to identify and respond to client vulnerability.
This is because a client’s abilities or decision-making may be impaired compared to their usual situation or compared to other clients.
This guideline,
which applies to all roles in Global Wealth Management and Personal & Corporate Banking, helps to ensure that clients with a vulnerability are treated appropriately and fairly.
The owner of this guideline is Global Wealth Management.
Web Accessibility
Guideline
Ensures that electronic documents and information available on the web can be accessed and used by people with disabilities.
The owner of this guideline is Group Human Resources and Corporate Services.
Digital accessibility
guidelines
Offers standards for all UBS digital platforms and provides guidance on the scope, requirements and the accessibility evaluation operating model to follow. These include UBS Digital Accessibility Technical
Standard, UBS Digital Accessibility Handbook and Global Wealth Management and Personal
& Corporate Banking Digital Accessibility Guide.
The owner of these guidelines is Group Human Resources and Corporate Services.
Global Inclusive
Accessibility Standard
Describes the design principles and standards that should be applied to all premises Group-wide to deliver physical accessibility. The owner of this standard is Group Human Resources and Corporate Services.
Responsible marketing practices
Name Description
Group Marketing
Communications
Governance
Prescribes (based on the UBS Brand Policy)
the overall approach to producing and using marketing communications, clarifies roles and responsibilities, outlines processes and controls that must be adhered to and offers supportive tools. These guidelines are intended to ensure effective and efficient cooperation among the various stakeholders.
The owner of this document is Group Human Resources and Corporate Services.
Global Wealth
Management and
Personal & Corporate
Banking Policy on
Marketing Materials
Ensures UBS complies with its obligations to provide existing and potential clients with information that is fair, balanced, clear and not misleading and to establish adequate controls to ensure consistent adherence to the respective standards.
The owner of this policy is Group Compliance and Operational Risk Control.
Global Asset Management
Marketing
Communications Policy
Establishes common principles on the identification of marketing communications and ensures marketing communications are clear, fair, balanced
and not misleading.
The owner of this policy is Group Compliance and Operational Risk Control.
Investment Banking
Global Marketing
Materials Policy
Intended for producers and approvers of marketing materials, provides information on the content of marketing materials, covering minimum
standards (including ensuring fair, clear and not misleading statements), country-specific content and escalation requirements.
The owner of this policy is Group Compliance and Operational Risk Control.
Market Conduct policy Sets out our minimum expected standards for market conduct, providing guidance on prohibited conduct and conduct requiring escalation. Addresses greenwashing or ESG risks by setting minimum standards for all communications by the Investment Bank and Non-core and Legacy. When making an
ESG or sustainability claim about an investment product, fund or company’s financial instruments or the company and its products and services, there should be relevant, sourced and credible evidence to back the claim up. Additionally, when referencing a third-party product (e.g.
ESG index,
externally issued green bond), it must be ensured that the ESG or sustainable characteristics of such a product can be clearly set out, including how an investor can obtain more information about the index or asset.
The owner of this policy is Group Compliance and Operational Risk Control.
Climate and nature
Name Description
Group-wide
sustainability and
impact Constitutional
document
The Group-wide sustainability and impact (S&I) constitutional document applies to UBS Group AG and all its directly controlled legal entities.
This document is UBS’s primary sustainability governance guideline. It consolidates relevant policies and definitions to illustrate how the UBS Group
governs and executes its Group-wide S&I strategy. As such, it serves as a comprehensive guide to understanding the principles and practices that drive UBS’s commitment to responsible and sustainable business operations. This document’s implementation is subject to regular audits by Group
Internal Audit.
The owner of this policy is Group Sustainability and Impact.
Sustainability and
Climate Risk Policy
Framework
Sustainability and climate risk is defined as the risk that UBS negatively impacts, or is impacted by, climate change, natural, human rights and other
environmental and social matters. Group Risk Control is responsible for our firm-wide sustainability and climate risk policy framework and for managing the financial exposure to risks as a second line of defense. Group Compliance and Operational Risk Control provides independent oversight of our non-financial risk control environment, ensuring its adequacy and effectiveness.
The owner of this policy framework is Group Risk Control.
Responsible Supply
Chain Management
(RSCM) Framework
1.1.1 Is based on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, environment and nature, health and safety and anti-corruption. It applies to all vendors across UBS business divisions, Group functions, locations and legal entities and is supported by procedural controls.
1.1.2 The owner of this framework is Group Human Resources and Corporate Services.

Sustainability Report 2025
| Appendix 1 | Governance

Client experience
Name Description
Client Complaints
Handling
Outlines the principles and minimum standards for client complaints in Global Wealth Management and Personal & Corporate Banking. Handling
client complaints is not only a regulatory obligation, but also services as an early warning indicator for issues with a service or product.
The owner of this policy is Global Wealth Management.
Asset Management
Complaints Management
Policy
Sets out principles for the handling of client and / or investor complaints that Asset Management expects its employees to adhere to. Client and / or investor complaints are an important source of information on Asset Management’s products and services. The policy, which applies to all Asset
Management employees, articulates the requirements to identify, record, investigate and respond promptly to complaints and outlines standard principles for recording, processing and reporting Asset Management complaints.
The owner of this policy is Group Compliance and Operational Risk Control.
Investment Bank & Non-
core and Legacy Policy on
Client Complaints
Sets out principles for managing Investment Bank client complaints so they can be captured consistently and are therefore reportable to management and to regulators, if applicable. It applies to all UBS Investment Banking and Investment Banking-aligned employees, including
Non-
Core and Legacy employees, consultants and temporary employees interacting with clients and prospective clients on UBS products or services.
The owner of this policy is Group Compliance and Operational Risk Control.
Cyber and Information Security
Name Description
Cyber & Information
Security Policy
Defines the Cyber & Information Security mandate across UBS and sets the firm-wide baseline requirements necessary for safeguarding information and IT assets.
The owner of this policy is Group Chief Information Security Officer.
GenAI Cyber and
Information Security
Guideline
Documents the firm-wide Generative AI (GenAI) Security Framework, including control requirements to mitigate cyber and information security risks associated with the adoption of GenAI solutions. It provides detailed implementation guidance and covers GenAI applications operated in-house or within third-party solutions.
The owner of this policy is Group Chief Information Security Officer.
Employees
Name Description
Employee Assistance
and Care Program
Provides confidential individual support to permanent UBS employees (and where applicable to household and / or family members) with personal or work-related issues that may affect their well-being.
The owner of this policy is Group Human Resources and Corporate Services.
Employee handbooks
Provides information on the policies, practices, procedures and benefits applicable to a specific location or country.
Where applicable, employee
handbooks (along with a contract / offer letter and, if applicable, personnel regulations) are the principal sources of information on the terms and conditions of employment and applicable HR programs, policies and procedures. Subject to local legal requirements, failure to comply with any of
the requirements of the relevant employee handbook may result in disciplinary action, up to and including dismissal.
The owner of the handbooks is Group Human Resources and Corporate Services.
Employee Incidents
Policy
Sets out the principles for assessing breaches of UBS policies in a consistent manner. All UBS persons as defined by the policy are expected to comply. All UBS policies are in scope, unless defined by the respective Chief Operating Officer as out of scope and approved by the Group Chief
Compliance and Operational Risk Control Office, Employee Incidents team. The scope of UBS policies will be applied to the Credit Suisse policies that have not yet been integrated.
The owner of this policy is Group Compliance and Operational Risk Control.
Employment of Staff
within UBS
Applicable to all UBS employees, this policy establishes minimum hiring and employment standards and provides fair, consistent and transparent
treatment of employees, while taking account of local legal and market practice requirements and shareholder interests.
Where applicable, the
policy is supplemented by Employee Handbooks providing local information and clarification. Breaches may be dealt with in line with the Employee Incidents Policy and could result in disciplinary action, including dismissal, in serious cases.
The owner of this policy is Group Human Resources and Corporate Services.
UBS Global Block Leave
Policy
Applicable to all UBS employees and UBS external staff as required by their role or legislative requirements, this policy ensures that all employees are aware of their block leave requirements to mitigate fraud risk and to meet local legislative requirements.
The owner of this policy is Group Human Resources and Corporate Services.
Global Staff Vetting
Policy
Defines the global minimum standards for background checks to be undertaken during onboarding for all members of staff and provides requirements for periodic re-vetting of existing staff. These global mandatory standards guarantee a globally consistent vetting approach for UBS staff. Non-compliance may have a negative impact on legal, regulatory, financial or reputational risks.
The policy outlines who (UBS third-party
vetting vendors, suppliers) is accountable for conducting the checks. HR and other functions are engaged, as needed, to ensure any adverse findings or policy changes are within UBS’s risk appetite.
The owner of this policy is Group Human Resources and Corporate Services.
Group Investigations
Policy
Sets out the framework for the conduct and governance of all internal investigations of actual, alleged or suspected breaches of law, regulation or policy involving UBS and / or its employees.
The owner of this policy is Group Compliance and Operational Risk Control.
Group Physical Security
Policy
Defines the physical security governance structures, principles and high-level measures that ensure UBS people, information, infrastructure, valuable assets and business operations are effectively protected from physical security threats that may otherwise cause loss, damage or harm.
Failure to effectively mitigate the risks posed by security threats could impact clients and staff, constitute a breach of laws or regulations and negatively affect the firm’s reputation, brand or financials. Breaches of policy may be dealt with in line with the Employee Incidents Policy
and
could result in disciplinary action, including dismissal.
The owner of this policy is Group Compliance and Operational Risk Control.

Sustainability Report 2025
| Appendix 1 | Governance

Employees
Name Description
Group Policy on Conflict
of Interest
Sets out the principles, minimum requirements which all UBS staff must adhere to in identifying, preventing, escalating and managing conflicts of interest. This policy covers all UBS persons i.e. internal and external staff and any other individuals who provide services for UBS, or who are employed by a service provider to UBS, who is based on UBS premises and has access to UBS systems.
The owner of this framework is Group Compliance and Operational Risk Control.
Health and Safety
Statement
Details UBS’s commitment to a working environment that protects the health, safety and well-being of all employees, contractors, clients and
visitors on UBS premises.
The owner of this statement is Group Human Resources and Corporate Services.
Mandatory Learning
Policy
Covers topics important for all staff and for the firm, and all staff must complete the modules assigned to them by the due date.
Non-completion or failure to complete in a timely manner is systematically tracked and subject to an escalation and disciplinary process.
The owner of this policy is Group Human Resources and Corporate Services.
Total Reward
Principles
Underpins UBS’s approach to compensation and defines UBS’s compensation framework. The se principles apply to all employees globally (with
variations in certain locations due to local legal requirements, regulations and practices) and are periodically reviewed and approved by the
Compensation Committee. The principles are fully aligned with our strategy and our three keys to success.
In the short to medium term, they also
enable UBS to drive the economic and cultural integration of Credit Suisse and the long-term value creation of the combined firm.
The owner of these principles is Group Human Resources and Corporate Services.
Whistleblowing
Protection for
Employees
Establishes dedicated whistleblowing channels for UBS workforce to raise concerns in a safe, confidential and, if preferred, anonymous way without fear of retaliation. Enables employees to raise concerns or to escalate potential breaches of laws, regulations, rules or other legal requirements, policies, professional standards, sexual harassment or misconduct, or any violation of the Code without fear of retaliation. It applies to the UBS employees, all business divisions and Group functions, all regions and all UBS entities, including their branches and representative
offices.
The owner of this policy is Group Compliance and Operational Risk Control.

Sustainability Report 2025
| Appendix 2 | Other supplemental information

Appendix 2 – Other supplemental information
Information on non-financial disclosures
Risk evaluation
Pursuant to the requirements of the Swiss Code of Obligations Art. 964b, this section includes an evaluation of the risks that have a high probability of potential negative impacts upon the “aspects” covered by said laws.
We
are
subject
to
separate,
and
sometimes
conflicting,
ESG
regulations
and
regulator
expectations
in
the
various
jurisdictions in which UBS operates. For example, in certain jurisdictions, we are required to set diversity targets or other
ESG-related goals that are
considered illegal or contrary
to regulatory expectations in
other jurisdictions. In addition,
with
respect to decarbonization mandates, there is substantial uncertainty as to the scope of actions that may be required of us, governments and others to achieve the goals we have set, and many of our goals and objectives are only achievable with a combination
of government and
private action. National
and international standards
and expectations, industry
and
scientific
practices,
regulatory
taxonomies,
and
disclosure
obligations
addressing
these
matters
are
relatively
immature and
are rapidly
evolving. In
addition, there
are significant
limitations in
the data
available to
measure our
climate
and
other
goals.
Although
we
have
defined
and
disclosed
our
goals
based
on
the
standards
existing
at
the
time
of
disclosure, there can be no assurance (i) that the various ESG regulatory and disclosure regimes under which we operate
will not come into further
conflict with one another,
(ii) that the current standards
will not be interpreted differently
than
our understanding or
change in a
manner that substantially
increases the cost
or effort for
us to achieve
such goals or
(iii) that
additional data
or methods,
whether voluntary
or required
by regulation,
may substantially
change our
calculation
of our goals and ambitions. It is possible that such goals
may prove to be considerably more difficult or even impossible to achieve. The evolving standards may also require us to substantially change the stated
goals and ambitions. If we are
not able to achieve the goals we have set, or can only do
so at significant expense to our business, we may fail to meet regulatory expectations, incur damage to our reputation or be exposed to an increased risk of litigation or other adverse
action.
While ESG regulatory
regimes and international
standards are being
developed, including to
require consideration of
ESG
risks in investment decisions, some jurisdictions, notably in the US, have developed rules restricting the consideration of
ESG factors in
investment and business
decisions. Under
these anti-ESG rules,
companies that are
perceived as boycotting
or discriminating against
certain industries may
be restricted from doing
business with certain governmental
entities. Our
businesses
may
be
adversely
affected
if
we
are
considered
as
discriminating
against
companies
based
on
ESG
considerations, or if further anti-ESG rules are developed or broadened.
A major focus of US and other countries’ governmental policies relating to financial institutions in recent years has been on
fighting
money
laundering and
terrorist financing.
We
are
required
to
maintain effective
policies, procedures
and
controls to detect, prevent and
report money laundering and terrorist financing,
and to verify the identity
of our clients
under the
laws of
many of
the countries
in which
we operate.
We are
also subject
to laws
and regulations
related to
corrupt and illegal payments to government officials by others, such as the US Foreign Corrupt Practices Act and the UK
Bribery Act. We have implemented policies,
procedures and internal controls that
are designed to comply with such
laws
and regulations. Failure to maintain and implement
adequate programs to combat money laundering,
terrorist financing
or corruption,
or any
failure of
our programs
in these
areas, could
have serious
consequences both
from legal
enforcement
action and from damage
to our reputation. Frequent
changes in sanctions imposed
and increasingly complex sanctions
imposed
on
countries, entities
and
individuals,
as
exemplified
by
the
breadth
and
scope
of
the
sanctions imposed
in
relation to the war in Ukraine, increase our cost of monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.
The financial
services industry
is characterized
by intense
competition, continuous
innovation, restrictive,
detailed and
sometimes
fragmented regulation
and
ongoing consolidation.
We
face
competition at
the
level of
local
markets and
individual business lines and from global financial
institutions that are comparable to us
in their size and breadth, as well
as competition from new technology-based market entrants,
which may not be subject to
the same level of regulation.
Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition
to increase. Our
competitive strength and
market position could
be eroded if
we are unable
to
identify
market
trends
and
developments,
do
not
respond
to
such
trends
and
developments
by
devising
and
implementing adequate business
strategies, do not
adequately develop or
update our technology,
including our digital
channels and
tools and
deployment of
artificial intelligence,
or are unable
to attract
or retain the
qualified people
needed.
The
amount
and
structure
of
our
employee
compensation
is
affected
not
only
by
our
business
results
but
also
by
competitive factors and regulatory considerations.

Sustainability Report 2025
| Appendix 2 | Other supplemental information

In response
to the
demands of various
stakeholders, including regulatory
authorities and shareholders,
and in
order to
better align the interests of our staff with other stakeholders, our compensation framework includes deferral periods for
stock awards, forfeiture provisions and
clawback provisions for certain awards linked
to business performance. We also
have individual caps on the proportion of
fixed to variable pay for the members
of the Group Executive Board (GEB), as
well as certain
other employees. UBS
is also required
to maintain and
enforce provisions requiring
UBS to recover
from
GEB members
a portion
of performance-based
incentive compensation
in the
event that
the UBS
Group, or
another entity
with securities listed
on a US
national securities exchange,
is required to
restate its financial
statements as a
result of a
material error.
›
Refer to the “Risk factors” and “Risk management and control” sections of the UBS Group
Annual Report 2025, available under
“Annual reporting” at ubs.com/investors , for more information
Non-financial disclosures pursuant to the Swiss Code of Obligations Art. 964b.
This report comprises
the “non-financial” disclosures required
for UBS Group
AG, and its
subsidiaries, under Art.
964b
of the
Swiss Code
of Obligations.
These disclosures
can be
found in
the sections
and the
pages indicated
below. The
material topics listed in
the index are
limited to the
matters addressed by the
Swiss Code of
Obligations Art. 964b. For
material
matters,
we
assess
the
effectiveness
of
our
management
approaches
through
a
number
of
measures
as
described,
in
particular,
in
“Business
conduct
and
corporate
culture”
and
“Key
policies
and
principles”
in
the
“Governance” section of this report, and “Approach to grievances” in the Supplement to this report.
›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to this report, available at
ubs.com/sustainability-reporting
, for more information about “Information on the UBS Group pursuant to the
Swiss Ordinance on
Due Diligence and Transparency
in relation to Minerals and Metals from Conflict-Affected
Areas and Child Labor”
Non-financial aspects
Section of Sustainability Report 2025 (SR 2025)
Page(s)
Broad thematic matters Partnering with clients on a sustainable future SR 2025 / 2–3
About this report
SR 2025 / 4–6
Our business model SR 2025 / 7–8
Our stakeholder engagement SR 2025 / 9–11
Governance SR 2025 / 13–20
Our sustainability and impact strategy SR 2025 / 21
Our key aspirations and progress SR 2025 / 22–23
Supporting opportunities SR 2025 / 67–79
Key policies and principles SR 2025 / 97–100
Risk evaluation SR 2025 / 101–102
Environmental matters
Environment SR 2025 / 24–57
Managing sustainability and climate risks SR 2025 / 80–96
Social and employee matters People and culture make the difference SR 2025 / 58–62
Driving social impact SR 2025 / 63–64
Human rights matters Respecting human rights SR 2025 / 65
Managing sustainability and climate risks SR 2025 / 80–96
Anti-corruption and bribery matters Combating financial crime SR 2025 / 19
Prevention and detection of corruption and bribery SR 2025 / 19–20
1
Further information on our business model can be found in the UBS Group Annual Report 2025 section “Our strategy, business model and environment” available at ubs.com/investors
.

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Sustainability Report 2025
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Sustainability Report 2025
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Sustainability Report 2025
| Appendix 2 | Other supplemental information

Sustainability Report 2025
| Appendix 2 | Other supplemental information

Sustainability Report 2025
| Appendix 2 | Other supplemental information

Sustainability Report 2025
| Appendix 2 | Other supplemental information

Sustainability Report 2025
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Sustainability Report 2025
| Appendix 2 | Other supplemental information

Abbreviations frequently used in our sustainability report
A
AI
artificial intelligence
AML
anti-money laundering
B
BoD
Board of Directors
C
CCRC
Corporate Culture and Responsibility Committee
CEO
Chief Executive Officer
CIO
Chief Investment Office
Credit Suisse SIF
Credit Suisse Sustainable Investment Framework
E
EMEA
Europe, Middle East and Africa
ESG
environmental, social and governance
EU
European Union
ERA
energy reference area
EY
Ernst & Young
F
FINMA
Swiss Financial Market Supervisory Authority
FTE
full-time equivalents
G
GEB
Group Executive Board
GHG
greenhouse gas
GRI
Global Reporting Initiative
GSI
Group Sustainability and Impact
I
IEA
International Energy Agency
IPO
initial public offering
IFRS
International Financial Reporting Standards
ISO
International Organization for Standardization
L
LEED
Leadership in Energy and Environmental Design
N
NGO
non-governmental organization
NZE
Net-Zero Emissions by 2050 Scenario
P
PCAF
Partnership for Carbon Accounting Financials
R
RSCM
responsible supply chain management
S
S&P
Standard & Poor’s
SCR
sustainability and climate risk unit
SDG
Sustainable Development Goal
T
TCFD
Task Force
on Climate-related Financial Disclosures
U
UN
United Nations
USD
US dollar
Note:
This list of abbreviations is not deemed to be comprehensive of all the abbreviations used in this report.

Sustainability Report 2025
| Appendix 2 | Other supplemental information

Cautionary Statement
Cautionary Statement |
This report may contain statements that constitute “forward-looking statements”. Refer to the Cautionary Statement Regarding
Forward-Looking Statements in the UBS Group Annual Report 2025, available at ubs.com/investors, for further details.
Notice to investors |
This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to the UBS Group
Annual Report 2025, available at ubs.com/investors, for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables, infographics and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.
Tables |
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/ Beatriz Martin Jimenez
Name:
Beatriz Martin Jimenez
Title:
Group Chief Operating Officer,
Head Non-Core and Legacy, and
President UBS EMEA
By:
/s/ Todd Tuckner
Name:
Todd Tuckner
Title:
Group Chief Financial Officer
UBS AG
By:
/s/ Beatriz Martin Jimenez
Name:
Beatriz Martin Jimenez
Title:
Chief Operating Officer,
Head Non-Core and Legacy, and
President UBS EMEA
By:
/s/ Todd Tuckner
Name:
Todd Tuckner
Title:
Chief Financial Officer
Date: March 9, 2026